Execution Version

SECURITIES PURCHASE AGREEMENT

Dated as of December 9, 2014

by and between

Tanzanian Royalty Exploration Corporation (TRX)

and

<Name Redacted>

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT dated as of December 9, 2014 (this “Agreement”) is by and among Tanzanian Royalty Exploration Corporation, a Canadian corporation (the “Company”) and  <name redacted> (the “Purchaser”).

WHEREAS:

A.

The Company has authorized the issuance of 8% Original Issue Discount Senior Convertible Debentures of the Company in the aggregate principal amount of up to $15,000,000 (the “Original Principal Amount”), in substantially the form attached hereto as Exhibit A (each a “Debenture” and collectively with the other debentures of such series, the “Debentures”) which Debentures shall be convertible into the Company’s common shares, without par value per share (the “Common Shares”), in accordance with the terms of the Debentures (as converted, collectively, the “Conversion Shares”).

B.

The Company has authorized the issuance of Common Stock Purchase Warrants in substantially the form attached hereto as Exhibit B (each a “Warrant” and collectively, the “Warrants”) which Warrants shall be exercisable immediately upon issuance to purchase shares of the Company’s Common Shares in accordance with the terms of the Warrant (the “Warrant Shares”).

C.

The Company and the Purchaser will enter into a registration rights agreement in substantially the form attached hereto as Exhibit C (together with all attachments and exhibits thereto, as each may be amended or modified from time to time, the “Registration Rights Agreement”) pursuant to which the Company will agree to register the Conversion Shares, the Warrant Shares and any other Common Shares issuable upon any redemption of the Debentures as provided therein (the “Stock Payment Shares”) pursuant to a registration statement on Form F-3 with the Securities and Exchange Commission (the “SEC”).

C.

The Company, Purchaser and Wells Fargo Bank, National Association, as escrow agent (the “Escrow Agent”) will enter into an escrow agreement of even date herewith in substantially the form attached hereto as Exhibit D (the “Escrow Agreement”).

D.

The Company will cause each member of its senior management team listed on Exhibit E hereto to execute a lock-up letter, acceptable to Purchaser in form and substance,  addressed to Purchaser, whereby each such member of senior management agrees not to sell or otherwise dispose, directly or indirectly, of any Common Shares owned beneficially or of record by such person until such time that the Form F-3 registration statement described above is declared effective by the SEC (the “Lock-Up Letters”).

E.

The Purchaser wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, Debentures in the Original Principal Amount.

F.

The Debentures, the Warrants, the Warrant Shares, the Conversion Shares and the Stock Payment Shares, are collectively referred to herein as the “Securities.”

NOW, THEREFORE, in consideration of the foregoing premises and in reliance on the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE 1

PURCHASE AND SALE OF SECURITIES

1.1.

Purchase and Sale of Securities.

(a)

Subject to the satisfaction (or waiver) of the conditions set forth herein, the Company shall issue and sell to the Purchaser, and the Purchaser agrees to purchase from the Company on the Initial Closing Date (as defined below) $10,000,000 of the aggregate Original Principal Amount of Debentures and the number of Warrants set forth in Section 1.3.

(b)

Subject to the satisfaction (or waiver) of the conditions set forth herein, the Company shall issue and sell to the Purchaser, and the Purchaser agrees to purchase from the Company on the Final Closing Date (as defined below) $5,000,000 of the aggregate Original Principal Amount of Debentures and the number of Warrants set forth in Section 1.5.

(c)

The Company and the Purchaser are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), including Rule 506 of Regulation D promulgated thereunder.

1.2.

Initial Closing Purchase Price and Initial Closing.  (1)  Subject to the terms and conditions of this Agreement, the Company agrees to issue and sell to the Purchaser and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchaser agrees to purchase, on the Initial Closing Date, $10,000,000 of the aggregate Original Principal Amount of Debentures for the aggregate purchase price of $9,200,000 (the “Initial Closing Purchase Price”).  On the Initial Closing Date, the Purchaser shall deposit $9,200,000 less expenses to be reimbursed by the Company pursuant to Section 6.1 (the “Initial Closing Escrow Amount” and such amount reduced pursuant to Section 6.1, the “Initial Expense Reimbursement”) shall be deposited in an escrow account (the “Escrow Account”) with the Escrow Agent for the benefit of the Purchaser and released to the Company in accordance with the terms and conditions set forth in Section 1.8 and Section 1.6 hereof and the terms of the Escrow Agreement.

(b)

The Initial Closing under this Agreement (the “Initial Closing”) shall occur on the date hereof or such other date as the parties may mutually agree (the “Initial Closing Date”), provided, that all of the conditions set forth in Article 4 hereof have been fulfilled or waived in accordance herewith.  The Initial Closing shall take place at the offices of Haynes and Boone, LLP, 30 Rockefeller Plaza, 26th Floor, New York, New York 10112 at 10:00 a.m. New York Time, or at such other time and place as the parties may agree. Subject to the terms and conditions of this Agreement, at the Initial Closing the Purchaser shall purchase and the

Company shall issue and deliver or cause to be delivered to the Purchaser the Debentures and the Warrants, as determined pursuant to Section 1.3(a).

1.3.

Initial Closing Date Deliveries.

(a)

On or prior to the Initial Closing Date, the Company shall deliver or cause to be delivered to the Purchaser purchasing the Debentures and Warrants on the Initial Closing Date each of the following:

(i)

this Agreement duly executed by the Company;

(ii)

a legal opinion of counsel to the Company, dated as of the Initial Closing Date, in substantially the form attached hereto as Exhibit F;

(iii)

the Registration Rights Agreement duly executed by the Company;

(iv)

the Escrow Agreement duly executed by the Company and the Escrow Agent;

(v)

the Debentures duly executed by the Company, registered in the name of the Purchaser;

(vi)

a Warrant registered in the name of the Purchaser to purchase up to a number of Common Shares equal to $962,500 divided by the Conversion Price (as defined in the Debenture), with an exercise price equal to the Conversion Price, subject to adjustment therein;

(vii)

a Guarantee substantially in the form of Exhibit F hereto from each of the Company’s subsidiaries listed on Schedule 1.3(a)(vii) (each a “Subsidiary Guarantee” and collectively, the “Subsidiary Guarantee”);

(viii)

the Lock-Up Letters;

(ix)

a certificate, signed by the Secretary of the Company and dated as of the Initial Closing Date, as to (1) the resolutions duly adopted by the Board of Directors of the Company (the “Board”) approving the transactions contemplated by the Transaction Documents (as defined below), (2) its charter, as in effect at the Initial Closing Date, (3) its bylaws, as in effect at the Initial Closing Date and (4) the authority and incumbency of the officers executing the Transaction Documents and any other documents required to be executed or delivered in connection therewith; and

(x)

a certificate, signed by an executive officer on behalf of the Company and dated as of the Initial Closing Date, confirming the accuracy of the Company’s representations, warranties and performance of covenants as of the Initial Closing Date and confirming the compliance by the Company with the conditions precedent set forth in Section 4.2 as of the Initial Closing Date.

(b)

On or prior to the Initial Closing Date, the Purchaser purchasing Debentures and Warrants on such Initial Closing Date shall deliver or cause to be delivered to the Company the following:

(i)

this Agreement duly executed by the Purchaser;

(ii)

the Registration Rights Agreement duly executed by the Purchaser;

(iii)

the Escrow Agreement duly executed by the Purchaser; and

(iv)

the Initial Closing Escrow Amount by wire transfer to the Escrow Account.

1.4.

Final Closing Purchase Price and Final Closing.  (2)  Subject to the terms and conditions of this Agreement, the Company agrees to issue and sell to the Purchaser and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchaser agrees to purchase, on the Final Closing Date, an additional $5,000,000 of the aggregate Original Principal Amount of Debentures for the aggregate purchase price of $4,600,000 (the “Final Closing Purchase Price”), which Final Closing Purchase Price shall be payable as follows:

(i)

at the Final Closing (as defined below), the Purchaser shall deliver an aggregate of $1,000,000 by wire transfer of immediately available funds to the Company less expenses to be reimbursed by the Company pursuant to Section 6.1 (the “Final Closing Amount”); and

(ii)

the balance of the Final Closing Purchase Price equal to $3,600,000 (the “Final Closing Escrow Amount” and together with the Initial Closing Escrow Amount, the “Escrow Amount”) shall be deposited in the Escrow Account for the benefit of the Purchaser and released to the Company in accordance with the terms and conditions set forth in Section 1.6 hereof and the terms of the Escrow Agreement.

(b)

The Final Closing under this Agreement (the “Final Closing”) shall occur on March 4, 2015 or such other date as the parties may mutually agree (the “Final Closing Date”), provided, that all of the conditions set forth in Article 4 hereof have been fulfilled or waived in accordance herewith.  The Final Closing shall take place at the offices of Haynes and Boone, LLP, 30 Rockefeller Plaza, 26th Floor, New York, New York 10112 at 10:00 a.m. New York Time, or at such other time and place as the parties may agree. Subject to the terms and conditions of this Agreement, at the Final Closing the Purchaser shall purchase and the Company shall issue and deliver or cause to be delivered to the Purchaser the Debentures and the Warrants, as determined pursuant to Section 1.5(a). For the avoidance of doubt, if the closing conditions set forth in Section 4.3 hereof have not been satisfied or waived by the Purchaser, in their sole discretion, by 9:30 a.m. New York Time on March 4, 2015, all obligations of the Purchaser with respect to the Final Closing and the Final Closing Purchase Price shall automatically terminate.

1.5.

Final Closing Date Deliveries.

(a)

On or prior to the Final Closing Date, the Company shall deliver or cause to be delivered to the Purchaser purchasing the Debentures and Warrants on the Final Closing Date each of the following:

(i)

a Warrant registered in the name of the Purchaser to purchase up to a number of Common Shares equal to 35% of the Final Closing Amount divided by the Conversion Price (as defined in the Debenture), with an exercise price equal to the Conversion Price, subject to adjustment therein;

(ii)

a certificate, signed by an executive officer on behalf of the Company and dated as of the Final Closing Date, confirming the accuracy of the Company’s representations, warranties and performance of covenants as of the Final Closing Date and confirming the compliance by the Company with the conditions precedent set forth in Section 4.3 as of the Final Closing Date.

(b)

On the Final Closing Date, the Purchaser purchasing Debentures and Warrants on such Final Closing Date shall deliver or cause to be delivered to the Company the following:

(i)

the Final Closing Amount by wire transfer to the account specified in writing by the Company; and

(ii)

the Final Escrow Amount by wire transfer to the Escrow Account.

1.6.

Escrow Amount. During the period commencing on the Initial Closing Date and ending on September 30, 2015 (the “Milestone Allowance Period”), the Escrow Amount may be released back to the Company as follows:

(a)

Milestones.

(i)

Subject to Section 1.6(d), upon the Company achieving aggregate Free Cash Flow (as defined below) of $1,050,000 (the “First Milestone Threshold”) for a given Calculation Period (as defined below), the Company shall be entitled to withdraw $500,000 per calendar month (or if the balance on deposit in the Escrow Account is less than $500,000 such lesser amount) of the Escrow Amount (the “First Milestone Monthly Allowance”) from the Escrow Account in each of the three consecutive calendar months after the last day of the applicable Calculation Period. In the event that the Free Cash Flow for a particular Calculation Period does not exceed the First Milestone Threshold, then the Company shall not be permitted to withdraw any portion of the Escrow Amount from the Escrow Account with respect to such Calculation Period.

(ii)

Subject to Section 1.6(d), upon the Company achieving aggregate Free Cash Flow of $1,500,000 (the “Second Milestone Threshold” and each the First Milestone Threshold and the Second Milestone Threshold, a “Milestone Threshold”) for a given Calculation Period, the Company shall be permitted to withdraw an additional $250,000 per calendar month (or if the balance on deposit in the Escrow Account is less than $750,000 such lesser amount) of the Escrow Amount (the “Second Milestone Monthly Allowance”) from the Escrow Account in each of the three consecutive calendar months after the last day of the applicable Calculation Period.  In the event that the Free Cash Flow for a particular Calculation Period does not does not exceed the Second Milestone Threshold, then the Company shall not be permitted to withdraw any portion of the Second Milestone Monthly Allowance from the Escrow Account with respect to such Calculation Period.

(iii)

The Company acknowledges and agrees any amounts to which it may be entitled under this Section 1.6 is limited solely to the balance of the Escrow Amount on deposit in the Escrow Account. In no event will the Purchaser be required to deposit any funds into the Escrow Account other than the Escrow Amount at Closing or otherwise make any advances to the Company in addition to the Closing Amount.

(b)

Procedures for Determining Milestone Payments. After the last day of each Calculation Period, the Company shall prepare and submit to the Company’s independent certified public accountant named in its most recent semi-annual report filed with the SEC (the “Independent Accountant”) a written statement (in each case, a “Milestone Calculation Statement”) setting forth in reasonable detail its determination of Free Cash Flow for the applicable Calculation Period and shall specify the amount of the applicable monthly allowance (the “Milestone Payment Amount”) to be released and disbursed to the Company (in each case, a “Milestone Calculation”). The Company shall direct the Independent Accountant to review such Milestone Calculation (in accordance with a review and not an audit standard) and render a written report (the “Accountant’s Review Report”) in accordance with such standard for the applicable Calculation Period as promptly as practicable. If the Company receives an Accountant’s Review Report that does not identify any inaccuracies in the Milestone Calculation Statement for such Calculation Period, the Company shall file with the SEC a report on Form 6-K (in each case, a “Milestone Form 6-K”) with a copy of the applicable Milestone Calculation Statement attached as an exhibit to such Milestone Form 6-K. Immediately following the filing of each Milestone Form 6-K, the Company shall also deliver to the Purchaser a certificate, signed by an executive officer on behalf of the Company and dated as of the filing date, confirming the accuracy of the Milestone Calculation Statement filed with the Milestone Form 6-K for the applicable Calculation Period (in each case, a “Milestone Officer’s Certificate”). For the avoidance of doubt, in reviewing the Milestone Calculation Statement and preparing its Accountant’s Review Report, the Independent Accountant shall use the same level of diligence as it uses in its review of the Company’s interim financial statements to be included in its SEC reports.

(c)

Timing for Milestone Payments. Subject to the terms of the Escrow Agreement and Section 1.6(d) hereof, the Purchaser and the Company shall cause the Escrow Agent to release and disburse any Milestone Payment Amount required to be released to the Company pursuant to Section 1.6 hereof in accordance with the terms of the Escrow Agreement. Each date that a Milestone Payment Amount is released from the Escrow Account is referred to herein as a “Milestone Payment Date.”

(d)

Conditions Precedent to Milestone Payments. Notwithstanding anything to the contrary in this Section 1.6, the release of any Milestone Payment Amount on each and every Milestone Payment Date from the Escrow Account shall be subject to satisfaction, or waiver by the Purchaser, of each of the following conditions:

(i)

the Company has filed the Milestone Form 6-K with the SEC and delivered the Milestone Officer’s Certificate to the Purchaser for the applicable Calculation Period pursuant to Section 1.6(b) hereof;

(ii)

the VWAP (as defined in the Debenture) of the Common Shares exceeds $0.60 per share (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Shares that occur after the date hereof) on the Milestone Payment Date and on each of the twenty (20) consecutive Trading Days immediately preceding the Milestone Payment Date;

(iii)

a Registration Statement (as defined in the Registration Rights Agreement) is effective for resale of the Common Shares issuable under the Debentures in the United States without restriction and such Common Shares may be issued free of any restrictive legends under U.S. federal securities laws and any Canadian securities laws;

(iv)

the Equity Conditions (as defined in the Debenture) are otherwise satisfied or have been waived by the Purchaser on the Milestone Payment Date and on each of the twenty (20) consecutive Trading Days immediately preceding the Milestone Payment Date;

(v)

the Company has performed, satisfied and complied with all covenants, agreements and conditions required by this Agreement and the other Transaction Documents required to be complied with by the Company prior to the applicable Milestone Payment Date and no Event of Default under the Debentures has occurred and is continuing;

(vi)

no Early Repayment Event has occurred; and

(vii)

the Purchaser has not exercised its rights under Sections 1.6(f) or 1.7 hereof.

(e)

Milestone Warrants.  On each Milestone Payment Date, the Company shall deliver or cause to be delivered to the Purchaser on such Milestone Payment Date a Warrant registered in the name of the Purchaser to purchase up to a number of Common Shares equal to 25% of the applicable Milestone Payment Amount divided by the Conversion Price, with an exercise price equal to 115% of the VWAP for the Common Shares on the five (5) Trading Days (as defined in the Debenture) immediately preceding the Milestone Payment Date.

(f)

Right to Set-off. If the Company does not achieve an aggregate Free Cash Flow of $2,250,000 for the fiscal quarter ending September 30, 2015, the Purchaser shall have the right, at its option, to use the remaining balance of the Escrow Amount to prepay a corresponding amount of the Debentures that is then outstanding.  In addition, if the Purchaser elects to exercise its Optional Redemption Right as provided for in Section 5(a) of the Debenture, the Company shall be entitled to use any portion of the balance of the Escrow Amount to pay the Holder Redemption Amount (as defined in the Debenture); provided, however, the Company may not use any portion of the Escrow Amount for payment of any Redemption Amount if the outstanding principal balance of the Debenture exceeds the balance of the Escrow Amount on deposit in the Escrow Account. The Purchaser shall exercise such right by written notice to the Company and the Escrow Agent.

(g)

Public Disclosure of Material Information. The Company covenants and agrees that it shall publicly disclose any material, non-public information in a report on Form 6-K within one business day (or at such earlier time as may be required by Regulation FD or other applicable law) after the date that the Company determines that the Free Cash Flow for the fiscal quarter ending September 30, 2015 does not exceed $2,250,000.

(h)

 Definitions.  For purposes of this Section 1.6, the following defined terms have the following meanings:

(i)

“Calculation Periods” means each of the fiscal quarters ending on March 31, 2015, June 30, 2015 and September 30, 2015 during the Milestone Allowance Period, with each period measured at the last day of each fiscal quarter.

(ii)

“Capital Expenditures” means, with respect to any person for any period, the aggregate amount of all expenditures (whether paid in cash or accrued as a liability) by such person during that period for the acquisition or leasing of fixed or capital assets or additions to property, plant, or equipment (including replacements, capitalized repairs, and improvements) which should be capitalized on the balance sheet of such person in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, provided, however, that, for purposes of this Agreement, “Capital Expenditures” shall exclude capital expenditure for renewing, replacing, rehabilitating, refurbishing or restoring existing assets of the Company at the time that determination is being made.

(iii)

“Consolidated Capital Expenditures” means, for any period, the sum of (a) the aggregate of all expenditures (whether paid in cash or other consideration or accrued as a liability and including that portion of capital leases which is capitalized on the consolidated balance sheet of Company and its Subsidiaries) by Company and its Subsidiaries during that period that, in conformity with IFRS, are included in “additions to property, plant or equipment” or comparable items reflected in the consolidated statement of cash flows of the Company and its Subsidiaries plus (b) to the extent not covered by clause (a) of this definition, the aggregate of all expenditures of Company and its Subsidiaries during that period to acquire (by purchase or otherwise) the business, property or fixed assets of any Person, or the capital stock of any Person that, as a result of such acquisition, becomes a Subsidiary of the Company.

(iv)

“Free Cash Flow” means, with respect to any period, revenues from mining operations for such period minus the sum of 1) cost of production and sales, 2) general and administrative expense, 3) except as hereinafter provided, any other non-capitalizable operating expenses, and 4) Maintenance Capital Expenditures, in each case, for such period.  For greater certainty, it is expressly agreed that 5) interest, 6) taxes, 7) the transaction costs of this financing (including, without limitation, the entering into of any Transaction Document, the issuance of share purchase warrants, the filing and clearing of a registration statement, short-form prospectus and any other requirements of the Registration Rights Agreement), 8) depreciation, 9) amortization, 10) expenses related to the recognition of options, restricted share units and any other convertible securities, 11) Growth Capital Expenditures, and 12) expenses resulting from the recognition of previously capitalized assets because of write-down or otherwise, including, without limitation, exploration and license costs, and shall not, in each case, be taken into account for the purpose of calculating Free Cash Flow.

(v)

 “Growth Capital Expenditures” means those Consolidated Capital Expenditures (which are not otherwise classified as Maintenance Capital Expenditures) attributable to the exploration and development (including, without limitation, mine construction) of natural resources properties owned by the Company or any of its Subsidiaries.

(vi)

“Maintenance Capital Expenditures” means any Consolidated Capital Expenditures (other than Growth Capital Expenditures) by the Company or any of its Subsidiaries that are made to maintain, restore or refurbish the condition or usefulness of property of the Company or any of its Subsidiaries, or otherwise to support the continuation of such Person’s day-to-day operations as then conducted, but that are not properly chargeable to repairs and maintenance in accordance with IFRS; provided, however, that such term shall not include any Consolidated Capital Expenditures to restore the condition or usefulness of property to the extent funded from insurance proceeds delivered to Company or any of its Subsidiaries.

1.7.

Early Repayment Event.  Notwithstanding anything herein to the contrary, in the event that VWAP of the Company’s Common Shares on the Principal Market (as defined below) is less than $0.40 per share (appropriately adjusted for any stock split, stock dividend, stock combination, stock buy-back or other similar transaction) for any five consecutive Trading Day period (an “Early Repayment Event”), then the Purchaser shall have the right, at its option, to use the remaining balance of the Escrow Amount to prepay a corresponding amount of the Debentures that is then outstanding. The Purchaser shall exercise such right by written notice to the Company and the Escrow Agent.

1.8.

Principal Market and TSX Approval.

(a)

The Company shall obtain any required approvals of the transactions contemplated by Transaction Documents (as defined below) and for the issuance of the Conversion Shares, Stock Payment Shares and Warrant Shares from the Principal Market and the Toronto Stock Exchange (together, the “Exchange Approvals”) by not later than December 24, 2014; provided that the Company shall make any required initial filings with the Principal Market and the Toronto Stock Exchange by December 12, 2014.  In the case of the Toronto Stock Exchange, such approval shall be sought under Section 602 of the Toronto Stock Exchange’s Company Manual.  The Company shall cause the Principal Market and Toronto Stock Exchange to approve the transactions contemplated by the Transaction Documents on substantially the terms contemplated thereby on the date of this Agreement.

(b)

In the event that, as a condition of any Exchange Approval, the Principal Market or the Toronto Stock Exchange requires any amendments or modifications to the Transaction Documents and/or the transactions contemplated thereby or otherwise imposes any conditions or limitations that are not acceptable to the Purchaser, in its discretion, or the Required Approvals are not obtained by 10:00AM (local time in New York City, New York) on December 24, 2014, then, at the option of the Purchaser at any time after the Principal Market and/or the Toronto Stock Exchange has requested such amendments or modifications or imposed such conditions or limitations or after 10:00AM (local time in New York City, New York) on

December 24, 2014, (i) the Purchaser and the Company will cause the Escrow Agent to deliver the entire amount on deposit in the Escrow Account to the Purchaser in full satisfaction of the Company’s obligations under Debentures and the Warrants (which shall be cancelled upon irrevocable receipt by the Purchaser of such funds from the Escrow Agent), and (ii) the Company will send a wire transfer in immediately available funds to the Purchaser in an amount equal to the Initial Expense Reimbursement. For the avoidance of doubt, the Purchaser will have no further obligations under any of the Transaction Documents if this Section 1.8(b) is given effect.

(c)

Subject to Section 1.8(d), in the event that the Principal Market and the Toronto Stock Exchange unconditionally approve the Transaction Documents by 10:00AM (local time in New York City, New York) on December 24, 2014, and the transactions contemplated thereby on substantially the terms contemplated thereby without requiring any amendments or modifications or imposing any limitations or conditions, then, on December 26, 2014, the Purchaser and the Company shall cause the Escrow Agent to release from Escrow Account to the Company on December 26, 2014, an amount (the “Release Amount”) equal to the product of  (A) $2,750,000 less the Initial Expense Reimbursement and (B) a fraction, the numerator of which is the Release Calculation VWAP (as defined below) and the denominator of which is $0.85 (appropriately adjusted for any stock split, stock dividend, stock combination, stock buy-back or other similar transaction with respect to the Common Shares); provided, however, in no event shall more than $2,750,000 less the Initial Expense Reimbursement be released to the Company from the Escrow Account pursuant to this Section 1.8(c).  For purposes hereof, the “Release Calculation VWAP” means the VWAP for the Common Shares for any Trading Day from (and including) December 9, 2014, until (and including) December 24, 2014, selected by the Purchaser to be the Release Calculation VWAP.  For the avoidance of doubt, in no event shall any funds be released from the Escrow Account to the Company prior to December 26, 2014.

(d)

It shall be a further condition (which may be waived the Purchaser in its discretion) to any release of the applicable Release Amount that no Event of Default under the Debentures has occurred and is continuing and that the VWAP for the Common Shares on each of the Trading Days from (and including) December 9, 2014, until (and including) December 24, 2014, was at least $0.41 per share (appropriately adjusted for any stock split, stock dividend, stock combination, stock buy-back or other similar transaction with respect to the Common Shares).  If such conditions are not satisfied or waived by the Purchaser, the funds held in escrow shall be released to the Purchaser pursuant to Section 1.8(b).  In addition, for the further avoidance of doubt, in no event shall more than $2,750,000 less the Initial Expense Reimbursement be released to the Company from the Escrow Account pursuant to Section 1.8(c).

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1.

Representations and Warranties of the Company.  Except as set forth in the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules, the Company hereby represents and warrants to the Purchaser, as of the date of this Agreement and as of the Initial Closing Date and as of the Final Closing Date as follows:

(a)

Organization, Good Standing and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of Alberta, Canada and has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted.  The Company and each Subsidiary (as defined below) is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect (as defined below).  For the purposes of this Agreement, “Material Adverse Effect” means any material adverse effect on the business, operations, properties, prospects, or condition (financial or otherwise) the Company or any Subsidiary taken as a whole and/or any condition, circumstance, or situation that would prohibit in any material respect the ability of the Company to perform any of its obligations under this Agreement or any of the other Transaction Documents (as defined below) in any material respect.

(b)

Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and perform this Agreement, the Debenture, the Registration Rights Agreement, the Escrow Agreement, the Warrants and each other agreement, instrument and certificate executed and delivered by the Company or a Subsidiary thereof in connection with the foregoing (collectively, the “Transaction Documents”) and to issue and sell the Securities in accordance with the terms hereof.  The execution, delivery and performance of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company or its Board of Directors or stockholders is required.  When executed and delivered by the Company, each of the Transaction Documents shall constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.

(c)

Capitalization.  The authorized capital stock and the issued and outstanding shares of capital stock of the Company as of the date of this Agreement is set forth in Schedule 2.1(c).  All of the outstanding Common Shares and any other outstanding security of the Company have been duly and validly authorized.  No Common Shares or any other security of the Company were issued in violation of any preemptive rights and there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company.  Furthermore, there are no equity plans, contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of the capital stock of the Company or options, securities or rights convertible into shares of capital stock of the Company, except as set forth on Schedule 2.1(c). Except as set forth on Schedule 2.1(c), the Company is not a party to or bound by any agreement or understanding granting registration or anti-dilution rights to any person or entity with respect to any of its equity or debt securities.

Except for customary transfer restrictions contained in agreements entered into by the Company in order to sell restricted securities, the Company is not a party to, and it has no knowledge of, any agreement or understanding restricting the voting or transfer of any shares of the capital stock of the Company.  For purposes of this Section 2.1 “knowledge” means the actual or constructive knowledge of the officers of the Company.

(d)

Issuance of Securities.  The Securities to be issued at the Closing have been duly authorized by all necessary corporate action and, when paid for or issued in accordance with the terms hereof, the Securities shall be validly issued and outstanding, fully-paid, non-assessable and free any clear of all Liens (as defined below) of any pre-emptive rights and rights of refusal of any kind.  When the Warrant Shares, Conversion Shares and/or Stock Payment Shares are issued in accordance with the terms of the Warrant and the Debenture, respectively, such Common Shares will be duly authorized by all necessary corporate action and validly issued and outstanding, fully paid and nonassessable, free and clear of all Liens, encumbrances, pre-emptive rights and rights of refusal of any kind.

(e)

No Conflicts.  The execution, delivery and performance of the Transaction Documents by the Company, the performance by the Company of its obligations under the Transaction Documents, and the consummation by the Company of the transactions contemplated by the Transaction Documents, and the issuance of the Securities as contemplated by the Transaction Documents, do not and will not (i) violate or conflict with any provision of the Company’s Articles of Incorporation (the “Articles of Incorporation”) or Bylaws (the “Bylaws”), each as amended to date, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries’ respective properties or assets are bound, (iii) result in a violation of any foreign, federal, state or local statute, law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries are bound or affected, or (iv) create or impose a lien, mortgage, security interest, charge or encumbrance of any nature below (each, a “Lien”) on any property or asset of the Company or its Subsidiaries under any agreement or any commitment to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or by which any of their respective properties or assets are bound, except, in the case of clauses (ii), (iii) and (iv), for such conflicts, defaults, terminations, amendments, violations, acceleration, cancellations, creations and impositions as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect, and in the case of clause (iv), a Permitted Lien.  Neither the Company nor any of its Subsidiaries is required under foreign, federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under the Transaction Documents or issue and sell the Securities in accordance with the terms hereof other than as required by the Registration Rights Agreement and any filings or approvals required from the Financial Industry Regulatory Authority, Inc. (“FINRA”), the Toronto Stock Exchange and the Principal Market.

(f)

SEC Documents, Financial Statements.

(i)

The Common Shares of the Company is registered pursuant to Section 12(b) of the 1934 Act, and the Company has timely filed (or has received a valid extension of such time of filing and has filed any such reports prior to the expiration of any such extension) all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing including filings incorporated by reference therein being referred to herein as the “SEC Documents”).  At the times of their respective filings, the Reports complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder.  The SEC Documents did not, and do not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with all applicable rules and regulations of the SEC.  Such financial statements have been prepared in accordance with IFRS applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the footnotes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal  year-end audit adjustments).

(ii)

Canadian Securities Laws.

The Company is a reporting issuer in good standing under the securities laws of the provinces of Alberta, British Columbia and Ontario (the “Canadian Reporting Jurisdictions”). The Company is in compliance in all material respects with the applicable securities laws of each of the Canadian Reporting Jurisdictions including the respective regulations and rules made under those securities laws together with all applicable published policy statements, blanket orders and rulings.  The Company is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Company which has occurred and with respect to which the requisite material change report has not been filed.  No securities commission or other regulatory authority has issued any order having the effect of suspending or ceasing the trading of the any securities of the Company.

(g)

Subsidiaries. Schedule 2.1(g) sets forth each Subsidiary of the Company, showing the jurisdiction of its incorporation or organization and showing the percentage of each person’s or entity’s ownership of the outstanding stock or other interests of such Subsidiary.  For the purposes of this Agreement, “Subsidiary” shall mean any corporation or other entity of which at least a majority of the securities or other ownership interest having ordinary voting power (absolutely or contingently) for the election of directors or other persons performing similar functions are at the time owned directly or indirectly by the Company and/or any of its other Subsidiaries.  All the outstanding shares of capital stock (if any) of each subsidiary of the Company have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company directly or indirectly through one or more wholly-owned subsidiaries, free and clear of any claim, lien, encumbrance, security interest, restriction upon voting or transfer or any other claim of any third party.  There are no outstanding preemptive, conversion or other rights, options, warrants or agreements granted or issued by or binding upon any Subsidiary for the purchase or acquisition of any shares of capital stock of any Subsidiary or any other securities convertible into, exchangeable for or evidencing the rights to subscribe for any shares of such capital stock.  Neither the Company nor any Subsidiary is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of the capital stock of any Subsidiary or any convertible securities, rights, warrants or options of the type described in the preceding sentence, except as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect.   Neither the Company nor any Subsidiary is party to, nor has any knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock of any Subsidiary.

(h)

No Material Adverse Change.  Since December 31, 2013, (i) the Company has not experienced or suffered any event or series of events that, individually or in the aggregate, has had or reasonably would be expected to have a Material Adverse Effect; and (ii) no event or circumstance has occurred or exists with respect to the Company or its Subsidiaries or their respective businesses, properties, prospects, operations or financial condition, that, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

(i)

No Undisclosed Liabilities.  Neither the Company nor any Subsidiary has any liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) which are not properly reflected or reserved against in the Company’s financial statements included in the Reports to the extent required to be so reflected or reserved against in accordance with IFRS, except for (i) liabilities that have arisen in the ordinary course of business consistent with past practice and that have not had a Material Adverse Effect, and (ii) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have or result in a Material Adverse Effect.

(j)

Indebtedness.  Schedule 2.1(j) hereto sets forth as of the Initial Closing Date all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments.  For the purposes of this Agreement, “Indebtedness” except for trade debt incurred in the ordinary course of its business shall include (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, Debenture, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, current swap agreements, interest rate hedging agreements, interest rate swaps, or other financial products, (c) all capital or equipment lease obligations or purchase money security interests that exceed $100,000 in the aggregate in any fiscal year, (d) all obligations or liabilities secured by a Lien (except for a Permitted Lien) on any asset of the Company, irrespective of whether such obligation or liability is assumed, other than capital or equipment leases and purchase money security interests in amounts excluded from disclosure under clause (c) above, and (e) any obligation guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse) any of the foregoing obligations of any other person or entity.

(k)

Rank of Indebtedness. No Indebtedness of the Company or any of its Subsidiaries existing as of the Initial Closing Date is senior to, or pari passu with, the Debentures in right of payment or redemption, whether with respect to interest, damages or upon liquidation or dissolution or otherwise.

(l)

Title to Assets.  Except as set forth on Schedule 2.1(l), each of the Company and the Subsidiaries has good and marketable title to all of its real and personal property which are material to the business of the Company, free and clear of any Liens, except for Permitted Liens set forth on Schedule 3.1(l) and for those that would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect.  All leases of the Company and each of its Subsidiaries are valid and subsisting and in full force and effect.

(m)

Actions Pending.  Except as set forth on Schedule 2.1(m), there is no action, suit, inquiry claim, arbitration, alternate dispute resolution proceeding or other proceeding (collectively, “Proceedings”) pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary that questions the validity of this Agreement or any of the other Transaction Documents or any of the transactions contemplated hereby or thereby or any action taken or to be taken pursuant hereto or thereto.  There are no material Proceedings pending or, to the knowledge of the Company, threatened against or involving the Company, any Subsidiary or any of their respective properties or assets.  No Proceeding described in the Reports would, individually or in the aggregate, reasonably be expected, if adversely determined, to have a Material Adverse Effect.  There are no outstanding Proceedings, orders, judgments, injunctions, awards, decrees or, to the knowledge of the Company, investigations of any court, arbitrator or governmental, regulatory body, self-regulatory agency or stock exchange against the Company or any Subsidiary or, to the knowledge of the Company, any officers or directors of the Company or Subsidiary in their capacities as such, except for those that would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect.

(n)

Compliance with Law.  Except as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect, the Company and its Subsidiaries have been and are presently conducting their respective businesses in accordance with all applicable foreign, federal, state and local governmental laws, rules, regulations and ordinances.  The Company and each of its Subsidiaries have all material franchises, permits, licenses, consents and other material governmental or regulatory authorizations and approvals necessary for the conduct of its business as now being conducted by it except where any failures to possess the same would not individually or in the aggregate reasonably be expected to have or result in a Material Adverse Effect.  The Company has complied and will comply in all material respects with all applicable federal and state securities laws in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

(o)

Taxes. The Company and each Subsidiary each has (i) timely filed all necessary federal, state, provincial, local and foreign tax returns, and all such returns were true, complete and correct, and (ii) paid all federal, state, provincial, local and foreign taxes, assessments, governmental or other charges due and payable for which it is liable, including, without limitation, all sales and use taxes and all taxes which the Company or any of its

Subsidiaries is obligated to withhold from amounts owing to employees, creditors and third parties, and (iii) does not have any tax deficiency or claims outstanding or assessed or, to its knowledge, proposed against any of them, except those, in each of the cases described in clauses (i), (ii) and (iii) of this Section 2.1(o), that would not, singularly or in the aggregate, have a Material Adverse Effect.  The Company is not, nor has it been in the last two years, a U.S. real property holding corporation under Section 897 of the Code.  The Company and its Subsidiaries have not engaged in any transaction which is a corporate tax shelter or which could be characterized as such by the Internal Revenue Service or any other taxing authority.  The accruals and reserves on the books and records of the Company and its Subsidiaries in respect of tax liabilities are adequate to meet any assessments and related liabilities, and since December 31, 2012, the Company and its Subsidiaries have not incurred any liability for taxes other than in the ordinary course. For purposes of this Section 2.1(o), taxes shall include any and all interest and penalties.  The Company is not under a material audit by any taxing authority.

(p)

Certain Fees.  Except as set forth on Schedule 2.1(p), the Company has not employed any broker or finder or incurred any liability for any brokerage or investment banking fees, commissions, finders’ structuring fees, financial advisory fees or other similar fees in connection with the Transaction Documents.

(q)

Disclosure. Except for the information concerning the transactions contemplated by this Agreement, the Company confirms that neither it nor any other person or entity acting on its behalf has provided any of the Purchaser or their agents or counsel with any information that constitutes or might constitute material, nonpublic information.  The Company understands and confirms that the Purchaser will rely on the foregoing representation in effecting transactions in the Securities.  Neither this Agreement nor the Disclosure Schedules hereto nor any other documents, certificates or instruments furnished to the Purchaser by or on behalf of the Company or any Subsidiary in connection with the transactions contemplated by this Agreement contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made herein or therein, in the light of the circumstances under which they were made herein or therein, not misleading.

(r)

Intellectual Property.  Except as set forth on Schedule 2.1(r), the Company and its Subsidiaries own or possess the valid right to use all (i) valid and enforceable patents, patent applications, trademarks, trademark registrations, service marks, service mark registrations, Internet domain name registrations, copyrights, copyright registrations, licenses,  trade secret rights (“Intellectual Property Rights”) and (ii) inventions, software, works of authorships, trade marks, service marks, trade names, databases, formulae, know how, Internet domain names and other intellectual property (including trade secrets and other unpatented and/or unpatentable proprietary confidential information, systems, or procedures) (collectively, “Intellectual Property Assets”) necessary to conduct their respective businesses as currently conducted, and as proposed to be conducted and described in the SEC Documents.  Neither the Company nor any of its Subsidiaries is infringing, misappropriating, or otherwise violating, valid and enforceable Intellectual Property Rights of any other person, and, except as set forth in Schedule 2.1(r), have not received written notice of any challenge, by any other person to the rights of the Company and its Subsidiaries with respect to any Intellectual Property Rights or Intellectual Property Assets owned or used by the Company or any of its Subsidiaries.  Except as described in the Schedule 2.1(r), the Company and its Subsidiaries’ respective businesses as now conducted do not give rise to any infringement of, any misappropriation of, or other violation of, any valid and enforceable Intellectual Property Rights of any other person.  All licenses for the use of the Intellectual Property Rights described in the Reports are valid, binding upon, and enforceable by or against the parties thereto in accordance to its terms.  The Company has complied in all material respects with, and is not in breach nor has received any asserted or threatened claim of breach of any Intellectual Property license that has not been resolved, and to the knowledge of the Company there has been no unresolved breach or anticipated breach by any other person to any Intellectual Property license, except where such breach, singularly or in the aggregate, would not have a Material Adverse Effect.  There are no unresolved claims against the Company alleging the infringement by the Company of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person, except to the extent that any such claim does not have a Material Adverse Effect.  The Company has taken reasonable steps to protect, maintain and safeguard its Intellectual Property Rights, including the execution of appropriate nondisclosure and confidentiality agreements.  The consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other person in respect of, the Company’s right to own, use, or hold for use any of the Intellectual Property Rights as owned, used or held for use in the conduct of the business as currently conducted.  The Company has taken the necessary actions to obtain ownership of all works of authorship and inventions made by its employees, consultants and contractors during the time they were employed by or under contract with the Company and which relate to the Company’s business. All key employees have signed confidentiality and invention assignment agreements with the Company.

(s)

Environmental Compliance.  The Company and each of its Subsidiaries have obtained all material approvals, authorization, certificates, consents, licenses, orders and permits or other similar authorizations of all governmental authorities (whether foreign, federal, state or local), or from any other person or entity, that are required under any Environmental Laws, except where any such failures would not individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect.  “Environmental Laws” shall mean all applicable foreign, federal, state and local laws relating to the protection of the environment including, without limitation, all requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, material or wastes, whether solid, liquid or gaseous in nature.   The Company and each of its Subsidiaries are also in compliance with all requirements, limitations, restrictions, conditions, standards, schedules and timetables required or imposed under all Environmental Laws, except as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect, there are no past or present events, conditions, circumstances, incidents, actions or omissions relating to or in any way affecting the Company or its Subsidiaries that violate or may violate any Environmental Law or that may give rise to any environmental liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation under any Environmental Law, or based on or related to the manufacture, processing, distribution, use, treatment, storage (including without limitation underground storage tanks), disposal, transport or handling, or the emission, discharge, release or threatened release of any hazardous substance.

(t)

Books and Records; Internal Accounting Controls.  The books and records of the Company and its Subsidiaries accurately reflect in all material respects the information relating to the business of the Company and the Subsidiaries, the location and collection of their assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Company or any Subsidiary.  The Company has established disclosure controls and procedures (as defined in 1934 Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed periodic report under the 1934 Act (such date, the “Evaluation Date”).  The Company presented in its most recently filed periodic report under the 1934 Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.

(u)

Material Agreements.  Schedule 2.1(u) lists each material contract of the Company or any Subsidiary required to be filed as an exhibit to Annual Report on Form 20-F, pursuant to the applicable instructions thereto (the “Company Material Agreements”).  Each of the Company Material Agreements is valid and binding on the Company and the Subsidiaries, as applicable, and in full force and effect.  The Company and each of the Subsidiaries, as applicable, are in all material respects in compliance with and have in all material respects performed all obligations required to be performed by them to date under each Company Material Agreement.  Neither the Company nor any Subsidiary knows of, or has received notice of, any material violation or default (or any condition which with the passage of time or the giving of notice would cause such a violation of or a default) by any party under any Company Material Agreement.

(v)

Employees.  Except as set forth on Schedule 2.1(v), there is (A) no significant unfair labor practice complaint pending against the Company, or any of its Subsidiaries, nor to the knowledge of the Company, threatened against it or any of its Subsidiaries, before the National Labor Relations Board, any state or local labor relation board or any foreign labor relations board, and no significant grievance or significant arbitration proceeding arising out of or under any collective bargaining agreement is so pending against the Company or any of its Subsidiaries, or, to the knowledge of the Company, threatened against it and (B) no labor disturbance by the employees of the Company or any of its Subsidiaries exists or, to the Company’s knowledge, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its Subsidiaries principal suppliers, manufacturers, customers or contractors, that could reasonably be expected, singularly or in the aggregate, to have a Material Adverse Effect.  Neither the Company nor any Subsidiary has any employment contract, agreement regarding proprietary information, non-competition agreement, non-solicitation agreement, confidentiality agreement, or any other similar contract or restrictive covenant, relating to the right of any officer, employee or consultant to be employed or engaged by the Company or such Subsidiary required to be disclosed in the Reports that is not so disclosed.  No “named executive officer” (as defined in Item 402 of Regulation S-K) of the Company has terminated or, to the knowledge of the Company, has any present intention of terminating his or her employment with the Company or any Subsidiary.  The Company and each Subsidiary is in compliance with all foreign, federal, state and local laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, and employee benefits plans (including, without limitation, the Employee Retirement Income Securities Act of 1974, as amended), except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect.

(w)

Transactions with Affiliates.  Except as set forth on Schedule 2.1(w), there are no loans, leases, agreements, contracts, royalty agreements, management contracts or arrangements or other continuing transactions between (a) the Company, any Subsidiary or any of their respective customers or suppliers on the one hand, and (b) on the other hand, any officer, employee, consultant or director of the Company, or any of its Subsidiaries, or any person or entity owning at least 5% of the outstanding capital stock of the Company or any Subsidiary or any member of the immediate family of such officer, employee, consultant, director or stockholder or any corporation or other entity controlled by such officer, employee, consultant, director or stockholder, or a member of the immediate family of such officer, employee, consultant, director or stockholder which, in each case, is required to be disclosed in the SEC Documents or in the Company’s most recently filed definitive proxy statement on Schedule 14A, that is not so disclosed in the SEC Documents or in such proxy statement.

(x)

Absence of Certain Developments.  Except as set forth on Schedule 2.1(x), since August 31, 2014 through the date hereof, neither the Company nor any of its Subsidiaries has (i) issued or granted any securities other than options to purchase common stock pursuant to the Company’s stock option plan or securities issued upon exercise of stock options in the ordinary course of business, (ii) incurred any material liability or obligation, direct or contingent, other than liabilities and obligations which were incurred in the ordinary course of business, (iii) entered into any material transaction whether or not in the ordinary course of business, (iv) declared or paid any dividend on its capital stock, (v) suffered any material damage, destruction or casualty loss, whether or not covered by insurance, or (vi) suffered any losses or waived any rights of value, whether or not in the ordinary course of business, or suffered the loss of any amount of prospective business, which individually or in the aggregate would have a Material Adverse Effect.

(y)

No Guarantees of Indebtedness.  Except as set forth on Schedule 2.1(y), the Company has not guaranteed (directly or indirectly) any Indebtedness of any Subsidiary or other person.

(z)

Investment Company Act Status.  Neither the Company nor any Subsidiary is, nor as a result of and immediately upon the Closing will be, an “investment company” or a company “controlled” by an “investment company,” within the meaning of the Investment Company Act of 1940, as amended.

(aa)

Dilutive Effect.  The Company understands and acknowledges that its obligation to issue the Securities pursuant to the Transaction Documents is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interest of other shareholders of the Company.

(bb)

DTC Status.  The Company’s transfer agent is a participant in and the Common Shares are eligible for transfer pursuant to the Depository Trust Company Fast Automated Securities Transfer Program.  The name, address, telephone number, fax number, contact person and email of the Company transfer agent is set forth on Schedule 2.1(cc).

(cc)

Governmental Approvals.  Except as set forth on Schedule 2.1(dd), except for the filing of a Registration Statement on Form F-3 (except if the Company is not then eligible to register for resale in the United States the Registrable Securities or Form F-3, in which case such registration shall be on Form F-1, and if the Company is not then eligiblie to use Form F-1, Form S-1 or Form S-3 or another appropriate form in accordance herewith) with the SEC pursuant to the Registration Rights Agreement and the filing and acceptance of any notice prior or subsequent to the Closing that may be required under applicable provincial, state and/or federal securities laws or by  FINRA, the Toronto Stock Exchange or the Principal Market (which if required, shall be filed on a timely basis), no authorization, consent, approval, license, exemption of, filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, is or will be necessary for, or in connection with, the performance by the Company of its obligations under the Transaction Documents.

(dd)

Insurance.  The Company and each of its Subsidiaries carry or are covered by insurance in such amounts and covering such risks as management of the Company believes to be prudent.  Neither the Company nor any such Subsidiary has been refused any material insurance coverage sought or applied for and the Company does not have any reason to believe that it or any Subsidiary will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to have or result in a Material Adverse Effect.

(ee)

Trading Activities.  It is understood and acknowledged by the Company that the Purchaser has not been asked to agree, nor has the Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Conversion Shares or the Stock Payment Shares for any specified term.  The Company further understands and acknowledges that the Purchaser may engage in hedging and/or trading activities at various times during the period that the Conversion Shares or the Stock Payment Shares, are outstanding, including, without limitation, during the periods that the value of the Conversion Shares, the Stock Payment Shares are being determined and such hedging and/or trading activities, if any, can reduce the value of the existing stockholders’ equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted.

(ff)

Certain Business Practices.  None of the Company or any Company Subsidiary or, to the Company’s knowledge, any director, officer, agent, employee or other person or entity acting for or on behalf of Company or any Subsidiary has violated the U.S. Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada), each as amended or to the knowledge of the Company, anti-corruption laws applicable to the Company or any Subsidiary.

(gg)

Shell Company Status.  The Company is not currently and has not previously been an issuer of the type described in paragraph (i) of Rule 144 under the Securities Act.

(hh)

No Integrated Offering.  Based on the representations of the Purchaser set forth in Section 2.2, neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the offering of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act which would prevent the Company from selling the Securities pursuant to Regulation D and Rule 506 thereof under the Securities Act nor will the Company or any of its affiliates or subsidiaries take any action or steps that would cause the offering of the Securities to be integrated with other offerings if to do so would prevent the Company from selling the Securities pursuant to Regulation D and Rule 506 thereof under the Securities Act or otherwise prevent a completed offering of Securities hereunder.

(ii)

Trading Market.  The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE MKT LLC (the “Principal Market”) and the Toronto Stock Exchange.  The Company has not, in the preceding twelve (12) months, received notice from the Principal Market or the Toronto Stock Exchange to the effect that the Company is not in compliance with the listing or maintenance requirements of the Principal Market or the Toronto Stock Exchange. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

(jj)

Solvency.  Based on the consolidated financial condition of the Company and its Subsidiaries taken as a whole, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder: (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Initial Closing Date.

(kk)

No Additional Representations.  The Company acknowledges and agrees that the Purchaser has not made any representations or warranties with respect to the transactions contemplated by this Agreement other than those specifically set forth in Section 2.2 hereof. The Company further acknowledges and agrees that the representations contained in Section 2.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby at or prior to the Closing.

2.2.

Representations and Warranties of the Purchaser.  The Purchaser hereby represents and warrants to the Company as follows as of the date of this Agreement and as of the Initial Closing Date:

(a)

Organization and Standing of the Purchaser.  If the Purchaser is an entity, such Purchaser is a corporation, limited liability company, partnership or limited partnership duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization.

(b)

Authorization and Power.  The Purchaser has the requisite power and authority to enter into and perform the Transaction Documents and to purchase Debentures being sold to it hereunder.  The execution, delivery and performance of the Transaction Documents by the Purchaser and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate or partnership action, and no further consent or authorization of such Purchaser or its board of directors, stockholders, members or partners, as the case may be, is required.  When executed and delivered by the Purchaser, the Transaction Documents shall constitute valid and binding obligations of the Purchaser enforceable against such Purchaser in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.

(c)

No Conflicts.  The execution, delivery and performance by the Purchaser of the Transaction Documents to which it is a party and the consummation by the Purchaser of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Purchaser, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Purchaser is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Purchaser, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations that would not, individually or in the aggregate, reasonably be expected to have or result in a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

(d)

Certain Fees.  Except as set forth on Schedule 2.2(d), the Purchaser has not employed any broker or finder or incurred any liability for any brokerage or investment banking fees, commissions, finders’ structuring fees, financial advisory fees or other similar fees in connection with the Transaction Documents.

(e)

Accredited Investor.  The Purchaser is an “accredited investor” (as defined in Rule 501 of Regulation D), and such Purchaser has such experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Securities.  The Purchaser is purchasing the Securities for its own account, not with a view toward the distribution thereof; provided, however, the foregoing representations shall not be deemed to limit a Purchaser’s ability to resell the Securities in accordance with applicable securities laws.   The Purchaser is sophisticated with respect to its purchase of the Securities.

(f)

No General Solicitation.  The Purchaser represents that it is not purchasing the Securities in response to a general solicitation or a published advertisement in connection with the offer and sale of the Securities.

(g)

Trading in the United States.  Until the date that is 120 days after the Initial Closing Date, the Purchaser agrees that it will not execute any sale of Conversion Shares, Warrant Shares or Stock Payment Shares on the Toronto Stock Exchange.  For the avoidance, nothing herein shall be deemed to limit the Purchaser’s ability to resell any Securities, including Conversion Shares, Warrant Shares or Stock Payment Shares, (or otherwise trade in the Company’s securities), in the United States in compliance with applicable United States securities laws.

ARTICLE 3
COVENANTS AND AGREEMENTS

Unless otherwise specified in this Article, for so long as any Debentures and/or Warrants remain outstanding, and between the date hereof and the Final Closing Date, the Company covenants with the Purchaser as follows, which covenants are for the benefit of the Purchaser and its respective permitted assignees.

3.1.

Compliance with Laws; Commission.    The Company shall take all necessary actions and proceedings as may be required by applicable law, rule and regulation, for the legal and valid issuance (free from any restriction on transferability under federal securities laws) of the Securities to the Purchaser or its respective subsequent holders.

3.2.

Registration and Listing.  The Company shall use its reasonable best efforts to cause its Common Shares to continue to be registered under Sections 12(g) or Section 12(b) of the 1934 Act, to comply in all material respects with its reporting and filing obligations under the 1934 Act and to not take any action or file any document (whether or not permitted by the Securities Act or the rules promulgated thereunder) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the 1934 Act or Securities Act even if the rules and regulations thereunder would permit such termination.  The Company will use its reasonable best efforts to continue the listing or trading of its Common Shares on the Principal Market.

3.3.

Keeping of Records and Books of Account.  The Company shall use reasonable best efforts to keep and cause each Subsidiary to keep adequate records and books of account, in which complete entries will be made in accordance with IFRS consistently applied, reflecting all financial transactions of the Company and its Subsidiaries, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made.

3.4.

Other Agreements.  The Company shall not enter into any agreement in which the terms of such agreement would restrict or impair the right or ability of the Company to perform under any Transaction Document.  The Company shall comply with each of its obligations, covenants and agreements under the other Transaction Documents in all material respects.

3.5.

Use of Proceeds.  The proceeds from the sale of the Securities hereunder shall be used by the Company for acquisitions, fees, costs and expenses of the transactions contemplated and general corporate and working capital purposes.

3.6.

Pledge of Securities.  The Company acknowledges and agrees that the Securities may be pledged by the Purchaser in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and the Purchaser shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company, at the applicable Purchaser’s expense hereby agrees to execute and deliver such documentation as the Purchaser may reasonably request in connection with a pledge of the Securities by the Purchaser.

3.7.

Disclosure of Transaction.

(a)

Notwithstanding Section 3.8(b) hereto, except for press releases and public statements as may upon the advice of outside counsel be required by law or the rules or regulations of the Principal Market, the Toronto Stock Exchange, the SEC or the securities laws of the Canadian Reporting Jurisdictions (“Required Disclosures”), the Company shall consult with the Purchaser before issuing any press release with respect to the Transaction Documents or the transactions contemplated thereby and shall not issue any such press release or make any public statements (including any non-confidential filings with governmental entities that name another party hereto) without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed.  In the case of any Required Disclosure, the Company shall provide the Purchaser with prior written notice of such Required Disclosure and use its reasonable best efforts to consult with and coordinate such Required Disclosure with the Purchaser.  Unless the Company and the Purchaser otherwise agree in writing, the Company shall only include in a Required Disclosure such information that is legally required to be disclosed upon the advice of counsel.

(b)

The Company shall, subject to Section 3.8(a) hereto, within two business days following the Initial Closing Date, issue a press release disclosing the material terms of the transactions contemplated hereby and any other material non-public information provided to the Purchaser by the Company prior to the date hereof (the “Press Release”). The Press Release shall be subject to Purchaser’s review and approval prior to its release. From and after the issuance of such press release, the Company represents to the Purchaser that it shall have publicly disclosed all material, non-public information delivered to the Purchaser by the Company or any of its Subsidiaries, or any of its respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, within four business days following the Initial Closing Date, the Company will file a Report on Form 6-K disclosing the transactions contemplated by this Agreement and attaching all of the Transaction Documents as exhibits.  Such Form 6-K shall be subject to Purchaser’s review and approval prior to its filing.

3.8.

Disclosure of Material Information; No Obligation of Confidentiality.

(a)

The Company covenants and agrees that neither it nor any other person or entity acting on its behalf will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes non-public information, unless prior thereto such Purchaser shall have executed a written agreement regarding the confidentiality and use of such information.  The Company understands and confirms that the Purchaser shall be relying on the foregoing representations in effecting transactions in securities of the Company. In the event of a breach of the foregoing covenant by the Company, or any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, the Company shall publicly disclose any material, non-public information in a report on Form 6-K within one business day following the date that it discloses such information to any Purchaser or such earlier time as may be required by Regulation FD or other applicable law. From and after the filing of any such Form 6-K, the Purchaser shall not be deemed to be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents.

(b)

The Purchaser shall not be deemed to have any obligation of confidentiality with respect to (i) any non-public information of the Company deliberately disclosed to such Purchaser in breach of Section 3.8(a), (ii) the fact that Purchaser has exercised any of its rights and/or remedies under the Transaction Documents or (iii) any information obtained by any Purchaser as a result of exercising any of its rights and/or remedies under the Transaction Documents.  In further addition, the Purchaser shall not be deemed to be in breach of any duty to the Company and/or to have misappropriated any non-public information of the Company, if such Purchaser engages in transactions of securities of the Company, including, without limitation, any hedging transactions, short sales or any derivative transactions based on securities of the Company while in possession of such non-public information.

3.9.

Amendments to Charter Documents.  The Company shall not, without the prior written consent of the Purchaser amend or waive any provision of the Articles of Incorporation or Bylaws of the Company whether by merger, consolidation or otherwise, or amend its shareholder rights plan dated November 25, 2011, in any way that would materially adversely affect any rights of the holder of the Securities.

3.10.

No Pledge.  Except for Permitted Liens and, subject to this Section 3.10, liens incurred in connection with Permitted Project Financings, the Company shall not, and shall cause each Subsidiary not to, create, incur or permit to exist any pledge, mortgage, lien, charge, encumbrance, hypothecation or other grant of security interest, whether direct or indirect, voluntary or involuntary or by operation of law on any of the property, revenues, or business assets, whether now owned or hereafter acquired, of the Company or any Subsidiary without the prior written consent of the Purchaser.  Notwithstanding the foregoing, neither the Company nor any Subsidiary will incur any Permitted Project Financing without the prior written consent of the Purchaser.  The Company shall deliver the proposed terms for such Permitted Project Financing to the Purchaser for review at least fifteen (15) Business Days prior to the proposed consummation of such Permitted Project Financing. For purposes of this Section 3.10, the following defined terms shall have the following meanings:

(a)

“Non-Recourse Debt” means debt that is recourse solely to the assets and cash flows of the project being developed and as to which neither the Company nor any Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise.

(b)

“Permitted Liens” means (i) liens imposed by law for taxes, assessments or charges or levies of any governmental authority for claims not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with IFRS; (ii) liens of landlords and liens of carriers, warehousemen, suppliers, mechanics, materialmen and other liens in existence on the date hereof or thereafter imposed by law and created in the ordinary course of business; (iii) liens incurred or deposits made in the ordinary course of business (including, without limitation, surety bonds and appeal bonds) in connection with workers’ compensation, unemployment insurance and other types of social security benefits or to secure the performance of tenders, bids, leases, contracts, statutory obligations and other similar obligations, (iv) easements (including, without limitations, reciprocal easement agreements and utility agreements), rights-of-way, covenants, consents, reservations, encroachments, variations and zoning and other restrictions, charges or encumbrances (whether or not recorded) and interest of ground lessors, which do not interfere materially with the ordinary conduct of the business of the Company, and (v) letters of credit or deposits in the ordinary course to secure leases, except to the extent any of the foregoing clauses (i) – (v) would be expected to result in a Material Adverse Effect.

(c)

“Permitted Project Financings” means Non-Recourse Debt for the purpose of financing a portion of the cost of construction, engineering, acquisition, installation, development or improvement by the Company or any Subsidiary of any gold mine development; provided, however, that (i) the amount of any such Non-Recourse Debt shall not be less than $40,000,000, (ii) must be provided by a globally recognized bank or other financial institution and (iii) the terms and conditions for such project financing are otherwise reasonably acceptable to the Purchaser.  To the extent that the Company incurs any Permitted Project Financing, the Purchaser shall have the right to cause the Company’s obligations under the Debentures to be secured by the assets and other property related to such Permitted Project Financing, which security interest shall be junior in priority to the lender for such Permitted Project Financing pursuant to a subordination agreement in form and substance satisfactory to the Purchaser.

3.11.

Indebtedness.  The Company shall not, and shall cause each Subsidiary not to, directly or indirectly, enter into, create, incur, assume or suffer to exist any Indebtedness of any kind other than the Debentures without the prior written consent of the Purchaser.

3.12.

No Guarantees of Indebtedness.  The Company shall not, and shall cause each Subsidiary not to guarantee (directly or indirectly), any Indebtedness of the Company, any Subsidiary or any other person.

3.13.

Restricted Payments.  The Company will not, nor will it permit any of its Subsidiaries to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment (as defined herein), except for Restricted Payments made by any Subsidiary to the Company.  “Restricted Payments” shall mean for any Person, (a) any dividend or distribution on any class of its capital stock, (b) any payment on account of, or the setting apart of assets for a sinking or other analogous fund, or the purchase, redemption, retirement, defeasance or other acquisition of any shares of its capital stock or any options, warrants, or other rights to purchase its capital stock, whether now or hereafter outstanding and (c) any payment, repayment, redemption, retirement, repurchase or other acquisition, direct or indirect, of, on account of, or in respect of, the principal of any Indebtedness prior to the regularly scheduled payment date thereof (as in effect on the date such Indebtedness was originally incurred).  In addition, the Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than the Debentures), whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, (i) an event constituting an Event of Default under the Debentures has occurred and is continuing or (ii) an event that with the passage of time and without being cured would constitute an Event of Default under the Debentures has occurred and is continuing.

3.14.

Minimum Cash. To the extent that the Company receives funds from the Escrow Account pursuant to Section 1.8, then from the date that the Company receives such funds (the “Receipt Date”) until the later of (x) 120 days after the Receipt Date and (y) the first date that the entire Monthly Allowance has been paid in full by the Company pursuant to Section 5 of the Debentures on the applicable Holder Redemption Payment Date (as defined in the Debentures) (such later date, the “Cash Covenant Expiration Date”),   the Company shall maintain on deposit in a North American bank unrestricted cash of at least $750,000.  After the Cash Covenant Expiration Date, the Company shall not be required to maintain any minimum level cash, unless an Event of Default has, at any time, occurred and is continuing, in which case the Company shall be required to maintain $750,000 of unrestricted cash on deposit in a North American bank during the continuance of such Event of Default.

3.15.

Further Assurances.  Following the Initial Closing Date, the Company shall, and shall cause its Subsidiaries, from time to time, at their own expense, to promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary and that the Escrow Agent may reasonably request, in order to deposit, hold and release the applicable Escrow Amount in accordance with the Escrow Agreement or to enable the Escrow

Agent and Purchaser to exercise and enforce their rights and remedies hereunder with respect to the Escrow Amount.

ARTICLE 4
CONDITIONS

4.1.

Conditions Precedent to the Obligation of the Company to Close and to Sell the Debentures.  The obligation hereunder of the Company to close and issue and sell the Debenture to the Purchaser at each of the Initial Closing and the Final Closing, as applicable, is subject to the satisfaction or waiver, at or before the Initial Closing or the Final Closing, as applicable, of the conditions set forth below.  These conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion.

(a)

Accuracy of the Purchaser’s Representations and Warranties. The representations and warranties of the Purchaser shall be true and correct in all material respects as of the date when made and as of the Initial Closing Date and the Final Closing Date, as applicable, as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects as of such date.

(b)

No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(c)

Delivery by Purchaser.  The Purchaser shall have delivered to the Company the items set forth in Section 1.3(b) or Section 1.5(b), as applicable, of this Agreement.

4.2.

Conditions Precedent to the Obligation of the Purchaser to Close and to Purchase the Debentures at the Initial Closing.  The obligation hereunder of the Purchaser to purchase the Debentures and consummate the transactions contemplated by this Agreement at the Initial Closing is subject to the satisfaction or waiver, at or before the Initial Closing, of each of the conditions set forth below.  These conditions are for the Purchaser’s sole benefit and may be waived by such Purchaser at any time in its sole discretion.

(a)

Accuracy of the Company’s Representations and Warranties.  The representations and warranties of the Company in this Agreement and the other Transaction Documents shall be true and correct in all material respects as of the date when made and as of the Initial Closing Date, except for representations and warranties that speak as of a particular date, which shall be true and correct in all material respects as of such date.

(b)

Performance by the Company; Execution and Delivery.  The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date.

(c)

  Delivery by the Company. The Company shall have delivered to the Purchaser the items set forth in Section 1.3(a) of this Agreement.

(d)

No Suspension, Etc.  The Common Shares (i) shall be designated for quotation or listed on the Principal Market and the Toronto Stock Exchange and (ii) shall not have been suspended, as of the Initial Closing Date, by the SEC, the Toronto Stock Exchange or the Principal Market from trading on the Principal Market or the Toronto Stock Exchange as applicable, nor shall suspension by the SEC, the Toronto Stock Exchange or the Principal Market have been threatened, as of the Initial Closing Date, either (A) in writing by the SEC, the Toronto Stock Exchange or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market or the Toronto Stock Exchange, as applicable.

(e)

No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(f)

No Proceedings or Litigation.  No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company or any Subsidiary or any Purchaser, or any of the officers, directors or affiliates of the Company or any Subsidiary or any Purchaser seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

(g)

Material Adverse Effect.  No Material Adverse Effect shall have occurred.

(h)

Approvals.  The Company shall have obtained all required consents and approvals of its Board of Directors to deliver and perform the Transaction Documents.

4.3.

Conditions Precedent to the Obligation of the Purchaser to Close and to Purchase the Debentures at the Final Closing.  The obligation hereunder of the Purchaser to purchase the Debentures and consummate the transactions contemplated by this Agreement at the Final Closing is subject to the satisfaction or waiver, at or before the Final Closing, of each of the conditions set forth below.  These conditions are for the Purchaser’s sole benefit and may be waived by such Purchaser at any time in its sole discretion.

(a)

Accuracy of the Company’s Representations and Warranties.  The representations and warranties of the Company in this Agreement and the other Transaction Documents shall be true and correct in all material respects as of the date when made and as of the Final Closing Date, except for representations and warranties that speak as of a particular date, which shall be true and correct in all material respects as of such date.

(b)

Performance by the Company; Execution and Delivery.  The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Final Closing Date.

(c)

  Delivery by the Company. The Company shall have delivered to the Purchaser the items set forth in Section 1.5(a) of this Agreement.

(d)

No Suspension, Etc.  The Common Shares (i) shall be designated for quotation or listed on the Principal Market and the Toronto Stock Exchange and (ii) shall not have been suspended, as of the Final Closing Date, by the SEC, the Toronto Stock Exchange or the Principal Market from trading on the Principal Market or the Toronto Stock Exchange as applicable, nor shall suspension by the SEC, the Toronto Stock Exchange or the Principal Market have been threatened, as of the Final Closing Date, either (A) in writing by the SEC, the Toronto Stock Exchange or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market or the Toronto Stock Exchange as applicable. An application for the additional listing of the Conversion Shares, Stock Payment Shares and Warrant Shares on the Principal Market and the Toronto Stock Exchange shall have been submitted and approved as of the Initial Closing Date.

(e)

No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(f)

No Proceedings or Litigation.  No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company or any Subsidiary or any Purchaser, or any of the officers, directors or affiliates of the Company or any Subsidiary or any Purchaser seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

(g)

Material Adverse Effect.  No Material Adverse Effect shall have occurred.

(h)

Minimum Price.  The VWAP for the Common Shares on the Principal Market for the five consecutive Trading Days (as defined in the Debenture) commencing on (and including) February 25, 2015, shall be not less than $0.90 per Common Share (appropriately adjusted for any stock split, stock dividend, stock combination, stock buy-back or other similar transaction).

(i)

Events of Default.  No Event of Default under the Debenture shall have occurred or be continuing.

(j)

No Early Repayment Event.  No Early Repayment Event shall have occurred.

ARTICLE 5
INDEMNIFICATION

5.1.

General Indemnity.  The Company agrees to indemnify and hold harmless the Purchaser and its respective directors, officers, affiliates, members, managers, employees, agents, successors and assigns (collectively, “Indemnified Parties”) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys’ fees, charges and disbursements) incurred by any Indemnified Party as a result of, arising out of or based upon (i) any inaccuracy in or breach of the Company’s representations or warranties in this Agreement; (ii) the Company’s breach of agreements or covenants made by the Company in this Agreement or any Transaction Document; (iii) any third party claims arising out of or resulting from the transactions contemplated by this Agreement or any other Transaction Document (unless such claim is based upon conduct by such Indemnified Party that constitutes fraud, gross negligence or willful misconduct); (iv) any breach by the Company of the Securities Act or the rules promulgated thereunder, or (v) any third party claims arising directly or indirectly out of such Indemnified Party’s status as owner of the Securities or the actual, alleged or deemed control or ability to influence the Company or any Subsidiary (unless such claim is based upon conduct by such Purchaser that constitutes fraud, gross negligence or willful misconduct). This provision shall survive the termination of this Agreement and the Transaction Documents.

5.2.

Indemnification Procedure.  With respect to any third-party claims giving rise to a claim for indemnification, the Indemnified Party will give written notice to the Company of such third party claim; provided, that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the Company of its obligations under this Article 5 except to the extent that the Company is actually materially prejudiced by such failure to give notice. In case any such action, proceeding or claim is brought against an Indemnified Party in respect of which indemnification is sought hereunder, the Company shall be entitled to participate in and, unless in the reasonable judgment of the Indemnified Party an actual conflict of interest between it and the Company exists with respect to such action, proceeding or claim (in which case the Company shall be responsible for the reasonable fees and expenses of one separate counsel for the Indemnified Parties), to assume the defense thereof with counsel satisfactory to the Indemnified Party.  In the event that the Company advises an Indemnified Party that it will not contest such a claim for indemnification hereunder, or fails, within 10 days of receipt of any indemnification notice to notify, in writing, such person or entity of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the Indemnified Party may, at its option, defend, settle or otherwise compromise or pay such action or claim.   In any event, unless and until the Company elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the Indemnified Party’s costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder.  The Company shall keep the Indemnified Party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.  If the Company elects to defend any such action or claim, then the Indemnified Party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense.  Notwithstanding anything in this Article 5 to the contrary, the Company shall not, without the Indemnified Party’s prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof.  The indemnification obligations to defend the Indemnified Party required by this Article 5 shall be made by periodic payments of the amount thereof during the course of investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred, so long as the Indemnified Party shall refund such moneys if it is ultimately determined by a court of competent jurisdiction that such party was not entitled to indemnification.  The indemnity agreements contained herein shall be in addition to (a) any cause of action or similar rights of the Indemnified Party against the Company or others, and (b) any liabilities the Company may be subject to pursuant to the law.  In no event shall the Company be required to indemnify any Indemnified Party for its willful breach of any of the

Transaction Documents as determined by a court of competent jurisdiction pursuant to a final and non-appealable order.

5.3.

Contribution.  If the indemnification provided for in Section 5.1 is unavailable to any Indemnified Party thereunder in respect of any losses, liabilities, deficiencies, costs, damages or expenses (or actions in respect thereof) referred to in such Section, then the Company shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, liabilities, deficiencies, costs, damages or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and such Indemnified Party on the other.

ARTICLE 6
MISCELLANEOUS

6.1.

Costs and Expenses.  The Company shall reimburse the Purchaser (or its designee) for all out-of-pocket costs and expenses incurred by such Purchaser in connection with the negotiation, drafting and execution of the Transaction Documents and the transactions contemplated thereby (including all reasonable legal fees, travel, disbursements and due diligence in connection therewith and all fees incurred in connection with any necessary regulatory filings and clearances); provided, however, that the amount of such costs and expenses due to the Purchaser shall be reduced by an amount equal to $40,000, which has been previously advanced to the Purchaser.   In addition, the Company shall pay all reasonable fees and expenses incurred by the Purchaser in connection with the enforcement of this Agreement or any of the other Transaction Documents, including, without limitation, all reasonable attorneys’ fees and expenses; provided, however, that in the event that the enforcement of this Agreement is contested and it is finally judicially determined that such Purchaser was not entitled to the enforcement of the Transaction Document sought, then the Purchaser seeking enforcement shall reimburse the Company for all fees and expenses paid pursuant to this sentence.  The Company shall be responsible for its own fees and expenses incurred in connection with the transactions contemplated by this Agreement.  The Company shall pay all fees of its transfer agent, stamp taxes and other taxes and duties levied in connection with the delivery of the Securities to the Purchaser. This provision shall survive termination of this Agreement and the Transaction Documents.

6.2.

Specific Performance; Consent to Jurisdiction; Venue.

(a)

The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the other Transaction Documents were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement or the other Transaction Documents and to enforce specifically the terms and provisions hereof or thereof without the requirement of posting a bond or providing any other security, this being in addition to any other remedy to which any of them may be entitled by law or equity.

(b)

The parties agree that venue for any dispute arising under this Agreement will lie exclusively in the state or federal courts located in New York County, New York, and the parties irrevocably waive any right to raise forum non conveniens or any other argument that New York is not the proper venue.  The parties irrevocably consent to personal jurisdiction in the state and federal courts in New York County of the state of New York.  The Company and the Purchaser consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing in this Section 6.2 shall affect or limit any right to serve process in any other manner permitted by law. The parties hereby waive all rights to a trial by jury.

6.3.

Amendment.  No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and the Purchaser.

6.4.

Notices.  Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery by telecopy or facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur or (c) upon delivery by e-mail (if delivered on a Business Day during normal business hours where such notice is to be received) upon recipient’s actual receipt and acknowledgement of such e-mail. The addresses for such communications shall be:

If to the Company:

Tanzanian Royalty Exploration Corporation

40 King Street West

44th Floor, Scotia Plaza

Toronto, Ontario

CANADA  M5H 3Y4
Attention: James Sinclair
Telephone No.: (860) 364-1830
Facsimile No.:  (860) 364-0673

E-mail: treceo108@gmail.com

with a copy to:

Borden Ladner Gervais LLP

Scotia Plaza

40 King Street West

44th Floor, Scotia Plaza

Toronto, Ontario

CANADA   M5H 3Y4

Attention:  Rosalind Morrow

Telephone No.: (416) 367-6019
Facsimile No.:  (416) 361-7323

E-mail: rmorrow@blg.com

If to any Purchaser:	At the address of such Purchaser set forth on such Purchaser’s signature page

with a copy to:	Haynes and Boone, LLP 30 Rockefeller Plaza 26th Floor New York, NY 10112 Attention: Greg Kramer Telephone No.: (212) 835-4819 Facsimile No.: (212) 884-9568 E-mail: greg.kramer@haynesboone.com

Any party hereto may from time to time change its address for notices by giving written notice of such changed address to the other party hereto.

6.5.

Waivers.  No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

6.6.

Headings.  The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof. For the avoidance of doubt, all references to “$” in this Agreement are to United States Dollars.

6.7.

Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns.  The Purchaser may assign the Securities and its rights under this Agreement and the other Transaction Documents and any other rights hereto and thereto without the consent of the Company.  The Company may not assign or delegate any of its rights or obligations hereunder or under any Transaction Document.

6.8.

No Third Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person or entity.

6.9.

Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles that would result in the application of the substantive law of another jurisdiction.  This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

6.10.

Survival.  The covenants, agreements and representations and warranties of the Company under the Transaction Documents shall survive the execution and delivery hereof indefinitely.

6.11.

Counterparts.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.  Signature pages to this Agreement may be delivered by facsimile or other means of electronic transmission.

6.12.

Publicity.  Subject to Section 3.8, the Company agrees that it will not disclose, and will not include in any public announcement, the names of the Purchaser without the consent of the Purchaser, which consent shall not be unreasonably withheld or delayed, or unless and until such disclosure is required by law, rule or applicable regulation, and then only to the extent of such requirement. Notwithstanding the foregoing, the Purchaser consents to being identified in any filings the Company makes with the SEC to the extent required by law or the rules and regulations of the SEC.

6.13.

Severability.  The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

6.14.

Further Assurances.  From and after the date of this Agreement, upon the request of the Purchaser or the Company, the Company and the Purchaser shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement and the other Transaction Documents

6.15.

Time Is of the Essence.  Time is of the essence of this Agreement and each Transaction Document.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized officers as of the date first above written.

TANZANIAN ROYALTY EXPLORATION CORPORATION
By:	/s/ James Sinclair
Name:	James Sinclair
Title:	President and CEO

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:	<Name Redacted>
Signature of Authorized Signatory or Purchaser:	Redacted
Name of Authorized Signatory:	Redacted
Title of Authorized Signatory:	Redacted
Email Address of Purchaser:	Redacted
Fax Number of Purchaser:
Address for Notice of Purchaser:	Redacted
Address for Delivery of Securities for Purchaser (if not same address as above for notice):
Initial Closing Date Purchase Price:	$
Final Closing Date Purchase Price:	$

Please provide copies of notices under Section 6.4 to (which shall not constitute notice):

Haynes and Boone, LLP

30 Rockefeller Plaza

26th Floor

New York, NY 10112

Attention: Greg Kramer
Telephone No.: (212) 835-4819
Facsimile No.: (212) 884-9568

E-mail: greg.kramer@haynesboone.com

EXHIBIT A

FORM OF DEBENTURE

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE HAS BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.  THIS SECURITY AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Original Issue Date: December 9, 2014

$15,000,000

8% ORIGINAL ISSUE DISCOUNT SENIOR CONVERTIBLE DEBENTURE

DUE DECEMBER 9, 20161

THIS 8% ORIGINAL ISSUE DISCOUNT SENIOR CONVERTIBLE DEBENTURE is one of a series of duly authorized and validly issued 8% Original Issue Discount Senior Convertible Debentures of Tanzanian Royalty Exploration Corporation, a company organized under the laws of Alberta, Canada (the “Company”), having its principal place of business at 44th Floor, Scotia Plaza, 40 King Street West, Toronto Ontario M5H 3Y4, designated as its 8% Original Issue Discount Senior Convertible Debentures due December 9, 20162 (this debenture, the “Debenture” and, collectively with the other debentures of such series, the “Debentures”) issued pursuant to that certain Securities Purchase Agreement, dated December 9, 2014, by and among the Company and the purchasers signatory thereto (the “Purchase Agreement”).  Certain capitalized terms used in this Debenture are defined in Section 19.

FOR VALUE RECEIVED, the Company promises to pay to <Name Redacted> or its registered assigns (the “Holder”), or shall have paid pursuant to the terms hereunder, the principal sum of $15,000,000, or so much thereof as shall be become

______________________

1  Two year anniversary of the Original Issue Date.

2  Two year anniversary of the Original Issue Date.

outstanding pursuant to and in accordance with the terms of the Purchase Agreement, on December 9, 20163 (the “Maturity Date”) or such earlier date as this Debenture is required or permitted to be repaid as provided hereunder, and to pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Debenture in accordance with the provisions hereof.  This Debenture is subject to the following additional provisions:

1.

INTEREST AND PREPAYMENT.

(a)

Payment of Interest in Cash.  The Company shall pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Debenture at the rate of 8% per annum, payable monthly in arrears on the last Business Day of each calendar month, on each Conversion Date (as to that principal amount then being converted as provided herein) and on the Maturity Date (each such date, an “Interest Payment Date”) (if any Interest Payment Date is not a Business Day, then the applicable payment shall be due on the next succeeding Business Day), in cash.  Notwithstanding the foregoing, until the earlier to occur of (i) the date that is 90 days after the Original Issuance Date and (ii) the date that any amount is released from the Escrow Account to the Company pursuant to Section 1.6 of the Purchase Agreement, interest shall only accrue on the portion of the unconverted and then outstanding principal amount of this Debenture equal to the product of (x) $10,000,000 and (y) a fraction, the numerator of which is the Release Calculation VWAP (as defined in the Purchase Agreement) and the denominator of which is the $0.85 (appropriately adjusted for any stock split, stock dividend, stock combination, stock buy-back or other similar transaction with respect to the Common Shares).

(b)

Interest Calculations.  Interest shall be calculated on the basis of a 365-day year, and shall accrue daily commencing on the Original Issue Date until payment in full of the outstanding principal, together with all accrued and unpaid interest, liquidated damages and other amounts which may become due hereunder, has been made.  Interest shall cease to accrue with respect to any principal amount converted, provided that, the Company actually delivers the Conversion Shares within the time period required by Section 2(c)(ii) herein.  Interest hereunder will be paid to the Person in whose name this Debenture is registered in the records of the Company regarding registration and transfers of this Debenture (the “Debenture Register”).

(c)

Late Fee.  All overdue accrued and unpaid interest to be paid hereunder shall entail a late fee at an interest rate equal to the lesser of 16% per annum or the maximum rate permitted by applicable law (the “Default Rate”) which shall accrue daily from the fifth Trading Day following the date such interest is due hereunder through and including the date of actual payment in full.

(d)

Prepayment.

(i)

Except as otherwise set forth in this Debenture, the Company may not prepay any portion of the principal amount of this Debenture without the prior written consent of the Holder.

______________________

3  Two year anniversary of the Original Issue Date.

(ii)

Notwithstanding subparagraph 1(d)(i) or any other provision of this Debenture, at any time following the expiry of six months after the date of the Purchase Agreement, provided that no Event of Default has then occurred and is continuing, upon twenty (20) Trading Days’ prior notice in writing to the Holder, which notice shall set out particulars of the principal amount being prepaid, the date of prepayment and the prepayment price (a “Prepayment Notice”), the Company shall be entitled to prepay:

(1)

all or any portion of the principal amount outstanding under this Debenture out of the proceeds of any equity financing; and

(2)

the entire principal amount outstanding under this Debenture out of the proceeds of any debt financing.

The price of such prepayment shall be one hundred and seven (107%) percent of the principal being prepaid, together with all accrued and unpaid interest owing to the date of prepayment on such prepaid principal (the “Prepayment Price”).  On the date of prepayment, the Company shall pay the Prepayment Price in cash to the Holder, and the Holder shall surrender to the Company the certificate(s) representing this Debenture. If the principal amount outstanding under the Debenture certificate(s) surrendered is greater than the principal amount being prepaid, the Company shall issue a new certificate in a face principal amount equal to the principal balance of this Debenture remaining outstanding following such prepayment. For the avoidance of doubt, this Debenture may be converted by the Holder pursuant to Section 2 hereof at any time during the twenty (20) Trading Days after the date that the Company delivers such Prepayment Notice. For further avoidance of doubt, and notwithstanding anything to the contrary herein, it shall be a precondition to the Company’s right to prepay all or any portion of this Debenture pursuant to this Section 1(d)(ii) that no Event of Default has occurred and is continuing on the date of the Prepayment Notice or during the twenty (20) consecutive Trading Days thereafter (the “Prepayment Notice Period”).

(iii)

Notwithstanding anything contained herein to the contrary, the Holder shall have the right, at its option, to use the remaining balance of the Escrow Amount towards prepayment of this Debenture in accordance with Section 1.6(f) of the Purchase Agreement and/or Section 1.7 of the Purchase Agreement.

2.

CONVERSION OF DEBENTURES.  This Debenture shall be convertible into validly issued, fully paid and non-assessable Common Shares, on the terms and conditions set forth in this Section 2.

(a)

Voluntary Conversion. This Debenture shall be convertible, in whole or in part, into Common Shares at the option of the Holder, at any time and from time to time (subject to the conversion limitations set forth in Section 2(c)(ix)).  The Holder shall effect conversions by delivering to the Company a Notice of Conversion, the form of which is attached hereto as Annex A (each, a “Notice of Conversion”), specifying therein the principal amount of this Debenture to be converted and, if the Holder determines in its sole discretion to convert such accrued and unpaid interest (or a portion thereof), the amount of accrued and unpaid interest thereon to be converted and the date on which such conversion shall be effected (such date, the “Conversion Date”); provided that a Holder may only convert the portion of the accrued interest that corresponds to the principal being converted.  If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is deemed delivered hereunder.  To effect conversions hereunder, the Holder shall not be required to physically surrender this Debenture to the Company unless the entire principal amount of this Debenture, plus all accrued and unpaid interest thereon, has been so converted or otherwise been repaid to the Holder.  Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Debenture in an amount equal to the principal amount converted in such conversion.  The Holder and the Company shall maintain records showing the principal amount(s) converted and the date of such conversion(s).  In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. The Holder, and any assignee by acceptance of this Debenture, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Debenture, the unpaid and unconverted principal amount of this Debenture may be less than the amount stated on the face hereof.

(b)

Conversion Price.  The Conversion Price in effect on any Conversion Date shall be equal to $0.98 and shall be subject to adjustment as provided in Section 3 (the “Conversion Price”).

(c)

Mechanics of Conversion.

(i)

Conversion Shares Issuable Upon Conversion of Debenture.  The number of Conversion Shares issuable upon a conversion hereunder shall be determined by the quotient obtained by dividing (x) the sum of (a) the outstanding principal amount of this Debenture to be converted and (b) at the option of the Holder, a portion or all of any accrued and unpaid interest on this Debenture to be converted by (y) the Conversion Price.

(ii)

Delivery of Certificate Upon Conversion. Not later than forty-eight (48) hours over two (2) Trading Days (and, where the Conversion Notice was delivered after 4:00 p.m. on a Trading Day, by no later than 10 a.m. on the third (3rd) Trading Day) after each Conversion Date (the “Share Delivery Date”), the Company shall deliver, or cause to be delivered, to the Holder (A) a certificate or certificates representing the Conversion Shares which, on a Legend Removal Qualification Event shall be free of restrictive legends and trading restrictions representing the number of Conversion Shares being acquired upon the conversion of this Debenture and (B) if the Holder elects not to convert the accrued and unpaid interest on this Debenture (or a portion thereof) to be converted, a bank check in the amount of such accrued and unpaid interest.  If (i) there is an effective registration statement permitting the issuance of Conversion Shares to or resale of the Conversion Shares by the Holder or (ii) following the six month anniversary of the Original Issue Date, the Conversion Shares are eligible for sale under Rule 144 without volume or manner-of-sale restrictions and as of such date the Company is in compliance with the current public information required under Rule 144 as to such Conversion Shares, the Company shall deliver any certificate or certificates required to be delivered by the Company under this Section 2(c) by causing such certificates to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s prime broker with The Depository Trust Company through its Deposit or Withdrawal at Custodian (“DWAC”) system. The Holder shall be entitled to require the Company to deliver Conversion Shares and/or Common Shares issuable pursuant to Section 5(e) to and in the name of one or more Affiliates of the Holder in accordance with the Holder’s written instructions.

(iii)

Failure to Deliver Certificates.  If, in the case of any Notice of Conversion, such certificate or certificates are not credited to the account of the Holder’s broker with The Depository Trust Company through its DWAC system or delivered to or as directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Company at any time on or before such crediting or its receipt of such certificate or certificates, to rescind such Conversion, in which event the Company shall promptly return to the Holder any original Debenture delivered to the Company and the Holder shall promptly return to the Company the Common Shares certificates (or any Common Shares received electronically) issued to such Holder pursuant to the rescinded Conversion Notice.

(iv)

Obligation Absolute; Partial Liquidated Damages.  The Company’s obligations to issue and deliver the Conversion Shares upon conversion of this Debenture in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Conversion Shares.  In the event the Holder of this Debenture shall elect to convert any or all of the outstanding principal amount hereof, the Company may not refuse conversion based on any claim by the Company or any Affiliate thereof that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and or enjoining conversion of all or part of this Debenture shall have been sought and obtained, and the Company posts a surety bond for the benefit of the Holder in the amount of 150% of the outstanding principal amount of this Debenture, which is subject to the injunction, which bond shall remain in effect until the completion of litigation of the underlying dispute and the proceeds of which shall be payable to the Holder to the extent it obtains judgment.  In the absence of such injunction, the Company shall issue Conversion Shares or, if applicable, cash, upon a properly noticed conversion.  If the Company fails when required hereunder for any reason to deliver to the Holder such certificate or certificates pursuant to Section 2(c)(ii) by the second Trading Day following the Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of principal amount being converted, $5 per Trading Day (increasing to $10 per Trading Day on the fourth (4th) Trading Day after such liquidated damages begin to accrue) for each Trading Day commencing on the second Trading Day after such Share Delivery Date until such certificates are delivered or Holder rescinds such conversion.  Nothing herein shall limit the Holder’s right to pursue actual damages or declare an Event of Default (as defined below) pursuant to Section 4 hereof for the Company’s failure to deliver Conversion Shares within the period specified herein and the Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.  The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(v)

Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Conversion.  In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to the Holder such certificate or certificates by the Share Delivery Date pursuant to Section 2(c)(ii), and if after such Share Delivery Date the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, Common Shares to deliver in satisfaction of a sale by the Holder of the Conversion Shares which the Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Company shall (A) pay in cash to the Holder (in addition to any other remedies available to or elected by the Holder) the amount, if any, by which (x) the Holder’s total purchase price (including any brokerage commissions) for the Common Shares so purchased exceeds (y) the product of (1) the aggregate number of Common Shares that the Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of the Holder, either reissue (if surrendered) this Debenture in a principal amount equal to the principal amount of the attempted conversion (in which case such conversion shall be deemed rescinded) or deliver to the Holder the number of Common Shares that would have been issued if the Company had timely complied with its delivery requirements under Section 2(c)(ii).  The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In.  Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Common Shares upon conversion of this Debenture as required pursuant to the terms hereof.

(vi)

Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued Common Shares for the sole purpose of issuance upon conversion of this Debenture, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other holders of the Debentures), not less than such aggregate number of Common Shares as shall (subject to the terms and conditions set forth in the Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Section 3) upon the conversion of the then outstanding principal amount of this Debenture.  The Company covenants that all Common Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable and, if the Registration Statement is then effective under the Securities Act, shall be registered for public resale in accordance with such Registration Statement (subject to such Holder’s compliance with its obligations under the Registration Rights Agreement).

(vii)

Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of this Debenture.  As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.

(viii)

Transfer Taxes.  The issuance of certificates for the Common Shares on conversion of this Debenture shall be made without charge to the Holder hereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates.

(ix)

Holder’s Conversion Limitations.  The Company shall not effect any conversion of this Debenture, and a Holder shall not have the right to convert any portion of this Debenture, to the extent that after giving effect to the conversion set forth on the applicable

Notice of Conversion, the Holder (together with the Holder’s Affiliates, and any Persons acting as a group together with the Holder or any of the Holder’s Affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  To the extent that the limitation contained in this Section 2(c)(ix) applies, the determination of whether this Debenture is convertible (in relation to other securities owned by the Holder together with any Affiliates) and of which principal amount of this Debenture is convertible shall be in the sole discretion of the Holder, and the submission of a Notice of Conversion shall be deemed to be the Holder’s determination of whether this Debenture may be converted (in relation to other securities owned by the Holder together with any Affiliates) and which principal amount of this Debenture is convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, the Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination.  In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  For purposes of this Section 2(c)(ix), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the SEC, as the case may be, (ii) a more recent public announcement by the Company, or (iii) a more recent written notice by the Company or the Company’s transfer agent setting forth the number of Common Shares outstanding.  Upon the written or oral request of a Holder, the Company shall within two (2) Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Debenture, by the Holder or its Affiliates since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be all of the following: (i) 4.9% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon conversion of this Debenture held by the Holder calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder; (ii) 9.9% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon conversion of this Debenture held by the Holder calculated in accordance with Sections 102 and 102.1 of Part XX of the Securities Act (Ontario); and (iii) 19.9% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon conversion of this Debenture held by the Holder calculated in accordance with the definition of “Beneficial Ownership” in Section 1.1(e) of the Shareholder Rights Plan Agreement of the Company dated as of November 25, 2011, as amended or amended and restated from time to time.  The Holder, upon not less than 61 days’ prior notice to the Company, may increase or decrease (provided that, in no case may the Holder decrease the Beneficial Ownership Limitation below 4.9%) the Beneficial Ownership Limitation provisions of this Section 2(c)(ix), provided that the Beneficial Ownership Limitation in no event exceeds 19.9% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon conversion of this Debenture held by the Holder and the Beneficial Ownership Limitation provisions of this Section 2(c)(ix) shall continue to apply.  Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company.  The Beneficial Ownership Limitation provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(c)(ix) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation.  The limitations contained in this paragraph shall apply to a successor holder of this Debenture.

3.

Certain Adjustments.

(a)

Stock Dividends and Stock Splits.  If the Company, at any time while this Debenture is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in Common Shares on the Common Shares or any Common Share Equivalents, (ii) subdivides the outstanding Common Shares into a larger number of shares, (iii) combines (including by way of a reverse stock split) the outstanding Common Shares into a smaller number of shares or (iv) issues, in the event of a reclassification of the Common Shares, any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding any treasury shares of the Company) outstanding immediately before such event, and of which the denominator shall be the number of Common Shares outstanding immediately after such event.  Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b)

Subsequent Rights Offerings.  If the Company, at any time while this Debenture is outstanding, shall issue rights, options or warrants to all holders of the Common Shares entitling them to subscribe for or purchase Common Shares (the “Purchase Rights”), then, upon any conversion of this Debenture, the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights that the Holder could have acquired if the Holder had held the number of Conversion Shares issued upon such conversion of this Debenture immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of the Common Shares are to be determined for the grant, issue or sale of such Purchase Rights; provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation.

(c)

Pro Rata Distributions. If the Company, at any time while this Debenture is outstanding, shall distribute to all holders of Common Shares evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than Common Shares (a “Distribution”), then, upon any conversion of this Debenture, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Conversion Shares issued upon such conversion of this Debenture immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution.

(d)

Fundamental Transaction. If, at any time while this Debenture is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent conversion of this Debenture, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any limitation in Section 2(c) on the conversion of this Debenture), the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Shares for which this Debenture is convertible immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(c) on the conversion of this Debenture).  For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one (1) Common Share in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Debenture following such Fundamental Transaction.  The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Debenture and the other Transaction Documents in accordance with the provisions of this Section 3(d) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction.  Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Debenture and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Debenture and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein, except, in any case and notwithstanding anything to the contrary contained herein, that with respect to the conversion of this Debenture, the Holder shall only be entitled to receive the Alternate

Consideration upon any conversion hereof subsequent to the consummation of a Fundamental Transaction.

(e)

Adjustment Upon Issuance of Common Shares.

(i)

Dilutive Issuances. If and whenever on or after the Original Issue Date, the Company issues or sells, or in accordance with this Section 3(e) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding any Excluded Securities issued or sold or deemed to have been issued or sold and any issuances of Common Shares or Common Share Equivalents covered by Sections 3(a) through (d)) for a consideration per share (the “New Issuance Price”) less than a price equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (such Conversion Price then in effect is referred to as the “Applicable Price” and such issuance, a“Dilutive Issuance”), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price. For all purposes of the foregoing (including, without limitation, determining the adjusted Conversion Price and consideration per share under this Section 3(e)(i)), clauses (ii) through (vi) of this Section 3(e) shall be applicable.

(ii)

Issuance of Options. If the Company in any manner grants or sells any Options (other than Excluded Securities) and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share.  For purposes of this Section 3(e)(ii), the “lowest price per share for which one Common Share is issuable upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option and (y) the lowest exercise price set forth in such Option for which one Common Share is issuable upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option minus (2) the sum of all amounts paid or payable to the holder of such Option (or any other Person) upon the granting or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Option (or any other Person).  Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Share or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Share upon conversion, exercise or exchange of such Convertible Securities.

(iii)

Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities (other than Excluded Securities) and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share.  For the purposes of this Section 3(e)(iii), the “lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security and (y) the lowest conversion price set forth in such Convertible Security for which one Common Share is issuable upon conversion, exercise or exchange thereof minus (2) the sum of all amounts paid or payable to the holder of such Convertible Security (or any other Person) upon the issuance or sale of such Convertible Security plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Convertible Security (or any other Person).  Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Share upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price has been or is to be made pursuant to other provisions of this Section 3(e), except as contemplated below, no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

(iv)

Change in Option Price or Rate of Conversion. If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Conversion Price in effect at the time of such increase or decrease shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold.  For purposes of this Section 3(e)(iv), if the terms of any Option or Convertible Security that was outstanding as of the Original Issue Date are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 3(e)(iv) shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

(v)

Calculation of Consideration Received. If any Option and/or Convertible Security and/or Adjustment Right is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (the “Primary Security” and such Option, Convertible Security, and/or Adjustment Right, a “Secondary Security”), together comprising one integrated transaction, the Primary Security issued or sold in such integrated transaction shall be deemed to have been issued for consideration equal to the difference of (A) the aggregate consideration received by the Company to purchase such Primary Security and each such Option (as applicable) and/or Convertible Security (as applicable) and/or Adjustment Right (as applicable), minus (B) the product of (x) the sum of the Black Scholes Consideration Value of each such Option and/or Convertible Security (as applicable) and/or Adjustment Right (as applicable) on a per share basis multiplied by (y) the aggregate number of Common Shares issued or issuable pursuant to such Option and/or Convertible Security (as applicable) and/or Adjustment Right (as applicable).  If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor

(for the purpose of determining the consideration paid for such Common Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be deemed to be the gross amount of consideration received by the Company therefor.  If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash (for the purpose of determining the consideration paid for such Common Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value), the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the VWAPs of such security for each of the five (5) Trading Days immediately preceding the date of receipt.  If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity (for the purpose of determining the consideration paid for such Common Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value), the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be.  The fair value of any consideration other than cash or publicly traded securities (for the purpose of determining the consideration paid for such Common Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be determined by the Company and the Holder.  If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Holder.  The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(vi)

Record Date. If the Company takes a record of the holders of the Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(f)

Holder's Right of Alternative Conversion Price Following Issuance of Certain Options or Convertible Securities. In addition to and not in limitation of the other provisions of this Section 3, if the Company in any manner issues or sells or enters into any agreement to issue or sell, any Common Shares, Options or Convertible Securities other than Excluded Securities (any such securities, “Variable Price Securities”) after the Original Issue Date that are issuable pursuant to such agreement or convertible into or exchangeable or exercisable for Common Shares pursuant to such Options or Convertible Securities, as applicable, at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations and share dividends) (each of the formulations for such variable price being herein referred to as, the “Variable Price”), the Company shall provide written notice thereof via facsimile and overnight courier to the Holder on the date of such agreement and/or the issuance of such Convertible Securities or Options, as applicable.  From and after the date the Company enters into such agreement or issues any such Variable Price Securities, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of this Debenture by designating in the Conversion Notice delivered upon any conversion of this Debenture that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect.  The Holder’s election to rely on a Variable Price for a particular conversion of this Debenture shall not obligate the Holder to rely on a Variable Price for any future conversion of this Debenture.

(g)

Calculations.  All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.  For purposes of this Section 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding any treasury shares of the Company) issued and outstanding.

(h)

Notice to the Holder.

(i)

Adjustment to Conversion Price.  Whenever the Conversion Price is adjusted pursuant to any provision of this Section 3, the Company shall within ten (10) calendar days of such adjustment deliver to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(ii)

Notice to Allow Conversion by Holder.  If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) the Company shall authorize the granting to all holders of the Common Shares of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Debenture, and shall cause to be delivered to the Holder at its last address as it shall appear upon the Debenture Register, at least ten (10) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice.  To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the SEC pursuant to a Current Report on Form 8-K.

4.

RIGHTS UPON EVENT OF DEFAULT.

(a)

“Event of Default” means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i)

the Common Shares shall not be eligible for listing or quotation for trading on a Trading Market and shall not become eligible to resume listing or quotation for trading thereon within five (5) Trading Days thereafter;

(ii)

the Company shall (A) fail for any reason to deliver certificates to a Holder prior to the third (3rd) Trading Day after a Conversion Date pursuant to Section 2(c), (B) fail for any reason to deliver Common Shares to the holder so required to be delivered pursuant to Section 5(e) prior to the Holder Redemption Payment, or (C) fail to deliver certificates to a holder of Warrants prior to the third (3rd) Trading Day after the Warrant Share Delivery Date or the Company shall provide at any time notice to the Holder, including by way of public announcement, of the Company’s intention to not honor requests for conversions of any Debentures in accordance with the terms hereof or exercise of the Warrants in accordance with the terms thereof;

(iii)

at any time following the tenth (10th) consecutive day that the Holder’s Authorized Share Allocation or Exchange Cap Allocation (each as defined below) is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full of the outstanding principal amount of this Debenture (without regard to any limitations on conversion set forth in Section 2(d) or otherwise);

(iv)

any default in the payment of (A) the principal amount of any Debenture or (B) interest, liquidated damages and other amounts owing to a Holder on any Debenture, as and when the same shall become due and payable (whether on an Interest Payment Date, a Conversion Date or the Maturity Date or by acceleration or otherwise);

(v)

the occurrence of any default under, redemption of or acceleration prior to maturity of any Indebtedness (as defined in the Purchase Agreement) of the Company or any of its Subsidiaries;

(vi)

bankruptcy, insolvency, reorganization, receivership, conservatorship or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Subsidiary, and, if instituted against the Company or any such Subsidiary by a third party, shall not be dismissed within twenty (20) days of their initiation;

(vii)

the commencement by the Company or any Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company or any Subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action or the commencement by any Person of a foreclosure sale of a material portion of the Company’s or any Subsidiary’s assets or any other similar action under federal, state or foreign law;

(viii)

the entry by a court of (i) a decree, order, judgment or other similar document adjudging the Company or any Subsidiary as a bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any Subsidiary under any applicable federal, state or foreign law or (ii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of twenty (20) days;

(ix)

any monetary judgment, writ or similar process shall be entered against the Company, any Subsidiary or any of their respective property or other assets for more than $50,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of twenty (20) days;

(x)

the Company shall default on any of its obligations under any other debenture or any mortgage, note, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring, that (A) involves an obligation greater than $50,000, whether such indebtedness now exists or shall hereafter be created, and (B) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

(xi)

other than as specifically set forth in another clause of this Section 4(a), the Company breaches or otherwise fails to observe or perform any covenant, agreement or other term or condition of this Debenture or any other Transaction Document which breach or failure to observe or perform, unless a cure period is specifically provided with respect to such breach or failure to observe or perform, is not cured, if possible to cure, within the earlier to occur of (A) four (4) Trading Days after notice of such failure sent by the Holder or by any other Holder to the Company and (B) seven (7) Trading Days after the Company has become or should have become aware of such failure;

(xii)

any representation or warranty made in this Debenture or any other Transaction Documents, any written statement pursuant hereto or thereto or any other report,

financial statement or certificate made or delivered to the Holder or any other Holder shall be untrue or incorrect in any material respect as of the date when made or deemed made;

(xiii)

a material false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that the Equity Conditions are satisfied, the Dollar Volume Limitation has not been exceeded or as to whether any Event of Default has occurred;

(xiv)

the failure of any Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the Effectiveness Deadline, or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to any holder of the Debentures for sale of all of such holder's Registrable Securities in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten (10) consecutive trading days or for more than an aggregate of thirty (30) trading days in any 365-day period. Notwithstanding the foregoing, solely for the purposes of Section 1(d)(ii), an Event of Default shall be deemed to have occurred and be continuing if the Registration Statement is unavailable on any Trading Day of the Prepayment Notice Period; or

(xv)

any Event of Default (as defined in the other Debentures) occurs with respect to any other Debentures.

(b)

Remedies.  If an Event of Default occurs and is continuing with respect to any of the Debentures, the Holder may declare all of the then outstanding principal of this Debenture, including any interest and late charges, to be due and payable immediately, except that in the case of an Event of Default arising from events described in clauses (vi), (vii) and/or (viii) of Section 3(a), this Debenture shall become due and payable automatically without further action or notice.  In the event of such acceleration, the amount due and owing to the Holder shall be one-hundred ten percent (110%) of the outstanding principal of the Debentures held by the Holder (plus all accrued and unpaid interest and late charges, if any).  Commencing upon the occurrence of any Event of Default interest on the outstanding principal of this Debenture shall accrue at the Default Rate.  In connection with any acceleration described herein, the Holder need not provide, and the Company hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law.  Such acceleration may be rescinded and annulled by the Holder at any time prior to payment hereunder and the Holder shall have all rights as a holder of the Debenture until such time, if any, as the Holder receives full payment pursuant to this Section 4(b).  No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

5.

REDEMPTION.

(a)

Optional Redemption Right of the Holder.

(i)

Commencing on March 1, 2015, the Holder shall have the right, at its option, to require the Company to redeem up to $750,000 of principal (plus accrued and unpaid interest thereon) (the “Monthly Allowance”) per calendar month (the “Holder Redemption Right”).  The Holder may exercise its Holder Redemption Right for a calendar month, at any time and from time to time, during such calendar month, by sending one or more written notices to the Company (each a “Holder Redemption Notice”) by not later than 11:59:59 P.M. (local time in New York City, New York) on the last Trading Day of such calendar month, which Holder Redemption Notices shall specify the principal amount to be redeemed and the amount of accrued and unpaid interest thereon (together, the “Holder Redemption Amount”).  The Company shall promptly, but in any event no more than two (2) Trading Days after the date that the Holder delivers a Holder Redemption Notice to the Company (the “Holder Redemption Payment Date”), pay the applicable Holder Redemption Amount (1) in cash by wire transfer of immediately available funds to the extent that this Debenture is Stock Off (as defined below) on the date that the Holder delivers the Holder Redemption Notice to the Company or (2) Common Shares to the extent that this Debenture is Stock On (as defined below) on the date that the Company delivers the Holder Redemption Notice to the Company in accordance with Section 5(e) below.  For the avoidance of doubt, payment in cash or Common Shares shall be determined according to the status of the Debenture as Stock On or Stock Off on the date that the Holder delivers the Holder Redemption Notice to Company and not the Holder Redemption Payment Date.  For the further avoidance of doubt, the Holder and the Company agree that the Holder may deliver more than one Holder Redemption Notice during a calendar month provided that the sum of the Holder Redemption Amounts set forth in all of the Holder Redemption Notices delivered during such calendar month does not exceed the Monthly Allowance.

(b)

At any time, and from time to time, subject to the provisions of this Section 5, the Company may deliver a written notice to the Holder that it will pay any Holder Redemption Amounts under Section 5(a)(i) in Common Shares (a “Stock On Notice”) and any such notice shall become effective on the second (2nd) Trading Day after the Holder’s receipt thereof (the “Stock On Effective Date”).  Such Stock On Notice shall certify that the Equity Conditions are satisfied and at any time that this Debenture is Stock On, the Company shall, upon the Holder’s request, certify in writing to the Holder that the Equity Conditions are satisfied.  From the time that a Stock On Notice takes effect until such time that such Stock On Notice is withdrawn pursuant to Section 5(d) or deemed withdrawn pursuant to Section 5(c), this Debenture shall be deemed to be “Stock On.”  At any time that this Debenture is not Stock On, then this Debenture shall be deemed to be “Stock Off.”  For the avoidance of doubt, the Holder may deliver a Holder Redemption Notice during the period after receipt of the Stock On Notice but prior to the Stock On Effective Date; the Debenture shall be Stock Off during such period and, accordingly, the applicable Holder Redemption Amount would be payable in cash.

(c)

The Company may not deliver a Stock On Notice unless the Equity Conditions are then satisfied.  If the Equity Conditions cease, for any reason, to be satisfied while this Debenture is Stock On, then the applicable Stock On Notice shall, automatically without any further action of the Company or the Holder, immediately be deemed to be withdrawn and this Debenture shall immediately be deemed to be Stock Off (an “Equity Conditions Failure”).  The Company shall immediately notify the Holder of any Equity Conditions Failure.

(d)

The Company may voluntarily withdraw a Stock On Notice by delivering a written notice (a “Stock Off Notice”) to the Holder and such Stock On Notice shall be deemed withdrawn and this Debenture shall be Stock Off two (2) Trading Days after receipt thereof by the Holder (the “Voluntary Stock Off Effective Date”).  For the avoidance of doubt, the Holder may deliver a Holder Redemption Notice during the period after receipt of the Stock Off Notice but prior to the Voluntary Stock Off Effective Date; the Debenture shall be Stock On during such period and, accordingly, the applicable Holder Redemption Amount would be payable in Common Shares on the applicable Holder Redemption Payment Date as provided herein.

(e)

With respect to each Holder Redemption Notice delivered to the Company pursuant to Section 5(a)(i) at a time when this Debenture was Stock On, subject to the provisions of this Section 5(e), the Company shall, in payment of the Holder Redemption Amount deliver to the Holder a number of Common Shares equal to the quotient of (such quotient of (x) and (y), the “Stock Payment Price”) (x) the applicable Holder Redemption Amount and (y) ninety percent (90%) of the arithmetic average of each of the five (5) lowest daily VWAPs for the Common Shares during the twenty (20) Trading Days immediately prior to the date of the Holder Redemption Notice (the “Pricing Period”) by not later than the applicable Holder Redemption Payment Date.  Notwithstanding the foregoing or any other provision herein to the contrary:

(A)

in the event any Equity Conditions Failure occurs after the delivery of the applicable Holder Redemption Notice at a time when this Debenture is Stock On but prior to the applicable Holder Redemption Payment Date, the Company shall pay to the Holder an amount in cash equal to the product of (i) the applicable Holder Redemption Amount divided by Stock Payment Price and (ii) the highest VWAP for the Common Shares during the applicable Pricing Period (such product of (i) and (ii), the “Stock Replacement Payment”);

(B)

in the event that the aggregate number of Common Shares to be delivered to the Holder pursuant to this Section 5(e) in respect of any individual Holder Redemption Notice would cause such Holder to exceed the Beneficial Ownership Limitation, then, (I) the Holder shall provide written notice to the Company that such delivery of all or a portion of such Common Shares would cause Holder to exceed the Beneficial Ownership Limitation, and (II) in addition to delivery of the number of Common Shares that would not cause such Holder to exceed the Beneficial Ownership Limitation, the Company shall pay to the Holder in lieu of such number of Common Shares that would cause the Holder to exceed the Beneficial Ownership Limitation (such excess number of shares, the “Excess Shares”), not more than the later of (x) the Holder Redemption Payment Date and (y) one (1) Trading Day after the date of the Holder’s written notice, an amount in cash equal to the portion of the Holder Redemption Amount that would otherwise be payable in respect of the Excess Shares;

(C)

in the event that the Holder Redemption Amount in respect of any Holder Redemption Notice would exceed the Dollar Volume Limitation, then the Company shall pay the portion of the Holder Redemption Amount that would be in excess of the Dollar Volume Limitation in cash;

(D)

the event that the aggregate number of Common Shares to be delivered to the Holder pursuant to this Section 5(e) in respect of any individual Holder Redemption Notice would cause the Holder’s Authorized Share Allocation and/or Exchange Cap Allocation to be exceeded, then that portion of such number of Common

Shares that would not exceed the Holder’s Authorized Share Allocation and/or Exchange Cap Allocation shall be delivered to the Holder in Common Shares as provided above and the Company shall pay to the Holder, not later than the applicable Holder Redemption Payment an amount in cash equal to the Stock Replacement Payment in lieu of the portion of the applicable Holder Redemption Amount that would cause the Holder’s Authorized Share Allocation and/or Exchange Cap Allocation to be exceeded.

Any Common Shares required to be delivered by the Company to the Holder under this Section 5(e) shall be credited to the Holder’s or its designee’s balance account with Depository Trust Company through its DWAC system on the Holder Redemption Payment Date and free of any restrictive legends under the Securities Act or otherwise.  In addition, the provisions of Section 2(c)(iv) and Section 2(c)(v) shall apply to the delivery of Common Shares under this Section 5(e) mutatis mutandis as if each date when Common Shares are required to be delivered under this Section 5(e) was a Share Delivery Date.

(f)

Notwithstanding anything contained herein to the contrary, the Holder may convert any Holder Redemption Amount pursuant to Section 2 hereof at any time prior to the applicable Holder Redemption Payment Date.

(g)

Redemption Right upon a Change of Control.  No later than ten (10) Trading Days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile, e-mail and overnight courier to the Holder (a “Change of Control Notice”).  At any time during the period beginning after the Holder’s receipt of a Change of Control Notice or the Holder becoming aware of a Change of Control if a Change of Control Notice is not delivered to the Holder in accordance with the immediately preceding sentence (as applicable) and ending on the later of twenty (20) Trading Days after (A) consummation of such Change of Control or (B) the date of receipt of such Change of Control Notice, the Holder may require the Company to redeem all or any portion of this Debenture by delivering written notice thereof (“Change of Control Redemption Notice”) to the Company, which Change of Control Redemption Notice shall indicate the principal amount of this Debenture that the Holder is electing to redeem.  The portion of this Debenture subject to redemption pursuant to this Section 5(g) shall be redeemed by the Company in cash at a price equal to one-hundred ten present (110%) of the principal amount being redeemed plus all accrued and unpaid interest and late charges (the “Change of Control Redemption Price”) and such Change of Control Redemption Price shall be due and payable in cash not later than the later of (x) two (2) Trading Days after the consummation of such Change of Control and (y) the Company’s receipt of the Change of Control Redemption Notice.  Redemptions required by this Section 5(g) shall have priority to payments to holders of the Common Shares in connection with such Change of Control.  Notwithstanding anything to the contrary in this Section 5(g), but subject to Section 2(c)(ix), until the Change of Control Redemption Price is paid in full, the principal amount of this Debenture submitted for redemption under this Section 5(g) (together with any accrued and unpaid interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 2 and Section 3(d), to the extent applicable.

(h)

Permitted Project Financing.  At least ten (10) Trading Days prior to the consummation of any Permitted Project Financing, but not prior to the public announcement thereof, the Company shall deliver written notice thereof via facsimile, e-mail and overnight courier to the Holder (a “Permitted Project Financing Notice”).  At any time during the period beginning after the Holder’s receipt of a Permitted Project Financing Notice or the Holder becoming aware of any Permitted Project Financing if a Permitted Project Financing Notice is not delivered to the Holder in accordance with the immediately preceding sentence (as applicable) and ending on the later of twenty (20) Trading Days after (A) consummation of such Permitted Project Financing or (B) the date of receipt of such Permitted Project Financing, the Holder may require the Company to redeem all or any portion of this Debenture by delivering written notice thereof (“Permitted Project Financing Redemption Notice”) to the Company, which Permitted Project Financing Redemption Notice shall indicate the principal amount of this Debenture that the Holder is electing to redeem.  The portion of this Debenture subject to redemption pursuant to this Section 5(h) shall be redeemed by the Company in cash at a price equal to one-hundred five present (105%) of the principal amount being redeemed plus all accrued and unpaid interest and late charges (the “Permitted Project Financing Redemption Price”) and such Permitted Project Financing Redemption Price shall be due and payable in cash not later than the later of (x) concurrently with the consummation of such Permitted Project Financing and (y) the Company’s receipt of the Permitted Project Financing Redemption Notice.  Notwithstanding anything to the contrary in this Section 5(h), but subject to Section 2(c)(ix), until the Permitted Project Financing Redemption Price is paid in full, the principal amount of this Debenture submitted for redemption under this Section 5(h) (together with any accrued and unpaid interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 2.

6.

NONCIRCUMVENTION.  The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation (as defined in the Purchase Agreement), Bylaws (as defined in the Purchase Agreement) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Debenture, and will at all times in good faith carry out all of the provisions of this Debenture and take all action as may be required to protect the rights of the Holder of this Debenture.  Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any Common Shares receivable upon conversion of this Debenture above the Conversion Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Common Shares upon the conversion of this Debenture, and (iii) shall, so long as any of the Debentures are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Debentures, the maximum number of Common Shares as shall from time to time be necessary to effect the conversion of the Debentures then outstanding (without regard to any limitations on conversion).

7.

RESERVATION OF AUTHORIZED SHARES; EXCHANGE CAP.

(a)

Reservation.  The Company shall initially reserve out of its authorized and unissued Common Shares a number of Common Shares for each of the Debentures equal to two-hundred twenty five percent (225%) of the entire Conversion Rate with respect to the entire outstanding principal amount of each such Debenture as of the Original Issue Date.  So long as any of the Debentures are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Debentures and other issuances hereunder, including Section 5, two-hundred twenty five percent (225%) of the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Debentures then outstanding(the “Required Reserve Amount”), provided that at no time shall the number of Common Shares so reserved be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions).  The initial number of Common Shares reserved for issuance hereunder and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Debentures based on the outstanding principal amount of the Debentures held by each holder on the Original Issue Date or the date of the increase in the number of reserved shares (as the case may be) (the Holder’s pro rata portion of the initial Common Shares reserved for issuance and of each increase thereof as provided herein, the Holder’s “Authorized Share Allocation”).  In the event that a holder shall sell or otherwise transfer any of such holder’s Debentures, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation.  Any Common Shares reserved and allocated to any Person which ceases to hold any Debentures shall be allocated to the remaining holders of Debentures, pro rata based on the principal amount of the Debentures then held by such holders.

(b)

Insufficient Authorized Shares.  If, notwithstanding Section 7(a), and not in limitation thereof, at any time while any of the Debentures remain outstanding the Company does not have a sufficient number of authorized and unreserved Common Shares to satisfy its obligation to reserve for issuance upon conversion of the Debentures or other issuances of Common Shares hereunder at least a number of Common Shares equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized Common Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Debentures then outstanding.  Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than seventy five (75) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized Common Shares.  In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its reasonable best efforts to solicit its stockholders’ approval of such increase in authorized Common Shares and to cause its board of directors to recommend to the stockholders that they approve such proposal.

(c)

Exchange Cap.  The Company shall not be obligated to issue any Common Shares upon conversion of this Debenture or pursuant to Section 5(e), and no Holder shall be entitled to receive any Common Shares if the issuance of such Common Shares would exceed that number of Common Shares which the Company may issue upon the conversion of the Debentures and the Warrants without breaching the Company’s obligations under the rules and regulations of the NYSE MKT (the “Exchange Cap”), except that such limitation shall not apply in the event that the Company (i) obtains the approval of its shareholders as required by the applicable rules of the NYSE MKT and the Toronto Stock Exchange for issuances of Common Shares in excess of such amount or (ii) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Holder.  Until such approval or written opinion is obtained, no Holder shall be issued in the aggregate, upon conversion of this Debenture or pursuant to Section 5(e), Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the original principal amount of this Debenture on the Original Issue Date and the denominator of which is the aggregate original principal amount of all of the Debentures on the Original Issue Date (the “Exchange Cap Allocation”).  In the event that the Holder shall sell or otherwise transfer any of this Debenture, the transferee shall be allocated a pro rata portion of the Holder’s Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee.  In the event that, at any time prior to the Maturity Date, the Company issues a number of Common Shares under this Debenture and the Warrants equal to 15% of the outstanding Common Shares on the date of the Purchase Agreement or it would otherwise reasonably be expected that the number of Common Shares issued pursuant to the  Transaction Documents would exceed the Exchange Cap, then the Company will promptly seek the approval of its shareholders as required by the applicable rules of the NYSE MKT and the Toronto Stock Exchange for issuances of Common Shares in excess of the Exchange Cap.

8.

AMENDING THE TERMS OF THIS DEBENTURE.  The prior written consent of the Holder shall be required for any change, modification or amendment to this Debenture.  No consideration shall be offered or paid to the Holder to amend or consent to a waiver or modification of any provision of this Debenture unless the same consideration is also offered to all of the holders of the other Debentures.  The Holder shall be entitled, at its option, to the benefit of any amendment to any of the other Debentures.

9.

TRANSFER.  This Debenture and any Common Shares issued pursuant to this Debenture may be offered, sold, assigned or transferred by the Holder without the consent of the Company.

10.

REISSUANCE OF THIS DEBENTURE.

(a)

Transfer.  If this Debenture is to be transferred, the Holder shall surrender this Debenture to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Debenture (in accordance with Section 10(d)), registered as the Holder may request, representing the outstanding principal being transferred by the Holder and, if less than the entire outstanding principal is being transferred, a new Debenture (in accordance with Section 10(d)) to the Holder representing the outstanding principal not being transferred. Any transfer of this Debenture shall be in compliance with applicable securities laws.

(b)

Lost, Stolen or Mutilated Debenture.  Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Debenture (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Debenture, the Company shall execute and deliver to the Holder a new Debenture (in accordance with Section 10(d)) representing the outstanding principal.

(c)

Debenture Exchangeable for Different Denominations.  This Debenture is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Debenture or Debentures (in accordance with Section 10(d) and in principal amounts of at least $100,000 representing in the aggregate the outstanding principal of this Debenture, and each such new Debenture will represent such portion of such outstanding principal as is designated by the Holder at the time of such surrender.

(d)

Issuance of New Debentures.  Whenever the Company is required to issue a new Debenture pursuant to the terms of this Debenture, such new Debenture (i) shall be of like tenor with this Debenture, (ii) shall represent, as indicated on the face of such new Debenture, the principal remaining outstanding (or in the case of a new Debenture being issued pursuant to Section 10(a) or Section 10(c), the principal designated by the Holder which, when added to the principal represented by the other new Debentures issued in connection with such issuance, does not exceed the principal remaining outstanding under this Debenture immediately prior to such issuance of new Debentures), (iii) shall have an issuance date, as indicated on the face of such new Debenture, which is the same as the Original Issue Date of this Debenture, (iv) shall have the same rights and conditions as this Debenture, and (v) shall represent accrued and unpaid interest and late charges on the principal and interest of this Debenture, from the Original Issue Date.

11.

REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF.  Except as specifically set forth herein, the remedies provided in this Debenture shall be cumulative and in addition to all other remedies available under this Debenture and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Debenture.  The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein.  Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof).  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any such breach or any such threatened breach, without the necessity of showing economic loss and without any bond or other security being required.  The Company shall provide all information and documentation to the Holder that is reasonably requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Debenture.

12.

PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS.  If (a) this Debenture is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Debenture or to enforce the provisions of this Debenture or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Debenture, then the Company shall pay the reasonable costs and expenses incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements.  The Company expressly acknowledges and agrees that no amounts due under this Debenture shall be affected, or limited, by the fact that the Purchase Price (as defined in the Purchase Agreement) paid for this Debenture may have been less than the original principal amount hereof.

13.

CONSTRUCTION; HEADINGS.  This Debenture shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof.  The headings of this Debenture are for convenience of reference and shall not form part of, or affect the interpretation of, this Debenture.

14.

FAILURE OR INDULGENCE NOT WAIVER.  No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.  No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

15.

NOTICES; PAYMENTS.

(a)

Notices.  Whenever notice is required to be given under this Debenture, unless otherwise provided herein, such notice shall be given in accordance with Section 6.4 of the Purchase Agreement.  The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Debenture, including in reasonable detail a description of such action and the reason therefore.  Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any grant, issuances, or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to all holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, Change of Control, dissolution or liquidation, provided in each case that such information shall be made known to the public pursuant to a filing on Form 8-K prior to or in conjunction with such notice being provided to the Holder.

(b)

Currency.  All dollar amounts referred to in this Debenture are in United States Dollars (“U.S.  Dollars”), and all amounts owing under this Debenture shall be paid in U.S. Dollars.

(c)

Payments.  Whenever any payment of cash is to be made by the Company to any Person pursuant to this Debenture, unless otherwise expressly set forth herein, such payment shall be made by wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder’s wire transfer instructions.  Whenever any amount expressed to be due by the terms of this Debenture is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day that is a Business Day.

(d)

No Withholding Tax.  All payments by or on behalf of the Company under this Debenture including the issuance of Common Shares upon a conversion or redemption shall be made without withholding or deducting any taxes.  If any deduction or withholding of taxes or other amount is required by the laws of any jurisdiction to be made from any sum or from the Common Shares issuable upon a conversion or redemption or if any tax is imposed directly on the Holder with respect to any sum by such jurisdiction or with respect to the Common Shares issuable upon a conversion or redemption, the Company shall pay in the same manner and at the same time such additional amounts or additional Common Shares as will result in receipt by the

Holder, free from any liability in respect of any such deduction or withholding or the imposition of tax, of such amount or Common Shares as would have been received by the Holder had no such deduction, or withholding or imposition of tax been required to be made.

16.

CANCELLATION.  After all principal, accrued interest, late charges and other amounts at any time owed on this Debenture have been paid in full, this Debenture shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

17.

WAIVER OF NOTICE.  To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Debenture and the Transaction Documents.

18.

GOVERNING LAW.  This Debenture shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Debenture shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  In the event that any provision of this Debenture is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law.  Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Debenture.  Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder.  THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVE ANY RIGHT SUCH PARTY MAY HAVE TO, AND AGREE NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS DEBENTURE OR ANY TRANSACTION CONTEMPLATED HEREBY.

19.

CERTAIN DEFINITIONS.  For purposes of this Debenture, the following terms shall have the following meanings:

(a)

“Adjustment Right” means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 3(e)) of Common Shares (other than rights of the type described in Sections 3(a) through (d)) that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).

(b)

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

(c)

“Black Scholes Consideration Value” means the value of the applicable Option, Convertible Security or Adjustment Right (as the case may be) as of the date of issuance thereof calculated using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg utilizing (i) an underlying price per share equal to the Closing Bid Price of the Common Shares on the Trading Day immediately preceding the public announcement of the execution of definitive documents with respect to the issuance of such Option, Convertible Security or Adjustment Right (as the case may be), (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of such Option, Convertible Security or Adjustment Right (as the case may be) as of the date of issuance of such Option, Convertible Security or Adjustment Right (as the case may be), (iii) a zero cost of borrow and (iv) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the date of issuance of such Option, Convertible Security or Adjustment Right (as the case may be).

(d)

“Bloomberg” means Bloomberg, L.P.

(e)

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

(f)

“Change of Control Transaction” means the occurrence after the date hereof of any of (a) the Company’s board of directors gives its consent to a transaction whereby an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) acquires effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 50% of the voting securities of the Company  (other than by means of conversion or exercise of the Debentures and the Securities issued together with the Debentures), provided, this clause (a) does not include an unsolicited takeover bid, (b) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than 50% of the aggregate voting power of the Company or the successor entity of such transaction, (c) the Company sells or transfers all or substantially all of its assets to another Person and the stockholders of the Company immediately prior to such transaction own less than 50% of the aggregate voting power of the acquiring entity immediately after the transaction, (d) a replacement at one time or within a three year period of more than one-half of the members of the Board of Directors which is not approved by a majority of those individuals who are members of the Board of Directors on the Original Issue Date (or by those individuals who are serving as members of the Board of Directors at the time of such election or nomination whose nomination to the Board of Directors was approved by a majority of the members of the Board of Directors who are members on the date hereof or (e) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

(g)

“Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by OTC Markets Group, Inc.  If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the relevant period.

(h)

“Closing Date” has the meaning given in the Purchase Agreement.

(i)

“Common Share Equivalents” means Options and Convertible Securities.

(j)

“Common Shares” means (i) the Company’s Common Shares no par value, and (ii) any capital stock into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

(k)

“Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Common Shares.

(l)

“Dollar Volume Limitation” means fifteen percent (15%) of the aggregate dollar trading volume of the Common Shares on the Principal Market (or other applicable Trading Market) over the twenty (20) consecutive Trading Day period ending on the Trading Day immediately preceding the date of any Holder Redemption Notice.  For the purposes of this definition the term “dollar trading volume” for any Trading Day shall be determined by multiplying the VWAP by the volume as reported on Bloomberg for such Trading Day.

(m)

“Effectiveness Deadline” has the meaning given in the Registration Rights Agreement.

(n)

“Exchange Act” means the U.S. Securities Exchange of 1934, as amended.

(o)

“Equity Conditions” means each of the following: (i) each Registration Statement required to be filed under the Registration Rights Agreement shall be effective and all Common Shares to be issued pursuant to the terms of this Debenture (including pursuant to Section 5) shall be eligible for resale by the Holder without restriction and without need for additional registration under any applicable federal, state or foreign securities laws, and the Company shall have no knowledge of any fact that would cause any Common Shares not to be so eligible for resale by the Holder without restriction and without need for additional registration under any applicable federal, state or foreign securities laws, and counsel to the Company has issued a legal opinion, satisfactory to the Holder in form and substance, to the Holder and the Company’s transfer agent to such effect; (ii) the Common Shares are designated for listing on a Trading Market and shall not have been suspended from trading on such Trading Market nor shall delisting or suspension by such Trading Market have been threatened or pending in writing by such Trading Market nor shall there be any SEC or judicial stop trade order or trading suspension stop order or any pending or threatened SEC or judicial stop trade order or trading suspension stop order; (iii) any Common Shares to be issued pursuant to the terms of this Debenture (including pursuant to Section 5) may be issued in full without violating the rules or regulations of the Principal Market or any applicable laws; (v) the Holder is not in possession of any information provided by the Company that constitutes, or may constitute, material non-public information; (vi) neither the Registration Statement nor any prospectus included therein contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and such Registration Statement and any prospectus included therein shall comply with all applicable securities laws as to form and substance; (vii) the Company’s transfer agent is participating in DTC’s Fast Automated Securities Transfer Program; (ix) all Common Shares to be issued under this Debenture are duly authorized and will be validly issued, fully paid and non-assessable upon issuance, free and clear of all liens, claims or encumbrances, and the issuance thereof will not require any further approvals of the Company’s Board of Directors or shareholders; (x) there shall not have occurred or be continuing, unless waived by the Holder, either (A) an Event of Default or (B) an event that with the passage of time or giving of notice would constitute an Event of Default; (xi) on each Trading Day, unless waived by the Holder, the Closing Price of the Common Shares on the Principal Market is at least $0.60 per share (appropriately adjusted for any stock split, stock dividend, stock combination, stock buy-back or other similar transaction); and (xii) all Common Shares to be issued under this Debenture may be issued free of any restrictive legends under U.S. federal and Canadian securities laws.  All references to “Registration Statement” shall include any prospectus included therein and any amendments or supplements to such Registration Statement or any such prospectus, as filed from time to time, including without limitation, any Exchange Act filings incorporated by reference therein.

(p)

“Excluded Securities” means any issuance of Common Shares, Options and/or Convertible Securities (i) reserved for issuance under the Company’s equity incentive plans or issued to employees, consultants or service providers as compensation or consideration in the ordinary course of business, (ii) issued pursuant to agreements, Options, Convertible Securities or Adjustment Rights existing as of the date hereof, provided that such agreements, Options, Convertible Securities or Adjustment Rights have not been amended since the Original

Issue Date to increase the number of such securities or decrease the exercise price, exchange price or conversion price of such securities and (iii) to which the Holder consents in writing.

(q)

“Legend Removal Qualification Event” means each of the following events/circumstances: (i) while a registration statement (including the Registration Statement) covering the resale of the Conversion Shares is effective under the Securities Act, (ii) following any sale of Conversion Shares pursuant to Rule 144, (iii) following the six-month anniversary of the Original Issue Date if the Conversion Shares are eligible for sale under Rule 144 without volume or manner-of-sale restrictions and as of such date the Company is in compliance with the current public information required under Rule 144 as to such Conversion Shares, or (iv) if a restrictive legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC).

(r)

“Options” means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

(s)

“Permitted Project Financing” has the meaning given such term in the Purchase Agreement.

(t)

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(u)

“Principal Market” means the NYSE MKT or such other Trading Market where the Common Shares is then listed or quoted.

(v)

“Registrable Securities” has the meaning given such term in the Registration Rights Agreement.

(w)

“Registration Rights Agreement” means that certain registration rights agreement, dated as of the Original Issue Date, by and among the Company and the initial holders of Debentures, as may be amended from time to time

(x)

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights agreement and covering the resale of the Conversion Shares as provided in the Registration Rights Agreement.

(y)

“SEC” means the U.S. Securities and Exchange Commission or the successor thereto.

(z)

“Securities Act” means the U.S. Securities Act of 1933, as amended.

(aa)

“Subsidiary” means any subsidiary of the Company as set forth on Schedule 1.3(a)(vii) to the Purchase Agreement and shall also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

(bb)

“Trading Day” means any day on which the Common Shares is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares are then traded, provided that “Trading Day” shall not include any day on which the Common Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder.

(cc)

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, or the OTCQB over-the-counter bulletin board service maintained by OTC Markets Group Inc. (or any successors to any of the foregoing).

(dd)

“Transaction Documents” has the meaning given such term in the Purchase Agreement.

(ee)

“VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market for such security during the period beginning at 9:30:01 a.m., New York City time, and ending at 4:00:00 p.m., New York City time, as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York City time, and ending at 4:00:00 p.m., New York City time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest Closing Bid Price and the lowest Closing Sale Price of any of the market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc.  If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  All such determinations shall be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions during the relevant period..

(ff)

“Warrants” means the Warrants issued pursuant to the Purchase Agreement.

(gg)

“Warrant Share Delivery Date” has the meaning given such term in the Warrants.

(hh)

“Warrant Shares” has the meaning given such term in the Warrants.

20.

MAXIMUM PAYMENTS.  Nothing contained in this Debenture shall, or shall be deemed to, establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law.  In the event that the rate of interest required to be paid or other charges under this Debenture exceeds the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed as of the Original Issue Date set out above.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:
Name
Title

EXHIBIT B

FORM OF WARRANT

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.  THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

COMMON STOCK PURCHASE WARRANT

TANZANIAN ROYALTY EXPLORATION CORPORATION

Warrant Shares: ____________

Initial Exercise Date: ______, 2014

THIS COMMON STOCK PURCHASE WARRANT (the “Warrant”) certifies that, for value received, _____________ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) and on or prior to the close of business on the five year anniversary of the Initial Exercise Date (the “Termination Date”) but not thereafter, to subscribe for and purchase from Tanzanian Royalty Exploration Corporation, a company organized under the laws of Alberta, Canada (the “Company”), up to ______ shares (as subject to adjustment hereunder, the “Warrant Shares”) of the Company’s common stock, without par value per share (the “Common Stock”).  The purchase price of one Warrant Share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1.

Definitions.  Capitalized terms used and not otherwise defined herein shall have the meanings set forth in (i) that certain Securities Purchase Agreement (the “Purchase Agreement”), dated December 9, 2014, by and between the Company and the Holder, or (ii) that certain 8% Original Issue Discount Senior Convertible Debenture, dated December 9, 2014, by and between the Company and the Holder (the “Debenture”).

Section 2.

Exercise.

a)

Exercise of Warrant.  Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Company) of a duly executed facsimile copy of the Notice of Exercise in the form annexed hereto and within three (3) Trading Days of the date said Notice of Exercise is delivered to the Company, the Company shall have received payment of the aggregate Exercise Price of the Warrant Shares thereby purchased by wire transfer or cashier’s check drawn on a United States bank or, if available, pursuant to the cashless exercise procedure specified in Section 2(c) below. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required.  Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased.  The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

b)

Exercise Price.  The exercise price per Warrant Share of the Common Stock under this Warrant shall be $0.98, subject to adjustment hereunder (the “Exercise Price”).

c)

Cashless Exercise. If at any time after the six month anniversary of the date of the Purchase Agreement, there is no effective Registration Statement (as defined in the Registration Rights Agreement) registering, or no current prospectus available for, the resale of the Warrant Shares by the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

 (A) = the VWAP on the Trading Day immediately preceding the date on which Holder elects to exercise this Warrant by means of a “cashless exercise,” as set forth in the applicable Notice of Exercise;

(B) = the Exercise Price of this Warrant, as adjusted hereunder; and

(X) = the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

“VWAP” shall have the meaning set forth in the Debenture issued to the Holder pursuant to the Purchase Agreement.

d)

Mechanics of Exercise.

i.

Delivery of Warrant Shares Upon Exercise.  Warrant Shares purchased hereunder shall be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s prime broker with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective Registration Statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (B) the Warrant Shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 and without the requirement for the Company to be in compliance with current public information required under Rule 144, and otherwise by physical delivery to the address specified by the Holder in the Notice of Exercise by the date that is two (2) full Trading Days after the delivery to the Company of the Notice of Exercise (such date, the “Warrant Share Delivery Date”).  Any Notice of Exercise received by the Company after 4:00 p.m. on a Trading Day shall be deemed to have been received by the Company the following Trading Day.  The Warrant Shares shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares for all purposes, as of the date the Warrant has been exercised, with payment to the Company of the Exercise Price (or by cashless exercise, if permitted) and all taxes required to be paid by the Holder, if any, pursuant to Section 2(d)(vi) prior to the issuance of such Warrant Shares, having been paid.  If the Company fails for any reason to deliver to the Holder the Warrant Shares subject to a Notice of Exercise by the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Common Stock on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Warrant Share Delivery Date until such Warrant Shares are delivered or Holder rescinds such exercise.

ii.

Delivery of New Warrants Upon Exercise.  If this Warrant shall have been exercised in part, the Company shall, at the request of a

Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii.

Rescission Rights.  If the Company fails to cause the transfer agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

iv.

Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise.  In addition to any other rights available to the Holder, if the Company fails to cause the transfer agent to transmit to the Holder the Warrant Shares pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, shares (“Common Shares”) of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of Common Shares that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder.  For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Warrant Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss.  Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Warrant Shares upon exercise of the Warrant as required pursuant to the terms hereof.

v.

No Fractional Shares or Scrip.  No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant.  As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

vi.

Charges, Taxes and Expenses.  Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.  The Company shall pay all transfer agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares, if applicable.

vii.

Closing of Books.  The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

e)

Holder’s Exercise Limitations.  The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates shall include the number of Warrant Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Common Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates.  Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith.  To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation (as defined below), and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  For purposes of this Section 2(e), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Ontario Securities Commission or the Securities and Exchange Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the transfer agent setting forth the number of Common Shares outstanding.  Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates since the date as of which such number of outstanding Common Shares was reported.  The “Beneficial Ownership Limitation” shall include all of the following: (i) 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares issuable upon exercise of this Warrant calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder; (ii) 9.9% of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares issuable upon exercise of this Warrant calculated in accordance with Section 102 and 102.1 of Part XX of the Securities Act (Ontario); and (iii) 19.9% of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares upon exercise of this Warrant calculated in accordance with the definition of “Beneficial Ownership” in Section 1.1(e) of the Shareholder Rights Plan Agreement of the Company dated as of November 25, 2011, as amended or amended and restated from time to time.  The Holder, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership

Limitation in no event exceeds 19.9% of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Section 3.

Certain Adjustments.

a)

Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Warrant Shares issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding Common Shares into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding Common Shares into a smaller number of shares or (iv) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event, and the number of Warrant Shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged.  Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b)

Subsequent Equity Sales. If the Company or any Subsidiary thereof, as applicable, at any time while this Warrant is outstanding, shall sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Share Equivalents, at an effective price per share less than the Exercise Price then in effect (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”) (it being understood and agreed that if the holder of the Common Stock or Common Share Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive Common Shares at an effective price per share that is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive

Issuance at such effective price), then simultaneously with the consummation of each Dilutive Issuance the Exercise Price shall be reduced and only reduced to equal the Base Share Price and the number of Warrant Shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment.  Such adjustment shall be made whenever such Common Stock or Common Share Equivalents are issued.  Notwithstanding the foregoing, no adjustments shall be made, paid or issued under this Section 3(b) in respect of an exempt issuance pursuant to applicable securities laws.  The Company shall notify the Holder, in writing, no later than the Trading Day following the issuance or deemed issuance of any Common Stock or Common Share Equivalents subject to this Section 3(b), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the “Dilutive Issuance Notice”).  For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 3(b), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Warrant Shares based upon the Base Share Price regardless of whether the Holder accurately refers to the Base Share Price in the Notice of Exercise.

c)

Subsequent Rights Offerings.  If the Company, at any time while the Warrant is outstanding, shall issue rights, options or warrants to all holders of Common Stock entitling them to subscribe for or purchase Common Shares (the “Purchase Rights”), then, upon any exercise of this Warrant, the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights that the Holder could have acquired if the Holder had held the number of Warrant Shares issued upon such exercise of this Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Common Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

d)

Pro Rata Distributions.  If the Company, at any time while this Warrant is outstanding, shall distribute to all holders of Common Stock evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than the Common Stock (a “Distribution”), then, upon any exercise of this Warrant, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Warrant Shares issued upon such exercise of this Warrant immediately before the date on which a record is taken for such Warrant, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution ..

e)

Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) the Company’s board of directors gives its consent to a transaction whereby an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) acquires effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 50% of the voting securities of the Company  (other than by means of conversion or exercise of the Debentures and the Securities issued together with the Debentures), provided, this clause (iii) does not include an unsolicited takeover bid,  (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of Common Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Warrant Shares for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant).  For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction, purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction.  “Black Scholes Value” means the value of this Warrant based on the Black and Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, L.P. (“Bloomberg”) determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Warrant Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

f)

Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding treasury shares, if any) issued and outstanding.

g)

Notice to Holder.

i.

Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly mail to the Holder a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

ii.

Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register (as defined below) of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.  To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a report on Form 6-K.  The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice  except as may otherwise be expressly set forth herein.

Section 4.

Transfer of Warrant.

a)

Transferability.  Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof and to the provisions of the Purchase Agreement, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer.  Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled.  Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date the Holder delivers an assignment form to the Company assigning this Warrant in full.  The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b)

New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney.  Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Initial Exercise Date and identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

c)

Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time.  The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

d)

Transfer Restrictions. If , at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, comply with the provisions of the Purchase Agreement.

e)

Representation by the Holder.  The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5.

Miscellaneous.

a)

No Rights as Stockholder Until Exercise.  This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3.

b)

Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

c)

Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

d)

Authorized Shares.  The Company covenants that, during the period this Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant.  The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant.  The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Stock may be listed.  The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment.  Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e)

Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

f)

Restrictions.  The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

g)

Nonwaiver and Expenses.  No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies, notwithstanding the fact that all rights hereunder terminate on the Termination Date.  If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h)

Notices.  Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

i)

Limitation of Liability.  No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j)

Remedies.  The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant.  The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k)

Successors and Assigns.  Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder.  The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder.

l)

Amendment.  This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

m)

Severability.  Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n)

Headings.  The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

TANZANIAN ROYALTY EXPLORATION CORPORATION
By:__________________________________________ Name: Title:

NOTICE OF EXERCISE

TO:

TANZANIAN ROYALTY CORPORATION

(1)

The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)

Payment shall take the form of (check applicable box):

[  ] in lawful money of the United States; or

[ ] if permitted the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3)

Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

_______________________________

The Warrant Shares shall be delivered to the following DWAC Account Number:

_______________________________

_______________________________

_______________________________

(4)  Accredited Investor.  The undersigned is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

[SIGNATURE OF HOLDER]

Name of Investing Entity:
Signature of Authorized Signatory of Investing Entity:
Name of Authorized Signatory:
Title of Authorized Signatory:
Date:

EXHIBIT B

ASSIGNMENT FORM

 (To assign the foregoing Warrant, execute this form and supply required information.  Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)
Address:
(Please Print)
Dated:
Holder’s Signature:
Holder’s Address

EXHIBIT C

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is made and entered into as of December 9, 2014, between Tanzanian Royalty Corporation, a company organized under the laws of Alberta, Canada (the “Company”), and <Name Redacted> (the “Purchaser”).

               This Agreement is made pursuant to the Securities Purchase Agreement, dated as of the date hereof, by and between the Company and the Purchaser (the “Purchase Agreement”).

               The Company and the Purchaser hereby agree as follows:

        1.

Definitions. Capitalized terms used and not otherwise defined herein that are defined in the Purchase Agreement shall have the meanings set forth in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

            “Advice” shall have the meaning set forth in Section 6(d).

“Debentures” means, with respect to any Registrable Securities which may be required to be registered hereunder, the 8% Original Issue Discount Senior Convertible Debentures of the Company representing the maximum aggregate principal amount of $15,000,000 which may be issued and sold under the Purchase Agreement.

“Effectiveness Date” means, with respect to the Initial Registration Statement required to be filed hereunder, the 120th calendar day following the Initial Closing Date and with respect to any additional Registration Statements which may be required pursuant to Section 3(c), the 30th calendar day following the date on which an additional Registration Statement is required to be filed hereunder; provided, however, that in the event the Company is notified by the Commission that one or more of the above Registration Statements will not be reviewed or is no longer subject to further review and comments, the Effectiveness Date as to such Registration Statement shall be the fifth Trading Day following the date on which the Company is so notified if such date precedes the dates otherwise required above; provided, further, if such Effectiveness Date falls on a day that is not a Trading Day, then the Effectiveness Date shall be the next succeeding Trading Day.

“Effectiveness Period” shall have the meaning set forth in Section 2(a).

“Event” shall have the meaning set forth in Section 2(b)(b).

“Event Date” shall have the meaning set forth in Section 2(b)(b).

“Filing Date” means, with respect to the Initial Registration Statement required hereunder, the 45th calendar day following the Initial Closing Date and, with respect to any additional Registration Statements which may be required pursuant to Section 3(c), the earliest practical date on which the Company is permitted by SEC Guidance to file such additional Registration Statement related to the Registrable Securities.

“Filing Failure Event” shall have the meaning set forth in Section 2(b)(a).

“Filing Failure Event Date” shall have the meaning set forth in Section 2(b)(a).

“Holder” or “Holders” means the holder or holders, as the case may be, from time to time of Registrable Securities.

“Indemnified Party” shall have the meaning set forth in Section 5(c).

“Indemnifying Party” shall have the meaning set forth in Section 5(c).

“Initial Registration Statement” means the initial Registration Statement filed pursuant to this Agreement.

“Losses” shall have the meaning set forth in Section 5(a).

“Plan of Distribution” shall have the meaning set forth in Section 2(a).

“Prospectus” means the prospectus included in a Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Registrable Securities” means, as of any date of determination, (a) all of the Common Shares then issued and issuable upon conversion in full of the Debentures (assuming on such date the Debentures are converted in full without regard to any conversion limitations therein), (b) all Common Shares issued and issuable as interest or principal on the Debentures assuming all permissible interest and principal payments are made in Common Shares and the Debentures are held until maturity, (c) all Stock Payment Shares, (d) all Warrant Shares then issued and issuable upon exercise of the Warrants (assuming on such date the Warrants are exercised in full without regard to any exercise limitations therein), (d) any additional Common Shares issued and issuable in connection with any anti-dilution provisions in the Debentures or the Warrants (in each case, without giving effect to any limitations on conversion set forth in the Debentures or limitations on exercise set forth in the Warrants) and issuable upon any redemption of the Debentures and (e) any securities issued or then issuable upon any stock split, dividend or other distribution,  recapitalization or similar event with respect to the foregoing; provided, however, that any such Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) for so long as (a) a Registration Statement with respect to the sale of such Registrable Securities is declared effective by the Commission under the Securities Act and such Registrable Securities have been disposed of by the Holder in accordance with such effective Registration Statement, or (b) such Registrable Securities have been previously sold in accordance with Rule 144.

“Registration Statement” means any registration statement required to be filed hereunder pursuant to Section 2(a) and any additional registration statements contemplated by Section 3(c), including (in each case) the Prospectus, amendments and supplements to any such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in any such registration statement.

 “Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Selling Stockholder Questionnaire” shall have the meaning set forth in Section 3(a).

“SEC Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.

        2.

Shelf Registration.

(a)

On or prior to each Filing Date, the Company shall prepare and file with the Commission a Registration Statement covering the resale in the United States of all of the Registrable Securities that are not then registered on an effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415. For purposes hereof, such Registration Statement shall include at least such number of Common Shares as is equal to the sum of (x) 300% of the number of Common Shares issuable upon a conversion in full of the Debentures on the Filing Date and (y) 110% of the number of shares issuable upon an exercise in full of the Warrants, in each case, as of the date of filing of such Registration Statement.  Each Registration Statement filed hereunder shall be on Form F-3 (except if the Company is not then eligible to register for resale in the United States the Registrable Securities or Form F-3, in which case such registration shall be on Form F-1, and if the Company is not then eligible to use Form F-1, Form S-1 or Form S-3 or another appropriate form in accordance herewith) and shall contain (unless otherwise directed by at least 85% in interest of the Holders) substantially the “Plan of Distribution” attached hereto as Annex A; provided, however, that no Holder shall be required to be named as an “underwriter” without such Holder’s express prior written consent.  Subject to the terms of this Agreement, the Company shall use its best efforts to cause a Registration Statement filed under this Agreement (including, without limitation, under Section 3(c)) to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event no later than the applicable Effectiveness Date, and shall use its best efforts to keep such Registration Statement continuously effective under the Securities Act until the date that all Registrable Securities covered by such Registration Statement have been sold, thereunder or pursuant to Rule 144 (the “Effectiveness Period”).  The Company may request acceleration of effectiveness of a Registration Statement as of 5:00 p.m. Eastern Time on a Trading Day.    The Company shall promptly notify the Holders via facsimile or by e-mail of the effectiveness of a Registration Statement.  The Company shall, by 9:30 a.m. Eastern Time on the second Trading Day after the effective date of such Registration Statement, file a final Prospectus with the Commission as required by Rule 424.  Failure to so notify the Holder within one (1) Trading Day of such notification of effectiveness or failure to promptly file a final Prospectus as foresaid shall be deemed an Event under Section 2(b).

(b)

Liquidated Damages.

(1)

If: (i) the Initial Registration Statement is not filed on or prior to its Filing Date (if the Company files the Initial Registration Statement without affording the Holders the opportunity to review and comment on the same as required by Section 3(a) herein, the Company shall be deemed to have not satisfied this clause (i)) (each such failure, a “Filing Failure Event” and the date on which such Filing Event occurs, the “Filing Failure Event Date”) or (ii) a Registration Statement registering for resale in the United

States all of the Registrable Securities is not declared effective by the Commission by the Effectiveness Date of the Initial Registration Statement (each such failure, an “Effectiveness Failure Event” and the date on which such Effectiveness Failure Event occurs, the “Effectiveness Failure Event Date”), then, in addition to any other rights the Holders may have hereunder or under applicable law, (X) on each such Filing Failure Event Date and on each trading  day following such Filing Failure Event Date (if the applicable Filing Failure Event shall not have been cured by such date) until the earlier of (x) 180 days following the date hereof or (y) the date the applicable Filing Failure Event is cured, the Company shall pay to each Holder an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of 0.1% multiplied by the then outstanding Principal Amount in Debentures held by such Holder, in connection with a Filing Failure Event under clause (i), and (Y) on each such Effectiveness Failure Event Date and on each trading  day following such Effectiveness Failure Event Date (if the applicable Effectiveness Failure Event shall not have been cured by such date) until the earlier of (x) 180 days following the date hereof or (y) the date the applicable Effectiveness Failure Event is cured, the Company shall pay to each Holder an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of 0.1% multiplied by the then outstanding Principal Amount in Debentures held by such Holder, in connection with an Effectiveness Failure Event under clause (ii).

(2)

If (i) the Company fails to file with the Commission a request for acceleration of a Registration Statement in accordance with Rule 461 promulgated by the Commission pursuant to the Securities Act, within five Trading Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review, or (ii) prior to the effective date of a Registration Statement, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such Registration Statement within ten (10) calendar days after the receipt of comments by or notice from the Commission that such amendment is required in order for such Registration Statement to be declared effective, or (iii) after the effective date of a Registration Statement, such Registration Statement ceases for any reason to remain continuously effective as to all Registrable Securities included in such Registration Statement, or the Holders are otherwise not permitted to utilize the Prospectus therein to resell such Registrable Securities, for more than ten (10) consecutive calendar days or more than an aggregate of fifteen (15) calendar days (which need not be consecutive calendar days) during any 12-month period (any such failure or breach being referred to as an “Event”, and for purposes of clause (i) the date on which such five (5) Trading Day period is exceeded, and for purpose of clause (ii) the date which such ten (10) calendar day period is exceeded, and for purpose of clause (iii) the date on which such ten (10) or fifteen (15) calendar day period, as applicable, is exceeded being referred to as “Event Date”), then, in addition to any other rights the Holders may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Holder an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of 0.10% multiplied by the aggregate Principal Amount of Debentures held by such Holder pursuant to the Purchase Agreement. The partial liquidated damages pursuant to the terms hereof shall apply on a daily pro rata basis for any portion of a month prior to the cure of an Event.

(3)

If the Company fails to pay any partial liquidated damages pursuant to this Section in full within seven days after the date payable, the Company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Holder, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.

3.

Registration Procedures.

               In connection with the Company’s registration obligations hereunder, the Company shall:

(a)

Not less than five (5) Trading Days prior to the filing of each Registration Statement and not less than one (1) Trading Day prior to the filing of any related Prospectus or any amendment or supplement thereto (including any document that would be incorporated or deemed to be incorporated therein by reference), the Company shall (i) furnish to each Holder, or counsel to each such Holder as directed by the Holder, copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the review of such Holders, and (ii) cause its officers and directors, counsel and independent registered public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel to each Holder, to conduct a reasonable investigation within the meaning of the Securities Act.  The Company shall not file a Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holders of a majority of the Registrable Securities shall reasonably object in good faith, provided that, the Company is notified of such objection in writing no later than five (5) Trading Days after the Holders have been so furnished copies of a Registration Statement or one (1) Trading Day after the Holders have been so furnished copies of any related Prospectus or amendments or supplements thereto. Notwithstanding anything herein to the contrary, in the event the Holders or their counsel request changes to the provided Registration Statement or a majority of Holders have either rejected or failed to consent to the filing of the Registration Statement, the Company shall not be deemed to be in default of any filing deadlines hereunder, which may lapse.

(b)

(i) Prepare and file with the Commission such amendments, including post-effective amendments, to a Registration Statement and the Prospectus used in connection therewith as may be necessary to keep a Registration Statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale in the United States under the Securities Act all of the Registrable Securities, (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and to be filed pursuant to Rule 424 as so supplemented or amended, (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to a Registration Statement or any amendment thereto and provide as promptly as reasonably possible to the Holders true and complete copies of all correspondence from and to the Commission relating to a Registration Statement (provided that, the Company shall excise any information contained therein which would constitute material non-public information regarding the Company or any of its Subsidiaries), and (iv) comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by a Registration Statement during the applicable period in accordance (subject to the terms of this Agreement) with the intended methods of disposition by the Holders thereof set forth in such Registration Statement as so amended or in such Prospectus as so supplemented.

(c)

If during the Effectiveness Period, the number of Common Shares then registered in a Registration Statement is less than the sum of (x) 300% of the number of Common Shares then issuable upon a conversion in full of the Debentures on the Filing Date and (y) 110% of the number of shares then issuable upon an exercise in full of the Warrants, then the Company shall file as soon as reasonably practicable, but in any case prior to the applicable Filing Date, an additional Registration Statement covering the resale in the United States by the Holders of not less than the number of such Registrable Securities.

(d)

Notify the Holders of Registrable Securities to be sold (which notice shall, pursuant to clauses (iii) through (vi) hereof, be accompanied by an instruction to suspend the use of the Prospectus until the requisite changes have been made) as promptly as reasonably possible (and, in the case of (i)(A) below, not less than one (1) Trading Day prior to such filing) and (if requested by any such Person) confirm such notice in writing no later than one (1) Trading Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed, (B) when the Commission notifies the Company whether there will be a “review” of such Registration Statement and whenever the Commission comments in writing on such Registration Statement, and (C) with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information, (iii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose, (v) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in a Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to a Registration Statement, Prospectus or other documents so that, in the case of a Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (vi) of the occurrence or existence of any pending corporate development with respect to the Company that the Company believes may be material and that, in the determination of the Company, makes it not in the best interest of the Company to allow continued availability of a Registration Statement or Prospectus, provided, however, in no event shall any such notice contain any information which would constitute material, non-public information regarding the Company or any of its Subsidiaries.

(e)

Use its best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order stopping or suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

(f)

Furnish to each Holder, without charge, at least one conformed copy of each such Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference to the extent requested by such Person, and all exhibits to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission; provided, that any such item which is available on the EDGAR system (or successor thereto) need not be furnished in physical form.

(g)

Subject to the terms of this Agreement, the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto, except after the giving of any notice pursuant to Section 3(d).

(h)

 Prior to any resale of Registrable Securities by a Holder, use its commercially reasonable efforts to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from the Registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by each Registration Statement; provided, that, the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.

(i)

If requested by a Holder, cooperate with such Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates shall be free, to the extent permitted by the Purchase Agreement, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holder may request.

(j)

Upon the occurrence of any event contemplated by Section 3(d), as promptly as reasonably possible under the circumstances taking into account the Company’s good faith assessment of any adverse consequences to the Company and its stockholders of the premature disclosure of such event, prepare a supplement or amendment, including a post-effective amendment, to a Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither a Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  If the Company notifies the Holders in accordance with clauses (iii) through (vi) of Section 3(d) above to suspend the use of any Prospectus until the requisite changes to such Prospectus have been made, then the Holders shall suspend use of such Prospectus.  The Company will use its best efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable.  The

Company shall be entitled to exercise its right under this Section 3(j) to suspend the availability of a Registration Statement and Prospectus, subject to the payment of partial liquidated damages otherwise required pursuant to Section 2(b), for a period not to exceed 60 calendar days (which need not be consecutive days) in any 12-month period.

(k)

Otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final Prospectus, including any supplement or amendment thereof, with the Commission pursuant to Rule 424 under the Securities Act, promptly inform the Holders in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Holders are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder.

(l)

The Company shall use its best efforts to maintain eligibility for use of Form F-3 (or any successor form thereto) for the registration of the resale of Registrable Securities in the United States.

        4.

Registration Expenses. All fees and expenses incident to the performance of or compliance with, this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses of the Company’s counsel and independent registered public accountants) (A) with respect to filings made with the Commission, (B) with respect to filings required to be made with any Trading Market on which the Common Stock is then listed for trading, and (C) in compliance with applicable state securities or Blue Sky laws reasonably agreed to by the Company in writing (including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement.  In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder.  In no event shall the Company be responsible for any broker or similar commissions of any Holder or, except to the extent provided for in the Transaction Documents, any legal fees or other costs of the Holders.

        5.

Indemnification.

(a)

Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, members, partners, agents, brokers (including brokers who offer and sell Registrable Securities as principal as a result of a pledge or any failure to perform under a margin call of Common Stock), investment advisors and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, stockholders, partners, agents and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, arising out of or relating to (1) any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (2) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement, except to the extent, but only to the extent, that (i) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement, such Prospectus or in any amendment or supplement thereto (it being understood that the Holder has approved Annex A hereto for this purpose) or (ii) in the case of an occurrence of an event of the type specified in Section 3(d)(iii)-(vi), the use by such Holder of an outdated, defective or otherwise unavailable Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated, defective or otherwise unavailable for use by such Holder and prior to the receipt by such Holder of the Advice contemplated in Section 6(d), but only if and to the extent that following the receipt of the Advice the misstatement or omission giving rise to such Loss would have been corrected.  The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified person and shall survive the transfer of any Registrable Securities by any of the Holders in accordance with Section 6(h).

(b)

Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, to the extent arising out of or based solely upon: any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading (i) to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company expressly for inclusion in such Registration Statement or such Prospectus or (ii) to the extent, but only to the extent, that such information relates to such Holder’s information provided in the Selling Stockholder Questionnaire or the proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement (it being understood that the Holder has approved Annex A hereto for this purpose), such Prospectus or in any amendment or supplement thereto or (iii) in the case of an occurrence of an event of the type specified in Section 3(d)(iii)-(vi), to the extent, but only to the extent, related to the use by such Holder of an outdated, defective or otherwise unavailable Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated, defective or otherwise unavailable for use by such Holder and prior to the receipt by such Holder of the Advice contemplated in Section 6(d), but only if and to the extent that following the receipt of the Advice the misstatement or omission giving rise to such Loss would have been corrected.  In no event shall the liability of a selling Holder be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Holder in connection with any claim relating to this Section 5 and the amount of any damages such Holder has otherwise been required to pay by reason of such untrue statement or omission) received by such Holder upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

(c)

Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that, the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have materially and adversely prejudiced the Indemnifying Party.

               An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless:  (1) the Indemnifying Party has agreed in writing to pay such fees and expenses, (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding, or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and counsel to the Indemnified Party shall reasonably believe that a material conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable fees and expenses of no more than one separate counsel shall be at the expense of the Indemnifying Party).  The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed.  No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

               Subject to the terms of this Agreement, all reasonable fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten Trading Days of written notice thereof to the Indemnifying Party; provided, that, the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) not to be entitled to indemnification hereunder.

(d)

Contribution. If the indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission.  The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in this Agreement, any reasonable attorneys’ or other fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

               The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph.  In no event shall the contribution obligation of a Holder of Registrable Securities be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Holder in connection with any claim relating to this Section 5 and the amount of any damages such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

        6.

Miscellaneous.

(a)

Remedies.  In the event of a breach by the Company or by a Holder of any of their respective obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement.  Each of the Company and each Holder agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall not assert or shall waive the defense that a remedy at law would be adequate.

(b)

No Piggyback on Registrations; Prohibition on Filing Other Registration Statements.  Except as set forth on Schedule 6(b) attached hereto, neither the Company nor any of its security holders (other than the Holders in such capacity pursuant hereto) may include securities of the Company in any Registration Statements other than the Registrable Securities.  The Company shall not file any other registration statements until all Registrable Securities are registered pursuant to a Registration Statement that is declared effective by the Commission, provided that this Section 6(b) shall not prohibit the Company from filing amendments to registration statements filed prior to the date of this Agreement.

(c)

Discontinued Disposition.  By its acquisition of Registrable Securities, each Holder agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(d)(iii) through (vi), such Holder will forthwith discontinue disposition of such Registrable Securities under a Registration Statement until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus (as it may have been supplemented or amended) may be resumed.  The Company will use its best efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable.  The Company agrees and acknowledges that any periods during which the Holder is required to discontinue the disposition of the Registrable Securities hereunder shall be subject to the provisions of Section 2(b).

(d)

Piggy-Back Registrations. If, at any time during the Effectiveness Period, there is not an effective Registration Statement covering all of the Registrable Securities and the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities (other than on Form S-4, Form F-4, Form F-7, Form F-8 or Form S-8 (each as promulgated under the Securities Act)); provided, however, that the Company shall not be required to register any Registrable Securities pursuant to this Section 6(d) that are eligible for resale pursuant to Rule 144 (without volume restrictions or current public information requirements) promulgated by the Commission pursuant to the Securities Act or that are the subject of a then effective Registration Statement that is available for resales or other dispositions by such Holder.

(e)

Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Purchaser.  If a Registration Statement does not register all of the Registrable Securities pursuant to a waiver or amendment done in compliance with the previous sentence, then the number of Registrable Securities to be registered for each Holder shall be reduced pro rata among all Holders and each Holder shall have the right to designate which of its Registrable Securities shall be omitted from such Registration Statement. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

(f)

Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Purchase Agreement.

(g)

Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. The Company may not assign (except by merger) its rights or obligations hereunder without the prior written consent of all of the Holders of the then outstanding Registrable Securities.  Each Holder may assign their respective rights hereunder in the manner and to the Persons as permitted under Section 6.7 of the Purchase Agreement.

(h)

No Inconsistent Agreements. Neither the Company nor any of its Subsidiaries has entered, as of the date hereof, nor shall the Company or any of its Subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof.  Except as set forth on Schedule 6(h), neither the Company nor any of its Subsidiaries has previously entered into any agreement granting any registration rights with respect to any of its securities to any Person that have not been satisfied in full.

(i)

Execution and Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

(j)

Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Purchase Agreement.

(k)

Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any other remedies provided by law.

(l)

Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(m)

Headings. The headings in this Agreement are for convenience only, do not constitute a part of the Agreement and shall not be deemed to limit or affect any of the provisions hereof.

********************

6.16.

(Signature Pages Follow)

               IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date first written above.

TANZANIAN ROYALTY EXPLORATION CORPORATION
By:
Name:
Title:

<Name Redacted>
By:
Name:
Title:

Annex A

Plan of Distribution

Each Selling Stockholder (the “Selling Stockholders”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the NYSE MKT LLC, the Toronto Stock Exchange or any other stock exchange, market or trading facility on which the securities are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A Selling Stockholder may use any one or more of the following methods when selling securities:

•

ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•

block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•

an exchange distribution in accordance with the rules of the applicable exchange;

•

privately negotiated transactions;

•

settlement of short sales;

•

in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•

through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•

a combination of any such methods of sale; or

•

any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume.  The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.  The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities.  The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The Selling Stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect and (ii) the date on which all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in

Regulation M, prior to the commencement of the distribution.  In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person.  We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

EXHIBIT D

ESCROW AGREEMENT

THIS ESCROW AGREEMENT dated as of December 9, 2014 (the “Escrow Agreement”), is entered into by and among Tanzanian Royalty Exploration Corporation, a company organized under the laws of Alberta, Canada (the “Company”), <Name Redacted>, a Cayman Islands exempted company (“<Name Redacted>,” and together with the Company, the “Parties,” and each individually, a “Party”), as holder of certain 8% Original Issue Discount Senior Convertible Debentures of the Company in the aggregate principal amount of up to $15,000,000 (collectively, the “Debentures”) and certain Common Stock Purchase Warrants (the “Warrants”) and Wells Fargo Bank, National Association, a national banking association, as escrow agent (“Escrow Agent”).

RECITALS

A.

The Company and <Name Redacted> entered into that certain Securities Purchase Agreement dated as of December 9, 2014 (the “Purchase Agreement”), pursuant to which the Company agreed to sell, and <Name Redacted> agreed to purchase, the Debentures and Warrants for aggregate consideration of up to $13,800,000 (the “Purchase Price”). Capitalized terms used herein that are not defined shall have the meanings set forth in the Purchase Agreement.

B.

The Purchase Agreement requires that a certain portion of the Purchase Price described herein (the “Escrow Amount”) be deposited into an escrow account (the “Escrow Account”) with Escrow Agent for the benefit of <Name Redacted> as further described herein, for distribution to either the Company or to <Name Redacted>, upon the occurrence of certain conditions set forth in the Purchase Agreement and herein.

C.

The Parties agree to place the Escrow Amount in escrow and the Escrow Agent agrees to hold and distribute such funds in accordance with the terms of this Escrow Agreement.

D.

The Parties hereto acknowledge that the Escrow Agent is not a party to, is not bound by, and has no duties or obligations under, the Purchase Agreement, the Debentures, the Warrants or other Transaction Documents, that all references in this Escrow Agreement to the Debentures or the Warrants are for convenience, and that the Escrow Agent shall have no implied duties beyond the express duties set forth in this Escrow Agreement.

In consideration of the promises and agreements of the Parties and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties and the Escrow Agent agree as follows:

ARTICLE 1

ESCROW DEPOSIT

1.1

Receipt of Escrow Property.

(a)

Upon the Initial Closing, <Name Redacted> shall deliver or cause to be delivered to the Escrow Agent the amount of $9,115,000 (the “Initial Escrow Property”) in immediately available funds.

(b)

Upon the Final Closing (if any), <Name Redacted> shall deliver or cause to be delivered to the Escrow Agent the amount of $3,600,000 (the “Final Escrow Property” and together with the Initial Escrow Property, the “Escrow Property”) in immediately available funds.

(c)

<Name Redacted> shall retain beneficial ownership of the Escrow Property, and the Company shall have no legal or equitable title to such Escrow Property, unless and until <Name Redacted> submits a disbursement notice pursuant to Section 1.3 hereof providing for the disbursement of funds to the Company, at which time beneficial ownership of the Escrow Property in an amount equal to the amount set forth in the disbursement notice shall be transferred to the Company. For the avoidance of doubt, after any amount set forth in any disbursement notice is transferred to the Company, <Name Redacted> shall continue to retain beneficial ownership of the remaining balance of the Escrow Property in the Escrow Account.

1.2

Investments.

(a)

The Escrow Agent is authorized and directed to deposit, transfer, hold and invest the Escrow Property and any investment income thereon as set forth in Exhibit A hereto, or as set forth in any subsequent written instruction signed by the Parties. Any investment earnings and income on the Escrow Property shall become part of the Escrow Property, and shall be disbursed in accordance with Section 1.3 or Section 1.5 of this Escrow Agreement.

(b)

The Escrow Agent is hereby authorized and directed to sell or redeem any such investments as it deems necessary to make any payments or distributions required under this Escrow Agreement. The Escrow Agent shall have no responsibility or liability for any loss which may result from any investment or sale of investment made pursuant to this Escrow Agreement; provided that the Escrow Agent has invested the Escrow Property in accordance with Exhibit A, or as set forth in any subsequent written instruction signed by the Parties. The Escrow Agent is hereby authorized, in making or disposing of any investment permitted by this Escrow Agreement, to deal with itself (in its individual capacity) or with any one or more of its affiliates, whether it or any such affiliate is acting as agent of the Escrow Agent or for any third person or dealing as principal for its own account. The Parties acknowledge that the Escrow Agent is not providing investment supervision, recommendations, or advice.

1.3

Disbursements.

(a)

Subject to subsection (d) below, the Escrow Agent shall hold the Escrow Property and all interest accrued thereon and shall dispose of the same only in accordance with the following provisions:

(i)

Upon receipt of a written notice from <Name Redacted> that the events described in Section 1.8(b) of the Purchase Agreement have occurred, the Escrow Agent shall deliver to <Name Redacted> cash equal to the remaining balance of the Escrow Property (including any accrued interest);

(ii)

Upon receipt of a joint written notice from <Name Redacted> and the Company that the events described in Section 1.8(c) of the Purchase Agreement have occurred, the Escrow Agent shall deliver to the Company cash equal to the Release Amount, which Release Amount shall be specified in such joint written notice;

(iii)

upon receipt of a joint written notice from the Company and <Name Redacted> that the Company is entitled to the First Milestone Monthly Allowance in accordance with Section 1.6 of the Purchase Agreement, the Escrow Agent shall deliver the First Milestone Monthly Allowance to the Company, which is cash equal to $500,000 or if the balance on deposit in the Escrow Account is less than $500,000 (including any accrued interest) such lesser amount;

(iv)

upon receipt of a joint written notice from the Company and <Name Redacted> that the Company is entitled to the Second Milestone Monthly Allowance in accordance with Section 1.4. of the Purchase Agreement, the Escrow Agent shall deliver the Second Milestone Monthly Allowance to the Company, which is cash equal to $250,000 or if the balance on deposit in the Escrow Account is less than $250,000 (including any accrued interest) such lesser amount;

(v)

upon receipt of a written notice from <Name Redacted> stating (1) that the Company failed to pay when due the cash portion of the Holder Redemption Amount (as defined in the Debenture) under Section 5(a) – (f) of the Debenture and/or the Stock Replacement Payment (as defined in the Debenture) and (2) the dollar amount thereof, the Escrow Agent shall deliver to <Name Redacted> cash equal to the lesser of such amount and the remaining balance of the Escrow Property (including any accrued interest);

(vi)

upon receipt of a written notice from <Name Redacted> stating (1) that the Company failed to pay when due cash payments due under Sections 1(d), 5(g) or 5(h) of the Debenture and (2) the dollar amount thereof, the Escrow Agent shall deliver to <Name Redacted> cash equal to the lesser of such amount and the remaining balance of the Escrow Property (including any accrued interest);

(vii)

upon receipt of a written notice from <Name Redacted> that <Name Redacted> has exercised its right under Section 1.6(f) of the Purchase Agreement to require the Company to use the remaining balance of the Escrow Property to prepay a corresponding amount of the Debentures that is then outstanding, the Escrow Agent shall deliver to <Name Redacted> cash equal to the remaining balance of the Escrow Property (including any accrued interest);

(viii)

upon receipt of a written notice from <Name Redacted> that <Name Redacted> has exercised its right under Section 1.7 of the Purchase Agreement to require the Company to use the remaining balance of the Escrow Property to prepay a corresponding amount of the Debentures that is then outstanding, the Escrow Agent shall deliver to <Name

Redacted> cash equal to the remaining balance of the Escrow Property (including any accrued interest);

(ix)

upon receipt of a written notice from <Name Redacted> that (1) that an Event of Default has occurred and is continuing under the Debentures, (2) identifying each Debenture held by <Name Redacted> (each an “Accelerated Debenture” and together the “Accelerated Debentures”) for which all amounts due thereunder (including accrued and unpaid interest, fees or charges) have been declared due and payable, and (3) stating the aggregate amount due and payable under the Accelerated Debentures (including interest, fees and charges), the Escrow Agent shall deliver to <Name Redacted> cash equal to the lesser of the remaining Escrow Property (including any accrued interest) and the amount due and payable under the Accelerated Debentures;

(x)

upon receipt of a written notice from the Company stating (1) that no amounts are presently due and owing to <Name Redacted> under the Debenture and (2) the aggregate outstanding principal amount of the Debenture plus accrued and unpaid interest thereon and all other amounts due and owing to <Name Redacted> under the Transaction Documents as of the date of the notice (the “Outstanding Amounts”) is less than the balance of the Escrow Property, the Escrow Agent shall deliver to the Company cash equal to the difference between the remaining balance of the Escrow Property (including any accrued interest) and the Outstanding Amounts; and

(xi)

upon a joint written direction signed by the Parties, the Escrow Agent shall disburse the Escrow Property, or the appropriate portion thereof, in accordance with the written direction.

(b)

Any notice given by a Party to the Escrow Agent under subsection (a) above shall include the relevant dollar amount related to that notice and shall also be given to the other Party simultaneously and by the same means of delivery.

(c)

The Escrow Agent’s sole duty is to accept notice under subsection (a) and shall have no duty to determine nor shall be liable to ascertain the validity of the claims of <Name Redacted> or the Company under subsection (a). In any case under subsection (a) in which Escrow Agent is to receive instructions to release, the Escrow Agent shall be entitled to entirely rely on such instructions with no responsibility to calculate or confirm amounts or percentages to release.

(d)

The Escrow Agent shall disburse any Escrow Property eight (8) business days after receiving notice under subsection (a) unless it receives written notice pursuant to Subsection (e) hereto, upon which subsection (e) shall govern.

(e)

To the extent that the non-requesting Party objects in good faith to any request for payment, such Party must deliver a written objection notice, stating the basis for such objection, to the Escrow Agent and the other Party within five (5) business days after receipt of the notice requesting payment and such objection shall be resolved in accordance with Section 3.5 hereof.

(f)

The Escrow Agent shall deliver the applicable portion of the Escrow Property at the election of the Party entitled to receive the same by (i) a good, unendorsed check of Escrow Agent payable to the order of such Party, or (ii) a bank wire transfer to an account designated by such Party.

1.4

Security Procedures for Funds Transfers.  The Escrow Agent shall confirm each funds transfer instruction received in the name of a Party by means of the security procedure selected by such Party and communicated to the Escrow Agent through a signed certificate in the form of Exhibit B-1 or Exhibit B-2 attached hereto, which upon receipt by the Escrow Agent shall become a part of this Escrow Agreement.  Once delivered to the Escrow Agent, Exhibit B-1 or Exhibit B-2 may be revised or rescinded only by a writing signed by an authorized representative of the Party.  Such revisions or rescissions shall be effective only after actual receipt and following such period of time as may be necessary to afford the Escrow Agent a reasonable opportunity to act on it.  If a revised Exhibit B-1 or B-2 or a rescission of an existing Exhibit B-1 or B-2 is delivered to the Escrow Agent by an entity that is a successor-in-interest to such Party, such document shall be accompanied by additional documentation satisfactory to the Escrow Agent showing that such entity has succeeded to the rights and responsibilities of the Party under this Escrow Agreement.  The Parties understand that the Escrow Agent’s inability to receive or confirm funds transfer instructions pursuant to the security procedure selected by such Party may result in a delay in accomplishing such funds transfer, and agree that the Escrow Agent shall not be liable for any loss caused by any such delay.

1.5

Income Tax Allocation and Reporting.

(a)

The Parties agree that, for tax reporting purposes, all interest and other income from investment of the Escrow Property shall, as of the end of each calendar year and to the extent required by the Internal Revenue Service, be reported as having been earned by <Name Redacted> whether or not such income was disbursed during such calendar year. The parties agree and acknowledge that the Escrow Agent shall not be considered the “Payer”, “Withholding Agent”, “Middleman” or “Broker” as defined in Chapters 3, 4, 24 and 61 of the Internal Revenue Code (“IRC”), Title 26, United States Code, with respect to the disbursement of funds from the Escrow Account to either the Company or <Name Redacted>.  <Name Redacted>, if applicable, will produce any required 1099 reporting that is required under IRC Section 6045 for the disbursement of the funds.

(b)

Prior to closing, the Parties shall provide the Escrow Agent with certified tax identification numbers by furnishing appropriate forms W-9 or W-8 and such other forms and documents that the Escrow Agent may request. The Parties understand that if such tax reporting documentation is not provided and certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, to withhold a portion of any interest or other income earned on the investment of the Escrow Property.

(c)

To the extent that the Escrow Agent becomes liable for the payment of any taxes in respect of income derived from the investment of the Escrow Property, the Escrow Agent shall satisfy such liability to the extent possible from the Escrow Property. The Company Parties, jointly and severally, shall indemnify, defend and hold the Escrow Agent harmless from and against any tax, late payment, interest, penalty or other cost or expense that may be assessed against the Escrow Agent on or with respect to the Escrow Property and the investment thereof unless such tax, late payment, interest, penalty or other expense was directly caused by the gross negligence or willful misconduct of the Escrow Agent. The indemnification provided by this Section 1.4(c) is in addition to the indemnification provided in Section 3.1 and shall survive the resignation or removal of the Escrow Agent and the termination of this Escrow Agreement.

1.6.

Termination. Upon the earlier of (i) December __, 2016, and (ii) disbursement of all of the Escrow Property, including any interest and investment earnings thereon, this Escrow Agreement shall terminate and be of no further force and effect except that the provisions of Sections 1.5, 3.1 and 3.2 hereof shall survive termination.

ARTICLE 2

DUTIES OF THE ESCROW AGENT

2.1.

Scope of Responsibility. Notwithstanding any provision to the contrary, the Escrow Agent is obligated only to perform the duties specifically set forth in this Escrow Agreement, which shall be deemed purely ministerial in nature. Under no circumstances will the Escrow Agent be deemed to be a fiduciary to any Party or any other person under this Escrow Agreement. The Escrow Agent will not be responsible or liable for the failure of any Party to perform in accordance with this Escrow Agreement. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument, or document other than this Escrow Agreement, whether or not an original or a copy of such agreement has been provided to the Escrow Agent; and the Escrow Agent shall have no duty to know or inquire as to the performance or nonperformance of any provision of any such agreement, instrument, or document. References in this Escrow Agreement to any other agreement, instrument, or document are for the convenience of the Parties, and the Escrow Agent has no duties or obligations with respect thereto. This Escrow Agreement sets forth all matters pertinent to the escrow contemplated hereunder, and no additional obligations of the Escrow Agent shall be inferred or implied from the terms of this Escrow Agreement or any other agreement.

2.2.

Attorneys and Agents. The Escrow Agent shall be entitled to rely on and shall not be liable for any action taken or omitted to be taken by the Escrow Agent in accordance with the advice of counsel or other professionals retained or consulted by the Escrow Agent. The Escrow Agent shall be reimbursed as set forth in Section 3.1 for any and all compensation (fees, expenses and other costs) paid and/or reimbursed to such counsel and/or professionals. The Escrow Agent may perform any and all of its duties through its agents, representatives, attorneys, custodians, and/or nominees.

2.3.

Reliance. The Escrow Agent shall not be liable for any action taken or not taken by it in accordance with the direction or consent of the Parties or their respective agents, representatives, successors, or assigns. The Escrow Agent shall not be liable for acting or refraining from acting upon any notice, request, consent, direction, requisition, certificate, order, affidavit, letter, or other paper or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons, without further inquiry into the person’s or persons’ authority. Concurrent with the execution of this Escrow Agreement, the Parties shall deliver to the Escrow Agent authorized signers’ forms in the form of Exhibit B-1 and Exhibit B-2 to this Escrow Agreement.

2.4.

Right Not Duty Undertaken. The permissive rights of the Escrow Agent to do things enumerated in this Escrow Agreement shall not be construed as duties.

2.5.

No Financial Obligation. No provision of this Escrow Agreement shall require the Escrow Agent to risk or advance its own funds or otherwise incur any financial liability or potential financial liability in the performance of its duties or the exercise of its rights under this Escrow Agreement.

ARTICLE 3

PROVISIONS CONCERNING THE ESCROW AGENT

3.1

Indemnification. The Parties, jointly and severally, shall indemnify, defend and hold harmless the Escrow Agent from and against any and all loss, liability, cost, damage and expense, including, without limitation, attorneys’ fees and expenses or other professional fees and expenses which the Escrow Agent may suffer or incur by reason of any action, claim or proceeding brought against the Escrow Agent, arising out of or relating in any way to this Escrow Agreement or any transaction to which this Escrow Agreement relates, unless such loss, liability, cost, damage or expense shall have been finally adjudicated to have been directly caused by the willful misconduct or gross negligence of the Escrow Agent. The provisions of this Section 3.1 shall survive the resignation or removal of the Escrow Agent and the termination of this Escrow Agreement.

3.2

Limitation of Liability. THE ESCROW AGENT SHALL NOT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (I) DAMAGES, LOSSES OR EXPENSES ARISING OUT OF THE SERVICES PROVIDED HEREUNDER, OTHER THAN DAMAGES, LOSSES OR EXPENSES WHICH HAVE BEEN FINALLY ADJUDICATED TO HAVE DIRECTLY RESULTED FROM THE ESCROW AGENT’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, OR (II) SPECIAL, INDIRECT, PUNITIVE OR CONSEQUENTIAL DAMAGES OR LOSSES OF ANY KIND WHATSOEVER (INCLUDING WITHOUT LIMITATION LOST PROFITS), EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES AND REGARDLESS OF THE FORM OF ACTION.

3.3

Resignation or Removal. The Escrow Agent may resign by furnishing written notice of its resignation to the Parties, and the Parties may remove the Escrow Agent by furnishing to the Escrow Agent a joint written notice of its removal along with payment of all fees and expenses to which it is entitled through the date of termination. Such resignation or removal, as the case may be, shall be effective thirty (30) days after the delivery of such notice or upon the earlier appointment of a successor, and the Escrow Agent’s sole responsibility thereafter shall be to safely keep the Escrow Property and to deliver the same to a successor escrow agent as shall be appointed by the Parties, as evidenced by a joint written notice filed with the Escrow Agent or in accordance with a court order. If the Parties have failed to appoint a successor escrow agent prior to the expiration of thirty (30) days following the delivery of such notice of resignation or removal, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon the Parties.

3.4

Compensation. The Escrow Agent shall be entitled to compensation for its services as stated in the fee schedule attached hereto as Exhibit C, which compensation shall be paid by the Company. The fee agreed upon for the services rendered hereunder is intended as full compensation for the Escrow Agent's services as contemplated by this Escrow Agreement; provided, however, that in the event that the conditions for the disbursement of funds under this Escrow Agreement are not fulfilled, or the Escrow Agent renders any service not contemplated in this Escrow Agreement, or there is any assignment of interest in the subject matter of this Escrow Agreement, or any material modification hereof, or if any material controversy arises hereunder, or the Escrow Agent is made a party to any litigation pertaining to this Escrow Agreement or the subject matter hereof, then the Escrow Agent shall be compensated for such extraordinary services and reimbursed for all costs and expenses, including reasonable attorneys’ fees and expenses, occasioned by any such delay, controversy, litigation or event. If any amount due to the Escrow Agent hereunder is not paid within thirty (30) days of the date due, the Escrow Agent in its sole discretion may charge interest on such amount up to the highest rate permitted by applicable law. The Escrow Agent shall have, and is hereby granted, a prior lien upon the Escrow Property with respect to its unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights, superior to the interests of any other persons or entities and is hereby granted the right to set off and deduct any unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights from the Escrow Property.

3.5

Disagreements. If any conflict, disagreement or dispute arises between, among, or involving any of the parties hereto concerning the meaning or validity of any provision hereunder or concerning any other matter relating to this Escrow Agreement, or the Escrow Agent is in doubt as to the action to be taken hereunder, the Escrow Agent may, at its option, retain the Escrow Property until the Escrow Agent (i) receives a final non-appealable order of a court of competent jurisdiction or a final non-appealable arbitration decision directing delivery of the Escrow Property, (ii) receives a written agreement executed by each of the parties involved in such disagreement or dispute directing delivery of the Escrow Property, in which event the Escrow Agent shall be authorized to disburse the Escrow Property in accordance with such final court order, arbitration decision, or agreement, or (iii) files an interpleader action in any court of competent jurisdiction, and upon the filing thereof, the Escrow Agent shall be relieved of all liability as to the Escrow Property and shall be entitled to recover attorneys’ fees, expenses and other costs incurred in commencing and maintaining any such interpleader action. The Escrow Agent shall be entitled to act on any such agreement, court order, or arbitration decision without further question, inquiry, or consent.

3.6

Merger or Consolidation. Any corporation or association into which the Escrow Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer all or substantially all of its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which the Escrow Agent is a party, shall be and become the successor escrow agent under this Escrow Agreement and shall have and succeed to the rights, powers, duties, immunities and privileges as its predecessor, without the execution or filing of any instrument or paper or the performance of any further act.

3.7

Attachment of Escrow Property; Compliance with Legal Orders. In the event that any Escrow Property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the Escrow Property, the Escrow Agent is hereby expressly authorized, in its sole discretion, to respond as it deems appropriate or to comply with all writs, orders or decrees so entered or issued, or which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction. In the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the Parties or to any other person, firm or corporation, should, by reason of such compliance notwithstanding, such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

3.8

Force Majeure. The Escrow Agent shall not be responsible or liable for any failure or delay in the performance of its obligation under this Escrow Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; wars; acts of terrorism; civil or military disturbances; sabotage; epidemic; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental action; it being understood that the Escrow Agent shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as reasonably practicable under the circumstances.

ARTICLE 4

MISCELLANEOUS

4.1

Successors and Assigns. This Escrow Agreement shall be binding on and inure to the benefit of the Parties and the Escrow Agent and their respective successors and permitted assigns. No other persons shall have any rights under this Escrow Agreement. No assignment of the interest of any of the Parties shall be binding unless and until written notice of such assignment shall be delivered to the other Party and the Escrow Agent and shall require the prior written consent of the other Party and the Escrow Agent (such consent not to be unreasonably withheld).  Notwithstanding the foregoing, no assignment of this Escrow Agreement by an Party shall have any effect unless all “know your customer” due diligence has been performed to the Escrow Agent’s reasonable satisfaction prior to any such assignment.

4.2

Escheat. The Parties are aware that under applicable state law, property which is presumed abandoned may under certain circumstances escheat to the applicable state. The Escrow Agent shall have no liability to the Parties, their respective heirs, legal representatives, successors and assigns, or any other party, should any or all of the Escrow Property escheat by operation of law.

4.3

Business Day.  Business Day shall mean any day other than a Saturday, a Sunday, a Federal or state holiday, and any other day on which Escrow Agent is closed.

4.4

Notices. All notices, requests, demands, and other communications required under this Escrow Agreement shall be in writing, in English, and shall be deemed to have been duly given if delivered (i) personally, (ii) by facsimile transmission with written confirmation of receipt, (iii) on the day of transmission if sent by electronic mail (“e-mail”) to the e-mail address given below, and written confirmation of receipt is obtained promptly after completion of transmission, (iv) by overnight delivery with a reputable national overnight delivery service, or (iv) by mail or by certified mail, return receipt requested, and postage prepaid. If any notice is mailed, it shall be deemed given five business days after the date such notice is deposited in the United States mail. If notice is given to a party, it shall be given at the address for such party set forth below. It shall be the responsibility of the Parties to notify the Escrow Agent and the other Party in writing of any name or address changes. In the case of communications delivered to the Escrow Agent, such communications shall be deemed to have been given on the date received by the Escrow Agent.

If to <Name Redacted>:

<Name and Contact Information Redacted>

With a copy (for informational purposes only) to:

Haynes and Boone, LLP

30 Rockefeller Plaza

26th Floor

New York, NY 10112

Attention: Greg Kramer

Telephone: (212) 835-4819

Facsimile: (212) 884-9568

E-mail: greg.kramer@haynesboone.com

If to the Company:

Tanzanian Royalty Exploration Corporation

40 King Street West

44th Floor, Scotia Plaza

Toronto, Ontario

CANADA M5H 3Y

Attention: James Sinclair

Telephone No.: (844) 364-1830

E-mail: treceo108@gmail.com

With a copy (for informational purposes only) to:

Borden Ladner Gervais LLP

Scotia Plaza

40 King Street West

44th Floor, Scotia Plaza

Toronto, Ontario

CANADA M5H 3Y4

Attention: Rosalind Morrow

Telephone No.: (416) 367-6019

Facsimile No.: (416) 361-7323

E-mail: rmorrow@blg.com

If to the Escrow Agent:

Wells Fargo Bank, National Association

150 East 42nd Street, 40th Floor

New York, NY 10017

Attention: Donna Nascimento; Corporate, Municipal and Escrow Solutions

Telephone:  (917) 260-1552

Facsimile: (917) 260-1592

E-mail: Donna.Nascimento@wellsfargo.com

4.5

Governing Law. This Escrow Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

4.6

Entire Agreement. This Escrow Agreement sets forth the entire agreement and understanding of the parties related to the Escrow Property.

4.7

Amendment. This Escrow Agreement may be amended, modified, superseded, rescinded, or canceled only by a written instrument executed by the Parties and the Escrow Agent.

4.8

Waivers. The failure of any party to this Escrow Agreement at any time or times to require performance of any provision under this Escrow Agreement shall in no manner affect the right at a later time to enforce the same performance. A waiver by any party to this Escrow Agreement of any such condition or breach of any term, covenant, representation, or warranty contained in this Escrow Agreement, in any one or more instances, shall neither be construed as a further or continuing waiver of any such condition or breach nor a waiver of any other condition or breach of any other term, covenant, representation, or warranty contained in this Escrow Agreement.

4.9

Headings. Section headings of this Escrow Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions of this Escrow Agreement.

4.10

Counterparts. This Escrow Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

4.11

Publication; disclosure.  By executing this Escrow Agreement, the Parties and the Escrow Agent acknowledge that this Escrow Agreement (including related attachments) contains certain information that is sensitive and confidential in nature and agree that such information needs to be protected from improper disclosure, including the publication or dissemination of this Escrow Agreement and related information to individuals or entities not a party to this Escrow Agreement.  The Parties further agree to take reasonable measures to mitigate any risks associated with the publication or disclosure of this Escrow Agreement and information contained therein, including, without limitation, the redaction of the manual signatures of the signatories to this Escrow Agreement, or, in the alternative, publishing a conformed copy of this Escrow Agreement.  If a Party must disclose or publish this Escrow Agreement or information contained therein pursuant to any regulatory, statutory, or governmental requirement, as well as any judicial, or administrative order, subpoena or discovery request, it shall notify in writing the other Party and the Escrow Agent at the time of execution of this Escrow Agreement of the legal requirement to do so.  If any Party becomes aware of any threatened or actual unauthorized disclosure, publication or use of this Escrow Agreement, that Party shall promptly notify in writing the other Parties and the Escrow Agent and shall be liable for any unauthorized release or disclosure.

[The remainder of this page left intentionally blank.]

IN WITNESS WHEREOF, this Escrow Agreement has been duly executed as of the date first written above.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:
Name:
Title:
<Name Redacted>

By:
Name:
Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Escrow Agent

By:
Name:
Title:

EXHIBIT A

Agency and Custody Account Direction

For Cash Balances

Wells Fargo Money Market Deposit Accounts

Direction to use the following Wells Fargo Money Market Deposit Accounts for Cash Balances for the escrow account or accounts (the “Account”) established under the Escrow Agreement to which this Exhibit A is attached.

You are hereby directed to deposit, as indicated below, or as we shall direct further in writing from time to time, all cash in the Account in the following money market deposit account of Wells Fargo Bank, National Association:

Wells Fargo Money Market Deposit Account (MMDA)

We understand that amounts on deposit in the MMDA are insured, subject to the applicable rules and regulations of the Federal Deposit Insurance Corporation (FDIC), in the basic FDIC insurance amount of $250,000 per depositor, per insured bank. This includes principal and accrued interest up to a total of $250,000.

We acknowledge that we have full power to direct investments of the Account.

We understand that we may change this direction at any time and that it shall continue in effect until revoked or modified by us by joint written notice to you.

___________________________	___________________________
Authorized Representative	Authorized Representative
Tanzanian Royalty Exploration Corporation	<Name Redacted>

Date:	Date:

EXHIBIT B-1

Tanzanian Royalty Exploration Corporation (the “Company”) certifies that the names, titles, telephone numbers, e-mail addresses and specimen signatures set forth in Parts I and II of this Exhibit B-1 identify the persons authorized to provide direction and initiate or confirm transactions, including funds transfer instructions, on behalf of Company, and that the option checked in Part III of this Exhibit B-1 is the security procedure selected by Company for use in verifying that a funds transfer instruction received by the Escrow Agent is that of Company.

Company  has reviewed each of the security procedures and has determined that the option checked in Part III of this Exhibit B-1 best meets its requirements; given the size, type and frequency of the instructions it will issue to the Escrow Agent.  By selecting the security procedure specified in Part III of this Exhibit B-1, Company acknowledges that it has elected to not use the other security procedures described and agrees to be bound by any funds transfer instruction, whether or not authorized, issued in its name and accepted by the Escrow Agent in compliance with the particular security procedure chosen by Company.

NOTICE:  The security procedure selected by Company will not be used to detect errors in the funds transfer instructions given by Company.  If a funds transfer instruction describes the beneficiary of the payment inconsistently by name and account number, payment may be made on the basis of the account number even if it identifies a person different from the named beneficiary.  If a funds transfer instruction describes a participating financial institution inconsistently by name and identification number, the identification number may be relied upon as the proper identification of the financial institution.  Therefore, it is important that Company take such steps as it deems prudent to ensure that there are no such inconsistencies in the funds transfer instructions it sends to the Escrow Agent.

Part I

Name, Title, Telephone Number, Electronic Mail (“e-mail”) Address and Specimen Signature for person(s) designated to provide direction, including but not limited to funds transfer instructions, and to otherwise act on behalf of Company

Name

Title

Telephone Number

E-mail Address

Specimen Signature

_______________

__________

________________

_____________

 ______________________

_______________

__________

________________

_____________

 ______________________

_______________

__________

________________

_____________

 ______________________

Part II

Name, Title, Telephone Number and E-mail Address for

person(s) designated to confirm funds transfer instructions

Name

Title

Telephone Number

E-mail Address

___________________

________________

________________

_________________

___________________

________________

________________

_________________

___________________

________________

________________

_________________

Part III

Means for delivery of instructions and/or confirmations

The security procedure to be used with respect to funds transfer instructions is checked below:

❑

Option 1.  Confirmation by telephone call-back.  The Escrow Agent shall confirm funds transfer instructions by telephone call-back to a person at the telephone number designated on Part II above.  The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit B-1.

❑

CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by telephone call-back, the Escrow Agent may, at its discretion, confirm by e-mail, as described in Option 2.

❑

Option 2.  Confirmation by e-mail.  The Escrow Agent shall confirm funds transfer instructions by e-mail to a person at the e-mail address specified for such person in Part II of this Exhibit B-1.  The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit B-1.  Company understands the risks associated with communicating sensitive matters, including time sensitive matters, by e-mail.  Company further acknowledges that instructions and data sent by e-mail may be less confidential or secure than instructions or data transmitted by other methods. The Escrow Agent shall not be liable for any loss of the confidentiality of instructions and data prior to receipt by the Escrow Agent.

❑

CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by e-mail, the Escrow Agent may, at its discretion, confirm by telephone call-back, as described in Option 1.

❑

Option 3. Delivery of funds transfer instructions by password protected file transfer system only - no confirmation.  The Escrow Agent offers the option to deliver funds transfer instructions through a password protected file transfer system. If Company wishes to use the password protected file transfer system, further instructions will be provided by the Escrow Agent.  If Company chooses this Option 3, it agrees that no further confirmation of funds transfer instructions will be performed by the Escrow Agent.

❑

Option 4.  Delivery of funds transfer instructions by password protected file transfer system with confirmation.  Same as Option 3 above, but the Escrow Agent shall confirm funds transfer instructions by ❑ telephone call-back or ❑ e-mail (must check at least one, may check both) to a person at the telephone number or e-mail address designated on Part II above.  By checking a box in the prior sentence, the party shall be deemed to have agreed to the terms of such confirmation option as more fully described in Option 1 and Option 2 above.

Dated this ____ day of ___________, 20__.

By ________________________________________

Name:

Title:

EXHIBIT B-2

<Name Redacted> ( “<Name Redacted>”) certifies that the names, titles, telephone numbers, e-mail addresses and specimen signatures set forth in Parts I and II of this Exhibit B-2 identify the persons authorized to provide direction and initiate or confirm transactions, including funds transfer instructions, on behalf of <Name Redacted>, and that the option checked in Part III of this Exhibit B-2 is the security procedure selected by <Name Redacted> for use in verifying that a funds transfer instruction received by the Escrow Agent is that of <Name Redacted>.

<Name Redacted> has reviewed each of the security procedures and has determined that the option checked in Part III of this Exhibit B-2 best meets its requirements; given the size, type and frequency of the instructions it will issue to the Escrow Agent.  By selecting the security procedure specified in Part III of this Exhibit B-2, <Name Redacted> acknowledges that it has elected to not use the other security procedures described and agrees to be bound by any funds transfer instruction, whether or not authorized, issued in its name and accepted by the Escrow Agent in compliance with the particular security procedure chosen by <Name Redacted>.

NOTICE:  The security procedure selected by <Name Redacted> will not be used to detect errors in the funds transfer instructions given by <Name Redacted>.  If a funds transfer instruction describes the beneficiary of the payment inconsistently by name and account number, payment may be made on the basis of the account number even if it identifies a person different from the named beneficiary.  If a funds transfer instruction describes a participating financial institution inconsistently by name and identification number, the identification number may be relied upon as the proper identification of the financial institution.  Therefore, it is important that <Name Redacted> take such steps as it deems prudent to ensure that there are no such inconsistencies in the funds transfer instructions it sends to the Escrow Agent.

Part I

Name, Title, Telephone Number, Electronic Mail (“e-mail”) Address and Specimen Signature for person(s) designated to provide direction, including but not limited to funds transfer instructions, and to otherwise act on behalf of <Name Redacted>

Name

Title

Telephone Number

E-mail Address

Specimen Signature

_______________

__________

________________

_____________

 ______________________

_______________

__________

________________

_____________

 ______________________

_______________

__________

________________

_____________

 ______________________

Part II

Name, Title, Telephone Number and E-mail Address for

person(s) designated to confirm funds transfer instructions

Name

Title

Telephone Number

E-mail Address

___________________

________________

________________

_________________

___________________

________________

________________

_________________

___________________

________________

________________

_________________

Part III

Means for delivery of instructions and/or confirmations

The security procedure to be used with respect to funds transfer instructions is checked below:

❑

Option 1.  Confirmation by telephone call-back.  The Escrow Agent shall confirm funds transfer instructions by telephone call-back to a person at the telephone number designated on Part II above.  The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit B-2.

❑

CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by telephone call-back, the Escrow Agent may, at its discretion, confirm by e-mail, as described in Option 2.

❑

Option 2.  Confirmation by e-mail.  The Escrow Agent shall confirm funds transfer instructions by e-mail to a person at the e-mail address specified for such person in Part II of this Exhibit B-2.  The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit B-2.  <Name Redacted> understands the risks associated with communicating sensitive matters, including time sensitive matters, by e-mail.  <Name Redacted> further acknowledges that instructions and data sent by e-mail may be less confidential or secure than instructions or data transmitted by other methods. The Escrow Agent shall not be liable for any loss of the confidentiality of instructions and data prior to receipt by the Escrow Agent.

❑

CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by e-mail, the Escrow Agent may, at its discretion, confirm by telephone call-back, as described in Option 1.

❑

Option 3. Delivery of funds transfer instructions by password protected file transfer system only - no confirmation.  The Escrow Agent offers the option to deliver funds transfer instructions through a password protected file transfer system. If <Name Redacted> wishes to use the password protected file transfer system, further instructions will be provided by the Escrow Agent.  If <Name Redacted> chooses this Option 3, it agrees that no further confirmation of funds transfer instructions will be performed by the Escrow Agent.

❑

Option 4.  Delivery of funds transfer instructions by password protected file transfer system with confirmation.  Same as Option 3 above, but the Escrow Agent shall confirm funds transfer instructions by ❑ telephone call-back or ❑ e-mail (must check at least one, may check both) to a person at the telephone number or e-mail address designated on Part II above.  By checking a box in the prior sentence, the party shall be deemed to have agreed to the terms of such confirmation option as more fully described in Option 1 and Option 2 above.

Dated this ____ day of ___________, 20__.

By ________________________________________

Name:

Title:

EXHIBIT C

FEES OF ESCROW AGENT

EXHIBIT E

LIST OF MANAGEMENT MEMBERS SUBJECT TO LOCK-UP LETTER

1. Jim Sinclair

2. Joseph Kahama

3. Steve Van Tongeren

4. Donna Moroney

E-1

EXHIBIT F

FORM OF LEGAL OPINION

December 9, 2014

<Name Redacted>

Attention: <Redacted>

Re:

Tanzanian Royalty Exploration Corporation

Offering of Convertible Securities

We have acted as counsel to Tanzanian Royalty Exploration Corporation (the “Corporation”) in connection with the creation, offering and issue by the Corporation of up to $15,000,000 aggregate principal amount of 8% original issue discount senior convertible debentures due December 9, 2016 (collectively, the “Debentures”) and related common stock purchase warrants (the “Warrants”) of the Corporation (the Debentures and the Warrants are collectively referred to as the “Securities”).  The principal amount of the Debentures and interest payments to be made thereunder are convertible at the option of the holder into common shares of the Corporation (“Conversion Shares”) in accordance with the terms thereof.  In addition, at the option of the Corporation, subject to the terms and conditions of the Debentures, mandatory redemption payments may be satisfied by the issuance of common shares of the Corporation (the “Mandatory Redemption Shares”).  Each Warrant entitles the holder to purchase one Common Share (a “Warrant Share”) for a period of five years from the date hereof.  The Conversion Shares, the Mandatory Redemption Shares and the Warrant Shares are collectively referred to as the “Underlying Securities”.  The Securities are being offered pursuant to the terms and subject to the conditions of a securities purchase agreement (the “Purchase Agreement”) dated December 9, 2014 between <Name Redacted> and the Corporation.

This opinion letter is being delivered to you pursuant to Section 1.3(a)(ii) of the Purchase Agreement.  Headings used in this opinion letter are for convenience of reference only and do not affect the interpretation of this opinion letter.  Capitalized terms used and not defined in this opinion letter have the meanings given to them in the Purchase Agreement.

A.

EXAMINATIONS

We have examined each of the following documents:

(a)

the Purchase Agreement;

(b)

the Debentures;

(c)

the registration rights agreement dated as of December 9, 2014 between <Name Redacted> and the Corporation (the “Registration Rights Agreement”); and

(d)

the Warrants.

The Purchase Agreement, the Debentures, the Registration Rights Agreement and the Warrants are collectively referred to as the “Operative Documents”.

We have also examined such other documents and considered such questions of law as we considered necessary as a basis for our opinions, including:

(a)

the certificate of the Corporation (the “Opinion Support Certificate”) dated December 9, 2014 with respect to factual matters, a copy of which has been provided to you;

(b)

a Certificate of Status (the “Certificate of Status”) in respect of the Corporation dated December 8, 2014 issued by the Registrar of Corporations (Alberta).

However, we have not examined the minute books of the Corporation, except for the resolutions of the board of directors related to the approval and authorization of the Operative Documents and the transaction contemplated thereby.

B.

APPLICABLE LAW

The term “Securities Laws” when used in this opinion letter, unless otherwise modified, means the Securities Act of Ontario and the equivalent legislation of Alberta (collectively, the “Qualifying Jurisdictions”) and the rules, instruments and regulations made under such legislation, together with the published policy statements, orders and rulings of the securities regulatory authority of each of the Qualifying Jurisdictions as applicable in each of the Qualifying Jurisdictions.

Except as noted below, our opinions are limited to the laws of the Province of Ontario and Alberta and the federal laws of Canada applicable in the Province of Ontario and Alberta now in effect (“Governing Law”).  In particular, to the extent that Governing Law would require the application of the laws of any other jurisdiction, no opinions are expressed as to the laws of such other jurisdiction.

C.

ASSUMPTIONS AND RELIANCES

In connection with our opinions, we have, with your concurrence, made the following assumptions:

(a)

with respect to all documents examined by us, the genuineness of all signatures, the legal capacity of all individuals signing any documents, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as copies, whether facsimile, photostatic, electronic, certified or otherwise, and the identity of all individuals acting or purporting to act as public officials;

(b)

all facts set forth in the official public records, indices, filing and registration systems and all certificates, documents and printed results supplied by public officials or otherwise conveyed to us by public officials are complete, true, accurate and current;

(c)

each party to the Purchase Agreement and the Registration Rights Agreement (other than the Corporation):

(i)

is duly incorporated, organized and in existence under the laws of its jurisdiction of incorporation, organization or formation;

(ii)

has the necessary status, power, capacity and authority to enter into the Purchase Agreement and the Registration Rights Agreement to which it is party and to perform its obligations thereunder; and

(iii)

has duly authorized, executed and delivered the Purchase Agreement and the Registration Rights Agreement to which it is party; and

(d)

the Purchase Agreement and the Registration Rights Agreement each constitute a legal, valid and binding obligation of each party thereto, enforceable against each such party in accordance with its terms.

In expressing the opinion in paragraph 1 below we have assumed that the Certificate of Status in respect of the Corporation continues to be accurate as of the date of this opinion letter and have relied exclusively upon this certificate as evidencing that such Corporation is a valid and subsisting corporation under the laws of the Province of Alberta as of this date.

In expressing the opinion in paragraphs 6 and 7 below, we have assumed that at the time of the issuance by the Corporation of the Underlying Securities, the Corporation does not engage in or hold itself out as engaging in the business of trading in securities.

In expressing the opinion in paragraphs 6 and 7 below, we have assumed that no order, ruling or decision of any court, regulatory or administrative body is in effect at any relevant time that restricts any trades in the securities of the Corporation, that affects any person who engages in such trades or that has the effect of preventing or restricting the applicable transaction.

In expressing the opinion in paragraph 8 below, we have assumed that the representations and warranties of <Name Redacted> in the Operative Agreements are accurate and that <Name Redacted> will comply with its obligations and covenants in the Purchase Agreement and the Warrants.

In expressing our opinions, we have, with your concurrence, relied upon the Opinion Support Certificate with respect to the accuracy of the factual matters contained in the certificate, which matters have not been independently investigated or verified by us.

D.

OPINIONS

Based upon and subject to the foregoing and to the qualifications in this opinion letter, we are of the opinion that:

1.

Corporate Existence.  The Corporation is a valid and subsisting corporation under the laws of the Province of Alberta.

2.

Corporate Power and Capacity to Execute and Deliver the Operative Documents.  The Corporation has all necessary corporate power and capacity to execute and deliver and to perform its obligations under the Operative Documents.

3.

Authorization.  The execution and delivery by the Corporation of the Operative Documents and the performance by it of its obligations thereunder have been duly authorized by all necessary corporate action on the Corporation's part.

4.

Execution and Delivery.  The Corporation has duly executed and delivered each of the Operative Documents.

5.

No Contravention.  The execution and delivery by the Corporation of each of the Operative Documents and the performance by it of its obligations thereunder do not breach any provisions of, or constitute a default under:

(a)

its articles of incorporation;

(b)

its by-laws;

(c)

the Business Corporations Act (Alberta);

(d)

any statute, rule or regulation of Governing Law applicable to the Corporation;

6.

Issuance of Securities.  The Underlying Securities have been duly reserved for issuance and will be, when issued in accordance with the terms of the Debentures or the exercise of the Warrants, as applicable, issued as fully-paid and non-assessable shares in the capital of the Corporation.

7.

Consents and Approvals.  No consent, approval, authorization, order, registration, filing, or qualification, of or with any governmental entity is required for the execution, delivery and performance of the Operative Documents, except for the filing of:

(a)

a Material Change Report with the securities commissions of the Qualifying Jurisdictions in connection with the consummation of the transactions contemplated by the Operative Documents;

(b)

Form 45-106F1 Report of Exempt Distribution pursuant to National Instrument 45-106 Prospectus and Registration Exemptions with the securities commission of Ontario; and

(c)

additional listing applications with the NYSE MKT and the Toronto Stock Exchange related to the Underlying Securities.

8.

It is not necessary, in connection with the offer, sale and delivery of the Securities to <Name Redacted> under the Purchase Agreement, to file a prospectus with the Ontario Securities Commission.

E.

LIMITATION ON RELIANCE

This opinion letter is furnished solely for the benefit of the addressees and only in connection with the transactions contemplated in the Operative Documents and may not be relied upon by any other person or used for any other purpose, nor may it be disclosed to any other person or quoted in whole or in part or otherwise referred to, without our prior written consent.  Our opinions are given as of the date of this opinion letter; among other things, our opinions do not take into account any circumstance (including changes in law or facts or the conduct of any of the parties to the Operative Documents that may occur after that date and we can give no assurance that a transaction that occurs after the date of this opinion letter will not be affected by future changes to the law, including without limitation the Securities Laws.  We expressly disclaim any obligation or undertaking to advise any persons to whom this opinion letter is addressed, or any other persons entitled to rely on this opinion letter, of any matters or any change in matters (including, without limitation, any facts or circumstances or any subsequently enacted, published or reported laws, regulations or judicial decisions having retroactive effect) which may come to our attention after the date of this opinion letter and which may affect any of our opinions.

Yours very truly,

EXHIBIT G

FORM OF GUARANTEE

CONTINUING GUARANTY

1

TO:

<Name Redacted>

1.

GUARANTY; DEFINITIONS.  In consideration of any credit or other financial accommodation heretofore, now or hereafter extended or made to Tanzanian Royalty Exploration Corporation, a Canadian corporation (the “Company”) by <Name Redacted>, a company organized under the laws of the Cayman Islands (“<Name Redacted>”), and for other valuable consideration, the undersigned subsidiary guarantor (“Guarantor”), unconditionally guarantees and promises to pay to <Name Redacted>, or order, on demand in lawful money of the United States of America and in immediately available funds, any and all Indebtedness.  The term “Indebtedness” is used in its most comprehensive sense and means and includes all obligations under that certain 8% ORIGINAL ISSUE DISCOUNT SENIOR CONVERTIBLE DEBENTURE DUE DECEMBER 9, 2016 (as amended, restated or otherwise modified from time to time, the “Note”) and any other obligations under that certain Securities Purchase Agreement entered into by <Name Redacted> and the Company, dated as of December 9, 2014 (as amended, restated or otherwise modified from time to time, the “SPA”), whether incurred in the past, present or future, whether voluntary or involuntary, and however arising, and whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, whether or not the Company may be liable individually or jointly with others, or whether recovery upon such Indebtedness may subsequently become unenforceable.  This Guaranty is a guaranty of payment and not collection.

2.

SUCCESSIVE TRANSACTIONS; REVOCATION; OBLIGATION UNDER OTHER GUARANTIES.  This is a continuing guaranty and all rights, powers and remedies hereunder shall apply to all past, present and future Indebtedness, including that arising under successive transactions or amendments or modifications to the Note or the other Transaction Documents (as defined in the SPA) which shall either continue the Indebtedness, increase or decrease it, or from time to time create new Indebtedness after all or any prior Indebtedness has been satisfied, and notwithstanding the dissolution, liquidation or bankruptcy of the Company or Guarantor or any other event or proceeding affecting either Guarantor or the Company. The obligations of Guarantor under this Guaranty shall be in addition to any obligations of Guarantor under any other guaranties of any liabilities or obligations of the Company or other persons that may be given to <Name Redacted> at any time, unless the other guaranties are expressly modified or revoked in writing; and this Guaranty shall not, unless expressly provided for in this Guaranty, affect or invalidate any such other guaranties.

3.

OBLIGATIONS JOINT AND SEVERAL; SEPARATE ACTIONS; WAIVER OF STATUTE OF LIMITATIONS; REINSTATEMENT OF LIABILITY.  The obligations of Guarantor under this Guaranty are joint and several and independent of the obligations of the Company, and a separate action or actions may be brought and prosecuted against Guarantor, whether the action is brought against the Company or other persons, or whether the Company or other persons are joined in any such action or actions.  Guarantor acknowledges that this

Guaranty is absolute and unconditional, that there are no conditions precedent to the effectiveness of this Guaranty, and that this Guaranty is in full force and effect and binding on Guarantor as of the date written below, regardless of whether <Name Redacted> obtains collateral or any guaranties from others or takes any other action contemplated by Guarantor.  Guarantor waives the benefit of any statute of limitations affecting the enforcement of Guarantor’s liability under this Guaranty, and Guarantor agrees that any payment of any Indebtedness or other act which shall toll any applicable statute of limitations shall similarly toll the statute of limitations applicable to Guarantor’s liability under this Guaranty.  The liability of Guarantor hereunder shall be reinstated and revived and the rights of <Name Redacted> shall continue if and to the extent for any reason any amount at any time paid on account of any Indebtedness guaranteed hereby is rescinded or must otherwise be restored by <Name Redacted>, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, all as though such amount had not been paid.  The determination as to whether any amount so paid must be rescinded or restored shall be made by <Name Redacted> in its reasonable discretion; provided however, that if <Name Redacted> chooses to contest any such matter at the request of Guarantor, Guarantor agrees to indemnify and hold <Name Redacted> harmless from and against all costs and expenses, including reasonable attorneys’ fees, expended or incurred by <Name Redacted> in connection therewith, including without limitation, in any litigation with respect thereto.

4.

AUTHORIZATIONS TO <NAME REDACTED>.  Guarantor authorizes <Name Redacted> either before or after revocation hereof, without notice to or demand on Guarantor, and without affecting Guarantor’s liability hereunder, from time to time to: (a) alter, compromise, renew, extend, accelerate or otherwise change the time for payment of, or otherwise change the terms of the Indebtedness or any portion thereof, including increase or decrease of the rate of interest thereon; (b) take and hold security for the payment of this Guaranty or the Indebtedness or any portion thereof, and exchange, enforce, waive, subordinate or release any such security; (c) apply such security and direct the order or manner of sale thereof, including without limitation, a non-judicial sale permitted by the terms of the controlling security agreement, mortgage or deed of trust, as <Name Redacted> in its discretion may determine; (d) release or substitute any one or more of the endorsers or any other guarantors of the Indebtedness, or any portion thereof, or any other party thereto; and (e) apply payments received by <Name Redacted> from the Company to any portion of the Indebtedness, in such order as <Name Redacted> shall determine in its sole discretion, whether or not such Indebtedness is covered by this Guaranty, and Guarantor hereby waives any provision of law regarding application of payments which specifies otherwise. <Name Redacted> may without notice assign this Guaranty in whole or in part.

5.

REPRESENTATIONS AND WARRANTIES.  Guarantor represents and warrants to <Name Redacted> that: (a) this Guaranty is executed at the Company’s request; (b) <Name Redacted> has made no representation to Guarantor as to the creditworthiness of the Company; and (c) Guarantor has established adequate means of obtaining from the Company on a continuing basis financial and other information pertaining to the Company’s financial condition.  Guarantor agrees to keep adequately informed of any facts, events or circumstances which might in any way affect Guarantor’s liability under this Guaranty, and Guarantor further agrees that <Name Redacted> shall have no obligation to disclose to Guarantor any information or material about the Company which is acquired by <Name Redacted> in any manner.

6.

GUARANTOR’S WAIVERS.

(a)

Guarantor waives any right to require <Name Redacted> to: (i) proceed against the Company or any other person; (ii) marshal assets or proceed against or exhaust any security granted by the Company or any other person; (iii) give notice of the terms, time and place of any public or private sale or other disposition of real or personal property security granted by the Company or any other person; (iv) take any other action or pursue any other remedy in <Name Redacted>’s power; or (v) make any presentment or demand for performance, or give any notice of nonperformance, protest, notice of protest or notice of dishonor hereunder or in connection with any obligations or evidences of indebtedness held by <Name Redacted> as security for or which constitute in whole or in part the Indebtedness guaranteed hereunder, or in connection with the creation of new or additional Indebtedness.

(b)

Guarantor waives any defense to its obligations hereunder based upon or arising by reason of: (i) any disability or other defense of the Company or any other person; (ii) the cessation or limitation from any cause whatsoever, other than payment in full, of the Indebtedness or the indebtedness of any other person; (iii) any lack of authority of any officer, director, partner, agent or any other person acting or purporting to act on behalf of the Company, if it is a corporation, partnership or other type of entity, or any defect in the formation of the Company; (iv) the application by the Company of the proceeds of any Indebtedness for purposes other than the purposes represented by the Company to, or intended or understood by, <Name Redacted> or Guarantor; (v) any act or omission by <Name Redacted>, except for willful actions taken in bad faith, which directly or indirectly results in or aids the discharge of the Company or any portion of the Indebtedness by operation of law or otherwise, or which in any way impairs or suspends any rights or remedies of <Name Redacted> against the Company; (vi) any impairment of the value of any interest in any security for the Indebtedness or any portion thereof, including without limitation, the failure to obtain or maintain perfection or recordation of any interest in any such security, the release of any such security without substitution, and/or the failure to preserve the value of, or to comply with applicable law in disposing of, any such security; (vii) any modification of the Indebtedness, in any form whatsoever, including any modification made after revocation hereof to any Indebtedness incurred prior to such revocation, and including without limitation the renewal, extension, acceleration or other change in time for payment of, or other change in the terms of, the Indebtedness or any portion thereof, including any increase or decrease of the rate of interest thereon; or (viii) any requirement that <Name Redacted> give any notice of acceptance of this Guaranty.  Until all Indebtedness has been paid in full, Guarantor shall have no right of subrogation, and Guarantor waives any right to enforce any remedy which <Name Redacted> now has or may hereafter have against the Company or any other person, and waives any benefit of, or any right to participate in, any security now or hereafter held by <Name Redacted>.  Guarantor further waives all rights and defenses Guarantor may have arising out of (A) any election of remedies by <Name Redacted>, even though that election of remedies, such as a non-judicial foreclosure with respect to any security for any portion of the Indebtedness, destroys Guarantor’s rights of subrogation or Guarantor’s rights to proceed against the Company for reimbursement, or (B) any loss of rights Guarantor may suffer by reason of any rights, powers or remedies of the Company in connection with any anti-deficiency laws or any other laws limiting, qualifying or discharging the Company’s Indebtedness, whether by operation of law or otherwise, including any rights Guarantor may have to a fair market value hearing to determine the size of a deficiency following any foreclosure sale or other disposition of any real property security for any portion of the Indebtedness.

7.

SUBORDINATION.  Any indebtedness of the Company now or hereafter held by Guarantor is hereby subordinated to the Indebtedness until such time as the Indebtedness is irrevocably repaid in full in cash and all credit arrangements between <Name Redacted> and the Company have been terminated.

8.

REMEDIES; NO WAIVER.  All rights, powers and remedies of <Name Redacted> hereunder are cumulative.  No delay, failure or discontinuance of <Name Redacted> in exercising any right, power or remedy hereunder shall affect or operate as a waiver of such right, power or remedy; nor shall any single or partial exercise of any such right, power or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power or remedy.  Any waiver, permit, consent or approval of any kind by <Name Redacted> of any breach of this Guaranty, or any such waiver of any provisions or conditions hereof, must be in writing and shall be effective only to the extent set forth in writing.

9.

COSTS, EXPENSES AND ATTORNEYS’ FEES.  Guarantor shall pay to <Name Redacted> immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys’ fees for outside counsel to <Name Redacted>, expended or incurred by <Name Redacted> in connection with the enforcement of any of <Name Redacted>’s rights, powers or remedies and/or the collection of any amounts which become due to <Name Redacted> under this Guaranty, and the prosecution or defense of any action in any way related to this Guaranty, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by <Name Redacted> or any other person) relating to Guarantor or any other person or entity.  All of the foregoing shall be paid by Guarantor with interest at the default rate of interest as contemplated by the Note.

10.

SUCCESSORS; ASSIGNMENT.  This Guaranty shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties; provided however, that Guarantor may not assign or transfer any of its interests or rights hereunder without <Name Redacted>’s prior written consent.  Guarantor acknowledges that <Name Redacted> has the right to sell, assign, transfer, negotiate or grant participations in all or any part of, or any interest in, the Indebtedness and any obligations with respect thereto, including this Guaranty.  In connection therewith, <Name Redacted> may disclose all documents and information which <Name Redacted> now has or hereafter acquires relating to Guarantor and/or this Guaranty, whether furnished by the Company, Guarantor or otherwise; provided, however, that <Name Redacted> shall not disclose material non-public information about Guarantor in connection therewith without obtaining a customary non-disclosure agreement from the proposed transferee.  Guarantor further agrees that <Name Redacted> may disclose such documents and information to the Company.

11.

AMENDMENT.  This Guaranty may be amended or modified only in writing signed by <Name Redacted> and Guarantor.

12.

UNDERSTANDING WITH RESPECT TO WAIVERS; SEVERABILITY OF PROVISIONS.  Guarantor warrants and agrees that each of the waivers set forth herein is made with Guarantor’s full knowledge of its significance and consequences, and that under the circumstances, the waivers are reasonable and not contrary to public policy or law.  If any waiver or other provision of this Guaranty shall be held to be prohibited by or invalid under applicable public policy or law, such waiver or other provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such waiver or other provision or any remaining provisions of this Guaranty.

13.

GOVERNING LAW.  This Guaranty shall be governed by and construed in accordance with the laws of the State of New York.

14.

WAIVER OF JURY TRIAL.  GUARANTOR IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF, BASED ON OR PERTAINING TO THIS GUARANTY.

15.

EXCLUSIVE JURISDICTION.

WITH RESPECT TO ANY DISPUTES ARISING OUT OF OR RELATING TO THIS GUARANTY, THE PARTIES HEREBY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS LOCATED IN IN THE STATE OF NEW YORK, IN NEW YORK COUNTY.

[SIGNATURE ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of December 8, 2014.

Itetemia Mining Company Limited

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of December 8, 2014.

Lunguya Mining Company Ltd.

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of December 8, 2014.

Tancan Mining Company Limited

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of December 8, 2014.

Tanzania American International Development Corporation 2000 Limited

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of December 8, 2014.

Buckreef Gold Company Limited (BGCL)

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of December 8, 2014.

Northwest Basemetals Company Limited

By:
Name:
Title:

G-11